SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



15007051

SEC
Mail Processing
Section
APR 17 2015
Washington DC
404

FORM 6-K

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the Month of April 2015

Commission File Number: **1-14696**

China Mobile Limited

(Translation of registrant's name into English)

**60/F, The Center
99 Queen's Road Central
Hong Kong, China**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F X   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

EXHIBITS

2014 Annual Report of China Mobile Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED



Date: April 15, 2015

By: ______________________________

Name: Li Yue
Title: Executive Director and Chief Executive Officer


中国移动
China Mobile

WE CREATED A 4G MIRACLE



ANNUAL REPORT 2014

CHINA MOBILE LIMITED

Stock Code: 941


4G LTE

720,000+ base stations

more than 90 million customers


Music
Music

CONTENTS

MILESTONES

1997

3 SEPTEMBER

China Telecom (Hong Kong) Limited was incorporated in Hong Kong and later changed its name to China Mobile (Hong Kong) Limited and its name was subsequently changed to China Mobile Limited.

22 & 23 OCTOBER

China Telecom (Hong Kong) Limited raised US$4.2 billion in its initial public offering, with its shares listed on the NYSE and HKEx, respectively.

1998

4 JUNE

China Telecom (Hong Kong) Limited completed the acquisition of Jiangsu Mobile.

1999

2 NOVEMBER

China Telecom (Hong Kong) Limited completed an equity offering of approximately US$2 billion and an offering of global notes of US$600 million due 2004.

12 NOVEMBER

China Telecom (Hong Kong) Limited completed the acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile.

2000

28 JUNE

China Telecom (Hong Kong) Limited changed its name to China Mobile (Hong Kong) Limited.

4 OCTOBER

China Mobile (Hong Kong) Limited and Vodafone Group Plc. entered into a strategic investor subscription agreement, whereby Vodafone Group Plc. agreed to acquire new shares of China Mobile (Hong Kong) Limited for US$2.5 billion.

3 NOVEMBER

China Mobile (Hong Kong) Limited completed an equity offering of approximately US$6.865 billion and an offering of convertible notes of US$690 million due 2005. China Mobile (Hong Kong) Limited also raised RMB12.5 billion by way of syndicated loans.

13 NOVEMBER

China Mobile (Hong Kong) Limited completed the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile.

2001
18 JUNE

China Mobile (Hong Kong) Limited, through its wholly-owned subsidiary, Guangdong Mobile, issued an aggregate of RMB5 billion of corporate bonds in China, which were successfully listed on the Shanghai Stock Exchange on 23 October 2001.

2002
1 JULY

China Mobile (Hong Kong) Limited completed the acquisition of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile.

28 OCTOBER

China Mobile (Hong Kong) Limited, through its wholly-owned subsidiary, Guangdong Mobile, issued a further RMB8 billion in aggregate of corporate bonds in China.

2003
22 JANUARY

The RMB8 billion corporate bonds, issued in China through China Mobile (Hong Kong) Limited's wholly-owned subsidiary, were listed and commenced trading on the Shanghai Stock Exchange and received an enthusiastic response from the market.

2004
1 JULY

China Mobile (Hong Kong) Limited completed the acquisition of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, CMC and Beijing P&T Consulting & Design Institute Company Limited. The Company became the first overseas-listed PRC telecommunications company operating in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China.

2006

28 MARCH

China Mobile (Hong Kong) Limited completed the acquisition and privatization of former China Resources Peoples Telephone Company Limited which later changed its name to China Mobile Peoples Telephone Company Limited. China Mobile Peoples Telephone Company Limited became a wholly-owned subsidiary of China Mobile (Hong Kong) Limited. China Mobile Peoples Telephone Company Limited changed its name later to China Mobile Hong Kong Company Limited.

29 MAY

China Mobile (Hong Kong) Limited changed its name to China Mobile Limited.

8 JUNE

China Mobile Limited entered into a memorandum of understanding with News Corporation and STAR Group Limited to build a long-term wireless media strategic alliance.

2007

22 & 23 OCTOBER

The 10th anniversary of China Mobile Limited's listings on the HKEx and NYSE.

2010

10 MARCH

The Company's wholly-owned subsidiary, Guangdong Mobile and Shanghai Pudong Development Bank Co., Ltd. ("SPD Bank"), entered into a share subscription agreement to acquire 20% interest in SPD Bank at a consideration of RMB39.5 billion. Completion of the subscription took place in October.

On 25 November, China Mobile Limited and SPD Bank entered into a strategic cooperation agreement, thereby officially commenced their cooperation in areas of mobile finance and mobile e-Commerce businesses.



2012

23 AUGUST

The Company's wholly-owned subsidiary, CMC, entered into a share subscription agreement with IFLYTEK CO., LTD. ("IFLYTEK") to acquire 70,273,935 ordinary shares of IFLYTEK, representing 15% of its enlarged issued share capital, in an effort to speed up our mobile Internet deployment.

2013

4 DECEMBER

China Mobile Communications Corporation (our parent) was granted a 4G (TD-LTE) license. The Group has thus taken the lead in launching its 4G commercial services in 16 cities in China, which has been positively received by its customers.

18 DECEMBER

The Company launched the new commercial brand "and!" which represents China Mobile's belief in continuously seeking value innovation, promoting industry developments and accomplishing the strategic vision of "Mobile Changes Life". This also represents that China Mobile is always by the side of its customers, helps them to achieve their dreams and accomplish excellence.

2014

9 JUNE

The Company agreed to, through its wholly-owned subsidiary, subscribe for shares in True Corporation Public Company Limited ("True Corporation") in Thailand through a private placement for a total consideration of approximately RMB5.5 billion. Upon completion of the transaction, the Company indirectly holds 18% equity interest in True Corporation.

11 JULY

China Mobile together with China Telecom and China Unicom jointly established China Communications Facilities Services Corporation Limited (subsequently renamed as China Tower Corporation Limited). The Company through its wholly-owned subsidiary subscribed for shares in this company for a consideration of RMB4 billion, representing 40% of its registered share capital.

FINANCIAL HIGHLIGHTS

	2014	2013	2012
Operating revenue (RMB million)	**641,448**	630,177	581,835
Of which: Revenue from telecommunications services (RMB million)	**581,817**	590,811	560,413
EBITDA[1] (RMB million)	**235,259**	240,426	253,646
EBITDA margin[2]	**36.7%**	38.2%	43.6%
Profit attributable to equity shareholders (RMB million)	**109,279**	121,692	129,274
Margin of profit attributable to equity shareholders[3]	**17.0%**	19.3%	22.2%
Basic EPS (RMB)	**5.38**	6.05	6.43
Dividend per share – Interim (HK$)	**1.540**	1.696	1.633
– Final (HK$)	**1.380**	1.615	1.778
– Full year (HK$)	**2.920**	3.311	3.411

1 *The Company defines EBITDA as profit for the year before taxation, share of profit of associates, finance costs, interest income, non-operating income (net), depreciation, amortization of other intangible assets and impairment loss of goodwill*

2 *EBITDA margin = EBITDA/Operating revenue*

3 *Margin of profit attributable to equity shareholders = Profit attributable to equity shareholders/Operating revenue*

OPERATING REVENUE

(RMB million)


630,177
641,448
2013
2014

EBITDA

(RMB million)


EBITDA margin
38.2%
36.7%
240,426
235,259
2013
2014

PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS

(RMB million)


Margin of profit attributable to equity shareholders
19.3%
17.0%
121,692
109,279
2013
2014

BASIC EPS

(RMB)


6.05
5.38
2013
2014

COMPANY PROFILE

China Mobile Limited (the "Company", and together with its subsidiaries, the "Group") was incorporated in Hong Kong on 3 September 1997. The Company was listed on the New York Stock Exchange ("NYSE") and The Stock Exchange of Hong Kong Limited ("HKEx" or the "Stock Exchange") on 22 October 1997 and 23 October 1997, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in Hong Kong on 27 January 1998.

As the leading mobile services provider in Mainland China, the Group boasts the world's largest mobile network and the world's largest mobile customer base. In 2014, the Company was once again selected as one of the "FT Global 500" by Financial Times and "The World's 2,000 Biggest Public Companies" by Forbes magazine, and recognized on the Dow Jones Sustainability Emerging Markets Index. The Company currently has a corporate credit rating of Aa3/Outlook Stable from Moody's and AA-/Outlook Stable from Standard & Poor's, equivalent to China's sovereign credit rating, respectively.

The Company owns 100% interest in the following major subsidiaries:

- China Mobile Communication Company Limited ("CMC")
- China Mobile Group Guangdong Company Limited ("Guangdong Mobile")
- China Mobile Group Zhejiang Company Limited ("Zhejiang Mobile")
- China Mobile Group Jiangsu Company Limited ("Jiangsu Mobile")
- China Mobile Group Fujian Company Limited ("Fujian Mobile")
- China Mobile Group Henan Company Limited ("Henan Mobile")
- China Mobile Group Hainan Company Limited ("Hainan Mobile")
- China Mobile Group Beijing Company Limited ("Beijing Mobile")
- China Mobile Group Shanghai Company Limited ("Shanghai Mobile")
- China Mobile Group Tianjin Company Limited ("Tianjin Mobile")
- China Mobile Group Hebei Company Limited ("Hebei Mobile")
- China Mobile Group Liaoning Company Limited ("Liaoning Mobile")
- China Mobile Group Shandong Company Limited ("Shandong Mobile")
- China Mobile Group Guangxi Company Limited ("Guangxi Mobile")
- China Mobile Group Anhui Company Limited ("Anhui Mobile")
- China Mobile Group Jiangxi Company Limited ("Jiangxi Mobile")
- China Mobile Group Chongqing Company Limited ("Chongqing Mobile")
- China Mobile Group Sichuan Company Limited ("Sichuan Mobile")
- China Mobile Group Hubei Company Limited ("Hubei Mobile")
- China Mobile Group Hunan Company Limited ("Hunan Mobile")
- China Mobile Group Shaanxi Company Limited ("Shaanxi Mobile")
- China Mobile Group Shanxi Company Limited ("Shanxi Mobile")
- China Mobile Group Neimenggu Company Limited ("Neimenggu Mobile")
- China Mobile Group Jilin Company Limited ("Jilin Mobile")
- China Mobile Group Heilongjiang Company Limited ("Heilongjiang Mobile")
- China Mobile Group Guizhou Company Limited ("Guizhou Mobile")
- China Mobile Group Yunnan Company Limited ("Yunnan Mobile")
- China Mobile Group Xizang Company Limited ("Xizang Mobile")
- China Mobile Group Gansu Company Limited ("Gansu Mobile")
- China Mobile Group Qinghai Company Limited ("Qinghai Mobile")
- China Mobile Group Ningxia Company Limited ("Ningxia Mobile")
- China Mobile Group Xinjiang Company Limited ("Xinjiang Mobile")
- China Mobile Group Design Institute Company Limited ("Design Institute")
- China Mobile Hong Kong Company Limited ("Hong Kong Mobile"), and
- China Mobile International Limited ("International Company"),

and operates nationwide mobile telecommunications networks in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong Special Administrative Region through these subsidiaries.

In addition, the Company owns a 100% equity interest in China Mobile M2M Company Limited, China Mobile (Shenzhen) Limited, China Mobile Online Services Company Limited, China Mobile (Suzhou) Software Technology Company Limited, China Mobile (Hangzhou) Information Technology Company Limited and MIGU Company Limited, a 99.97% equity interest in China Mobile Group Device Company Limited ("China Mobile Device"), a 92% equity interest in China Mobile Group Finance Company Limited ("China Mobile Finance") through Beijing Mobile, and a 66.41% equity interest in Aspire Holdings Limited ("Aspire").

As of 31 December 2014, the Group had a total staff of 241,550, and maintained a leading position in Mainland China in terms of customer base which reached 807 million.

The Company's majority shareholder is China Mobile (Hong Kong) Group Limited ("CMHK (Group)"), which, as of 31 December 2014, indirectly held approximately 72.85% of the total number of issued shares of the Company through a wholly-owned subsidiary, China Mobile Hong Kong (BVI) Limited ("CMHK (BVI)"). The remaining approximately 27.15% was held by public investors.

The largest 4G network

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Directors

Mr. XI Guohua
(Executive Director & Chairman)
Mr. LI Yue
(Executive Director & Chief Executive Officer)
Mr. XUE Taohai
(Executive Director, Vice President & Chief Financial Officer)
Mr. SHA Yuejia
(Executive Director & Vice President)
Mr. LIU Aili
(Executive Director & Vice President)

Independent Non-Executive Directors

Dr. LO Ka Shui
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi
Mr. Paul CHOW Man Yiu

PRINCIPAL BOARD COMMITTEES

Audit Committee

Mr. Frank WONG Kwong Shing (Chairman)
Dr. Moses CHENG Mo Chi
Mr. Paul CHOW Man Yiu

Remuneration Committee

Dr. LO Ka Shui (Chairman)
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

Nomination Committee

Dr. LO Ka Shui (Chairman)
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

COMPANY SECRETARY

Ms. WONG Wai Lan, Grace (FCS, FCIS)

AUDITORS

PricewaterhouseCoopers
PricewaterhouseCoopers Zhong Tian LLP

LEGAL ADVISER

Sullivan & Cromwell

REGISTERED OFFICE

60/F, The Center
99 Queen's Road Central
Hong Kong

PUBLIC AND INVESTOR RELATIONS

Tel: 852 3121 8888
Fax: 852 2511 9092
Website: www.chinamobileltd.com
Stock code: (HKEx) 941
(NYSE) CHL
CUSIP Reference Number: 16941M109

SHARE REGISTRAR

Hong Kong Registrars Limited
Shops 1712–1716, 17/F
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170
USA

Overnight Correspondence:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
USA
Tel: 1-888-BNY-ADRS (toll free in USA)
1 201 680 6825 (international call)
Email: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

PUBLICATIONS

As required by the United States securities laws and regulations, the Company will file an annual report on Form 20-F with the United States Securities and Exchange Commission before 30 April 2015. Copies of the annual report of the Company as well as the annual report on Form 20-F, once filed, will be available at:

Hong Kong:

China Mobile Limited
60/F, The Center
99 Queen's Road Central
Hong Kong

The United States:

BNY Mellon
Depositary Receipts
101 Barclay Street, 22/F
New York, NY 10286
USA

BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS



Mr. XI Guohua

Age 63, Executive Director and Chairman of the Company, in charge of the overall management of the Company, joined the Board of Directors of the Company (the "Board") in July 2011. Mr. Xi is also the Secretary of the CPC Committee and Chairman of China Mobile Communications Corporation ("CMCC"), and Chairman of CMC. Mr. Xi formerly served as Deputy Director General of the Telegraph Bureau, Deputy Director of the Telecommunications Division, Director General of the Long-Distance Telecommunications Bureau and Deputy Chief Engineer and Deputy Director General of the Posts and Telecommunications Administration of Shanghai. Mr. Xi also served as Deputy Director General of the Directorate General of Telecommunications of the former Ministry of Posts and Telecommunications, Chairman and Executive Vice President of Shanghai Bell Company Limited, Vice Minister of the Ministry of Information Industry ("MII"), President of China Network Communications Group Corporation, Vice Minister of the Ministry of Industry and Information Technology, Vice Chairman of CMCC, CMC and the Company. Mr. Xi has not held any other directorships in any listed public companies in the last three years. Mr. Xi graduated from the Department of Electrical Engineering of Hefei University of Technology in 1977, and received a Master of Management degree in economics and management from Shanghai Jiaotong University and a Doctor of Management degree from the School of Economics and Management of Tongji University. Mr. Xi is a professor-level senior engineer and has extensive experience in telecommunications management, operations and technology.



Mr. LI Yue

Age 55, Executive Director and Chief Executive Officer of the Company, in charge of the operation and management of the Company, joined the Board of Directors of the Company in March 2003. He is also the President and Director of CMCC and CMC. Mr. Li started his career in 1976 and previously served as Deputy Director General and Chief Engineer of Tianjin Long-Distance Telecommunications Bureau, Deputy Director General of Tianjin Posts and Telecommunications Administration, President of Tianjin Mobile Communications Company, Deputy Head of the preparatory team and Vice President of CMCC, Chairman of Aspire, non-executive director of Phoenix Satellite Television Holdings Limited and Chairman of Union Mobile Pay Limited. Mr. Li holds a Bachelor's Degree in telephone exchange from the Correspondence College of Beijing University of Posts and Telecommunications, a Master's Degree in business administration from Tianjin University and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer and had won many national, provincial and ministerial level scientific and technological progress awards. Mr. Li has been engaging in telecommunication network operations and maintenance, planning and construction, operational management, development strategies and has many years of experience in the telecommunications industry.

EXECUTIVE DIRECTORS



Mr. XUE Taohai

Age 58, Executive Director, Vice President and Chief Financial Officer of the Company, principally in charge of the corporate affairs, finance and internal audit of the Company, joined the Board of Directors of the Company in July 2002. He is also a Vice President of CMCC, a director of CMC, and director and Chairman of China Mobile Finance. Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the MII and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and received an EMBA degree from Peking University. Mr. Xue is a senior accountant with many years of experience in the telecommunications industry and financial management.



Mr. SHA Yuejia

Age 56, Executive Director and Vice President of the Company, principally in charge of marketing, data business and corporate customer management of the Company, joined the Board of Directors of the Company in March 2006. He is also a Vice President of CMCC, a director of CMC, non-executive director of Phoenix Satellite Television Holdings Limited and Shanghai Pudong Development Bank Co., Ltd.. He previously served as Director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, Deputy Director General of Beijing Telecommunications Administration, Vice President of Beijing Mobile Communications Company, and Chairman and President of Beijing Mobile. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received a Master's Degree from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with many years of experience in the telecommunications industry.

EXECUTIVE DIRECTORS



Mr. LIU Aili

Age 51, Executive Director and Vice President of the Company, principally in charge of planning and construction, network operation, business support, information management of the Company, joined the Board of Directors of the Company in March 2006. He is also a Vice President of CMCC and a director of CMC. Mr Liu has been appointed as the Chairman of China Tower Corporation Limited (formerly known as China Communications Facilities Services Corporation Limited) with effect from July 2014. Since November 2012, He ceased to be a non-executive director of China Communications Services Corporation Limited, a company listed in Hong Kong. He previously served as Deputy Director General of Shandong Mobile Telecommunications Administration, Director General of Shandong Mobile Telecommunications Administration and General Manager of Shandong Mobile Communications Enterprises, Vice President of Shandong Mobile Communications Company, Director-General of Network Department of CMCC, Chairman and President of Shandong Mobile and Zhejiang Mobile, and Chairman of CMPak Limited. Mr. Liu graduated from Heilongjiang Posts and Telecommunications School with an associate degree. Mr. Liu also received a Master of Management degree from Norwegian School of Management BI and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with many years of experience in the telecommunications industry.

INDEPENDENT NON-EXECUTIVE DIRECTORS



Dr. LO Ka Shui

Age 68, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in April 2001. He was appointed as the Chairman of Remuneration Committee and Nomination Committee of the Company. Dr. Lo is the Chairman and Managing Director of Great Eagle Holdings Limited, the Chairman and Non-Executive Director of Eagle Asset Management (CP) Limited (Manager of the publicly listed Champion Real Estate Investment Trust), LHIL Manager Limited (as Trustee-Manager of the publicly listed Langham Hospitality Investments) and Langham Hospitality Investments Limited. He is an Independent Non-Executive Director of Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited and City e-Solutions Limited. Dr. Lo is a vice president of the Real Estate Developers Association of Hong Kong, a trustee of the Hong Kong Centre for Economic Research, the vice chairman of The Chamber of Hong Kong Listed Companies and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. Dr. Lo previously served as a Non-Executive Director of The Hongkong and Shanghai Banking Corporation Limited and an independent non-executive director of Vanke Property (Overseas) Limited (formerly known as "Winsor Properties Holdings Limited"). Dr. Lo graduated from McGill University with a Bachelor of Science degree and from Cornell University with a Doctor of Medicine (M.D.) degree. He was certified in internal medicine and cardiology. He has over three decades of experience in property and hotel development and investment both in Hong Kong and overseas.

INDEPENDENT NON-EXECUTIVE DIRECTORS



Mr. Frank WONG Kwong Shing

Age 67, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in August 2002. He was appointed as the Chairman of the Audit Committee in May 2013. He currently also serves as an Independent Non-Executive Director of Industrial and Commercial Bank of China Limited (China), Chairman and Independent Non-Executive Director of Mapletree Greater China Commercial Trust Management Ltd, Non-Executive Director of PSA International Pte Ltd and PSA Corporation Limited in Singapore. He previously served as Vice Chairman of DBS Bank, Chairman of DBS Bank (Hong Kong) and DBS Bank (China) and was a member of the Boards of DBS Bank and DBS Group Holdings. Early on in his professional career, Mr Wong held a series of progressively senior positions at Citibank, JP Morgan and NatWest. More recently, Mr Wong was an Independent Non-Executive Director of Mapletree Investments Pte Ltd and National Healthcare Group Pte Ltd in Singapore. Committed to public service, he has held various positions with Hong Kong government bodies including Chairman of the Hong Kong Futures Exchange between 1993 and 1998 and member of HKSAR's Financial Services Development Council between 2013 and 2015.



Dr. Moses CHENG Mo Chi, GBS, OBE, JP

Age 65, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in March 2003. Dr. Cheng is a practising solicitor and the senior partner of Messrs. P.C. Woo & Co. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the founder chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. Dr. Cheng currently holds directorships in Liu Chong Hing Investment Limited, China Resources Enterprise, Limited, Towngas China Company Limited, Kader Holdings Company Limited, K. Wah International Holdings Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all of which are public listed companies in Hong Kong. He is also an independent non-executive director of ARA Asset Management Limited, a company whose shares are listed on Singapore Exchange Limited. His other directorships in public listed companies in the last 3 years include Hong Kong Exchanges and Clearing Limited and Hong Kong Television Network Limited (formerly known as City Telecom (H.K.) Limited).

INDEPENDENT NON-EXECUTIVE DIRECTORS



Mr. Paul CHOW Man Yiu, GBS, SBS, JP

Age 68, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in May 2013. He was an executive director and Chief Executive of Hong Kong Exchanges and Clearing Limited from April 2003 to January 2010. Hong Kong Exchanges and Clearing Limited is listed on the Main Board of HKEx. Mr. Chow also served as the Chief Executive of the Asia Pacific Region (ex-Japan) of HSBC Asset Management (Hong Kong) Limited from 1997 to 2003. He also served as the member and the Treasurer of the Council and the Court of the University of Hong Kong and the Chairman of a charitable organization "Plan International Hong Kong". Mr. Chow currently serves as the Chairman of Hong Kong Cyberport Management Company Limited, a member of the Steering Committee on Innovation and Technology of the Government of the Hong Kong Special Administrative Region, a member of the Asian Advisory Council of AustralianSuper and an independent non-executive director of Bank of China Limited (a company listed on the Main Board of HKEx).

CHAIRMAN'S STATEMENT

Dear Shareholders,

2014 was an extraordinary year for China Mobile. Facing a complicated development landscape, the Group proactively aligned with the development trends of mobile Internet, focused on the strategic vision of "Mobile Changes Life", accelerated strategic transformation and intensified reform. We firmly seized the valuable opportunities arising in the first year of full 4G commercialization, endeavored to promote transcending 4G developments with tremendous efforts and thereby, accomplished remarkable results and established new competitive advantages. Through promoting the transition from voice-centric to data-centric operations and facilitating the transformation and upgrade towards mobile Internet era, the Group maintained a favorable momentum of steady development in overall performance.



FINANCIAL RESULTS

In 2014, the transformation from business tax to value-added tax and the adjustments of interconnection settlement standards had significant impact on our financial results, and the Group's operating revenue was RMB641.4 billion, up by 1.8% compared to the previous year, of which, revenue from telecommunications services was RMB581.8 billion, down by 1.5% compared to the previous year. Data business showed a positive growth momentum with revenue of RMB253.1 billion, up by 22.3% compared to the previous year and as a percentage of revenue from telecommunications services increased to 43.5%, of which, revenue from wireless data traffic reached RMB153.9 billion, up by 42.2% compared to the previous year. Data traffic business became the primary driver of revenue growth, leading to a further optimized revenue structure. The Group proactively optimized its resources allocation, directing resources to key areas affecting its core competitiveness including accelerating 4G development, enhancing network capabilities and improving customer services quality. Profit attributable to equity shareholders decreased by 10.2% compared to the previous year to RMB109.3 billion, and the margin of profit attributable to equity shareholders was 17.0%. EBITDA was RMB235.3 billion, down by 2.1% compared to the previous year, and EBITDA margin was 36.7%. EBITDA was 40.4% of revenue from telecommunications services. The Group continued to maintain favorable profitability.

RAPID 4G DEVELOPMENTS

By firmly seizing the arising opportunities, the Group spared no effort to promote 4G business and accomplished transcending 4G developments.

Leveraging on our first-mover advantages in 4G, we swiftly established our 4G network capabilities. We started up 720,000 4G base stations and established the world's largest quality 4G network covering a population of more than one billion people, realizing nationwide continuous coverage in almost all cities and counties as well as data hotspot coverage in developed rural towns and villages. Through expanding coverage and improving reliability of our network quality, we improved customer experience and laid the foundation for our first-mover advantages in 4G network capability. We proactively guided the development of the device supply chain to launch 4G devices of more diversified models at more affordable prices. We accelerated our customer migration to 4G network by offering new integrated tariff plans and providing more convenient and quicker upgrade services, and the number of our 4G customers demonstrated an accelerating growth momentum. As at the end of December 2014, our 4G customer base exceeded 90 million and 4G customers' DOU reached 780MB. Meanwhile, we have launched 4G international roaming services in 71 countries and regions, and accelerated the global development of TD-LTE through the efforts of GTI (Global TD-LTE Initiative).

The transcending 4G developments established our leading position in the market and laid a solid foundation for the sustainable and healthy development of the Company.

BUSINESS DEVELOPMENT

Seizing the opportunities arising from the rapid 4G developments and popularization of smart devices, we actively expanded the market focusing on the three major drivers of our operations comprising existing customers and business, data traffic and corporate customer services, and maintained stable growth in business development.

We maintained a stable customer base. As at the end of December 2014, we had over 800 million customers, representing a growth of 39.43 million customers compared with the end of 2013. The Group furthered the operation of existing customers and business, optimized customer reward programs, established premier customer service systems, accelerated customer migration from 2G and 3G networks to 4G network and achieved stable retention of middle-to-high-end customers.

Our data traffic operation experienced rapid development. Aligned with the booming increase in data traffic demand, we optimized our data traffic operation system and explored new marketing modes including "data traffic sharing" and "corporate-sponsored data traffic". Mobile data traffic increased by 115.1% compared to the previous year. Revenue from mobile data traffic increased by 42.9%, increased its contribution to 25.9% of telecommunications services revenue, becoming the primary driver of revenue growth.

We made remarkable achievements in corporate customer operations. Revenue from informationalization services increased by 24.8% compared to the previous year, leading to an evident increase in market share. Revenue from dedicated lines for corporate customers and IDC also increased by 57.5% and 71.1%, respectively.

The Group once again achieved prominent results in device sales. In 2014, we achieved a record sales volume, which significantly accelerated customer migration from 2G and 3G networks to 4G network, provided strong support for operations of both existing customers and business and data traffic, and stimulated development of the 4G device supply chain.

STRATEGIC TRANSFORMATION

Proactively aligning with the development trends of mobile Internet and the alternating trends of the three curves, namely, declining voice services, vigorously growing data traffic services and emerging digital services as components of telecommunications revenue, the Group leveraged its own advantages and capitalized on the opportunities arising from 4G developments, further promoted the Four-Network Coordination, enhanced innovative full-service operation and actively explored mobile Internet, thereby attaining new achievements in strategic transformation.

The Group dynamically responded to the demand of Four-Network Coordination, devoted efforts to the exceptional development of 4G business and continuously enhanced its overall network capability. The Group accelerated the data traffic migration from 2G and 3G networks to 4G network, leading to a more reasonable data carrying structure with 4G network gradually becoming the major data carrying network and promoting the transition from voice-centric to data-centric operations. The Group provided the foundation and support for the transition from mobile services to innovative full-services by actively implementing the Broadband China strategy, focusing on accumulation of infrastructure resources including transmission networks and public Internet, and developing broadband access leveraging on its 4G advantages. Adhering to the "smart pipes, open platform, featured services, friendly interface" policy, the Group fully leveraged its advantages in resources, scale and capabilities, actively deployed resources in mobile Internet, Internet of Things and other areas, consolidated the product series including "and-Communication", "and-Life", and "and-Entertainment", thereby steadily promoting the transformation and evolution from communications to digital services.

REFORM AND INNOVATION

The Group strengthened its efforts in reform and endeavored to promote entrepreneurship and innovation. Adhering to the principles of centralized management, operational specialization, market-oriented mechanisms, the building of a flat organization and the standardization of processes, the Group constructed new infrastructure and developed products and services for specialized operations and further enhanced its capabilities to achieve sustainable growth in future.

We made notable new achievements in specialized operations. With respect to devices, we significantly reduced the costs of distribution channels and increasingly diversified device models. Smart phones under our own brand priced at around RMB1,000 have been exported to and sold in European and Asian markets. With respect to corporate customer operations, we launched Mobile Cloud, 4G multi-function automobile devices and On-Board Diagnostics Box devices and steadily improved our network-wide service capabilities. With respect to international business, we endeavored to lower international roaming settlement costs, launched the innovative international fixed data packages and unlimited daily data plans, and vigorously developed 4G international roaming services to persistently improve customer perception. Further, we successfully acquired equity interests in True Corporation, a telecommunications operator in Thailand, and commenced operations of our Global Network Center in Hong Kong, significantly enhancing our capabilities and ability to provide international network services. We have established China Mobile Online Services Company Limited focusing on centralized services and channel-based operations as well as MIGU Company Limited focusing on mobile Internet digital content services. We are now under way to jointly set up an internet of vehicles company, namely, Virtue Intelligent Network Company Limited, with Deutsche Telekom AG.

We strengthened centralized management. With extensive promotion of our electronic procurement and tendering system, our centralized procurement was continuously improved. We established the centralized platform for data security to focus on handling indecent information. We also further strengthened centralized management of sales outlets and promoted the reform of centralized network operations and maintenance system. Moreover, there was steady progress in the construction of modern infrastructure such as centralized data centers and call centers. We also commenced construction of research centers in Suzhou and Hangzhou.

The Group achieved new progress in its innovative development. We published the integrated communications white paper on "New Communications, New Messages, New Contacts" and developed the initial capabilities for pre-commercial operations. Through optimizing the consolidation and operations of digital contents products, subscription increased continuously. In addition, we promoted the transformation of marketing system, optimizing our tariff structure and marketing model, invigorated customer-oriented product innovation and promoted the transformation of operations model encompassing various aspects including networks, marketing, services, channels and support.

CORPORATE GOVERNANCE

Abiding by corporate governance principles of integrity, transparency, openness and efficiency, the Company strived to better corporate governance practices by strictly following the requirements under the Listing Rules. We continued to improve the risk and internal control management system, enhanced risk predictions and the effects of risk management and control, and promoted the integration of internal controls and business processes. In 2014, in response to internal and external operating environments as well as regulatory requirements, we continued to focus on the effectiveness and standards of our development, strengthened the supervision of tariff management, improved the efficiency of use of marketing resources to prevent operation risks and eliminate management loopholes. We continuously improved our management systems and mechanism optimization to ensure our healthy business operations and development.

CORPORATE SOCIAL RESPONSIBILITY

The Group has always attached great importance to corporate social responsibility. Over the past year, we continued to deepen the management of our corporate social responsibility, implemented innovative social responsibility practices and played an important role in providing emergency communication services, safeguarding network and information security, eliminating digital divide, facilitating energy saving and emissions reduction and supporting social and charity activities, thus earned wide recognition. We furthered our "Green Action Plan" and realized a reduction in overall energy consumption per unit of information flow by 13.7% in 2014 compared with the previous year. Through our China Mobile Charity Foundation, we continued to carry out philanthropic activities such as poverty alleviation and education support. We have cumulatively sponsored surgeries for 2,260 children in poverty with congenital heart disease, and training for 70,539 secondary and elementary school principals in central and western rural China. In 2014, the Company was selected for inclusion in the Dow Jones Sustainability Index family for the seventh consecutive year.

RESIGNATION OF DIRECTOR

Madam Huang Wenlin resigned from her positions as an Executive Director and Vice President of the Company by reason of retirement with effect from 19 March 2015. On behalf of the Board, I would like to take this opportunity to acknowledge Madam Huang's contributions to the Company with the highest regard and deepest gratitude.

AWARDS AND RECOGNITION

Our efforts have been widely recognized and praised. In 2014, the Company's ranking in Forbes Magazine's "Global 2000" List improved to 28th and once again, the Company was listed among the "FT Global 500", ranking 25th. The China Mobile brand was named one of the "BRANDZ™ Top 100 Most Powerful Brands" by Millward Brown and Financial Times for the ninth consecutive year, ranking 15th globally. In 2014, Moody's and Standard & Poor's kept our corporate credit ratings equivalent to China's sovereign credit ratings, which are Aa3/Outlook Stable and AA-/Outlook Stable, respectively.

DIVIDENDS

Based on the Group's operating performance in 2014 and taking into consideration its long-term future development, in accordance with the dividend payout ratio of 43% planned for the full financial year of 2014, the Board recommends payment of a final dividend of HK$1.380 per share for the financial year ended 31 December 2014. This, together with the interim dividend of HK$1.540 per share that was paid, amounts to an aggregate dividend payment of HK$2.920 per share for the full financial year of 2014.

In 2015, taking into consideration various relevant factors, including the Group's overall financial condition, cash flow generating capability and future sustainable development needs, the Company's planned dividend payout ratio for the full year of 2015 will be 43%.

The Board believes that the Company's favorable profitability and healthy cash flow generating capability will be able to provide sufficient support to its future development, while providing shareholders with a favorable return.

FUTURE OUTLOOK

Looking ahead, as China's economic development enters a new phase with new norms, the Chinese government will endeavor to maintain stable economic growth, implement key projects including information networks and integrated circuits, formulate the "Internet+" Plan and promote the combination of mobile Internet, Internet of Things, cloud computing, mega data, etc. with modern manufacturing industries, thereby creating a favorable macro-environment for the development of the information and communications industry. In the meantime, in light of the accelerated innovation of information technology, the accelerated development of smart devices and the complete opening up of the 4G era, social dependence on digital lifestyles has become more entrenched. The demand for digital services such as mobile healthcare, mobile education and mobile finance continues to increase, and will form a new round of consumer demand. All of these will open up a broad market for the sustainable development of the industry.

Nonetheless, we are facing severe challenges from intensified competition from two aspects. With respect to competition in Internet, cross-generation innovation and cross-sector competition are endlessly emerging while the substitution effect of OTT business has become more intensified and is branching into competition for customers, network bypass and re-shaping of the industry landscape. With respect to competition within the industry, the competition among traditional operators focusing on existing customers and business and data traffic will be further intensified, with a more diverse range of competitors in a more complex competitive landscape. In addition, adjustments of the relevant government policies will also lead to considerable impacts on the Company's development.

Looking ahead, the Group will focus on the strategic vision of "Mobile Changes Life", firmly seize the favorable opportunities arising during the golden period of data traffic operation and for developing digital services, accurately embrace the development trends of the three growth curves in voice, data traffic and digital services, continue to adhere to quality and efficiency, promote business redeployment, innovation and strategic transformation to strive for breakthrough. We will persistently bolster our leading advantages in 4G business, foster digital services and further reform in our system and mechanism to cultivate new prospects for sustainable and healthy developments amid the mobile Internet era.

We will look for appropriate external investment opportunities in an active but cautious manner, and strive to broaden our presence in the market to support our transformation and development.

We will preserve as always and strive to create value for investors.



Xi Guohua
Chairman

19 March 2015, Hong Kong


07:30
Shanghai
Early morning, mum and baby in Shanghai received greetings from dad who is on a business trip in Beijing


19:45
Hong Kong
Hong Kong's dusk is New York's morning. Mary started a video conversation with her boyfriend in Hong Kong


22:15
San Francisco
At night, a bride in San Francisco happily shared her wedding ceremony rehearsal video with her friends in Hong Kong


BEIJING


NEW YORK


HONG KONG


Baby, I'll come back soon ;)

DAD | BEIJING | 07:30


Hi, good morning!

MARY | NEW YORK | 07:45


Like your wedding bouquet :)

KEN AND KAY | HONG KONG | 13:15



SHANGHAI

HONG KONG

SAN FRANCISCO

BUSINESS REVIEW

2014 was the first year of full 4G commercialization. Facing challenges including increasing penetration in the mobile communications market, intensifying competition within the industry and the increased impact of mobile Internet businesses on the traditional telecommunications industry, the Group endeavored to seize the opportunities arising from 4G developments, proactively embraced mobile Internet and thereby established new competitive advantages. Focusing on promoting entrepreneurship and innovation, the Group maintained its market leading position with further enhancement in operational management.

As at the end of 2014, the Group's total customer base reached 807 million, representing a growth of 5.1% from the previous year, of which, 4G customers reached 90.06 million. Voice services revenue was RMB309.0 billion, down by 13.1% compared to the previous year. Data services revenue was RMB253.1 billion, up by 22.3% compared to the previous year, of which, revenue from mobile data traffic reached RMB150.6 billion, up by 42.9% compared to the previous year and accounting for 25.9% of revenue from telecommunications services, which represented an increase of 8.1 percentage points compared to the previous year.

KEY OPERATING DATA OF THE GROUP

	2014	2013
Customer Base (million)	**806.6**	767.2
Net Additional Customers (million)	**39.4**	56.9
4G Customer Base (million)	**90.1**	–
Average Minutes of Usage per User per Month (MOU) (minutes/user/month)	**453**	486
Average Handset Data Traffic per User per Month (DOU) (MB/user/month)	**155**	72
Average Handset Data Traffic per 4G User per Month (MB/user/month)	**780**	–
Average Revenue per User per Month (ARPU) (RMB/user/month)	**61**	67

OPERATING RESULTS

In 2014, the Group continued to focus on the three key drivers of operations – existing business, data traffic and corporate customers, accelerated transformation and actively developed 4G business which achieved evident results. As at the end of 2014, the Group's total customer base reached 807 million and net additional customers for the year accounted for 39.43 million. 4G business achieved transcending developments and the number of 4G customers reached 90.06 million. The Group solidly pushed forward the operation of existing business and middle-to-high-end customer base remained stable. Data traffic operation experienced rapid developments and mobile data traffic increased by 115.1% compared to the previous year. The Group made remarkable achievements in corporate customer operations and revenue from corporate informationalization services increased by 24.8%. The Group achieved scale development in device sales and the number of handsets sold hit a record high.

The substitution impact of Internet businesses continued to intensify. In 2014, voice services revenue was RMB309.0 billion, down by 13.1% compared to the previous year. Total voice usage was 4.29 trillion minutes, down by 0.5% compared to the previous year. Average minutes of usage per user per month (MOU) was 453 minutes, down by 6.7% compared to the previous year. SMS and MMS revenue amounted to RMB34.8 billion, down by 15.8% compared to the previous year. The Group proactively adopted various measures with a view to deferring the decline in traditional businesses.

The Group's data services revenue reached RMB253.1 billion, up by 22.3% compared to the previous year, of which, mobile data traffic continued to grow robustly and reached 1.13 trillion MB, up by 115.1% compared to the previous year. Average handset data traffic per user per month (DOU) reached 155 MB, up by 115.1% compared to the previous year. Revenue from mobile data traffic reached RMB150.6 billion, up by 42.9% compared to the previous year, and rose to 25.9% of revenue from telecommunications services.

The Group's applications and information services maintained steady development with revenue reaching RMB64.4 billion, up by 12.3% compared to the previous year. In addition to the continuing development of informationalization services provided to corporate customers, content businesses such as reading, video, games and animation also experienced rapid growth.

TRANSCENDING 4G DEVELOPMENTS

In 2014, the Group proactively promoted the transformation from voice-centric to data-centric operations, endeavored to promote 4G developments with tremendous efforts, achieved remarkable growth pace and established new competitive advantages. The network diversion capability of 4G services was significantly improved. Average handset data traffic per 4G user per month reached 780 MB, and 4G network has gradually become the major data carrying network.

With respect to network, the Group cumulatively put in use 720,000 4G base stations which cover a population of more than one billion, realizing nationwide continuous coverage in almost all cities and counties as well as data hotspot coverage in developed rural towns and villages. At the same time, the establishment of 4G network management system and the device-to-device quality optimization system significantly improved customer perception and laid a solid foundation for developing the 4G market.

With respect to marketing, the Group promoted rapid migration of customers from 2G and 3G networks to 4G network by implementing "no new number, no re-registration and speedy SIM swap" and actively promoting new integrated 4G tariff plans. The number of 4G customers reached 90.06 million, demonstrating an accelerating growth momentum.

With respect to business, the Group launched a series of 4G featured services including lossless music, high definition videos and high-speed games, and explored new business models such as data traffic sharing and corporate-sponsored data traffic. All these measures were well received by the market and strongly promoted the development of customer base and data traffic growth.

With respect to devices, the device supply chain matured rapidly with over 600 TD-LTE handset models. The line of models at around RMB1,000 became increasingly enriched. A market landscape with multiple brands, diversified device models, comprehensive modes and low average prices was established. In 2014, the number of 4G handsets sold achieved breakthrough.

With respect to global developments, the Group has initiated 4G international roaming services in 71 countries and regions. The global development of TD-LTE was continuously accelerated through the efforts of GTI (Global TD-LTE Initiative), with 52 networks for commercial use.

PROMOTING ENTREPRENEURSHIP AND INNOVATIVE DEVELOPMENT

The Group proactively transformed its traditional operation mode, developed effective means for entrepreneurship and innovation and endeavored to explore room for future development.

The Group gradually built up its capabilities in specialized operations and the specialized companies accomplished significant developments. China Mobile Device actively promoted market-oriented device sales, realizing rapid growth in both sales volume and revenue. Five-mode smartphones under the Group's own brand priced at around RMB1,000 have been sold to markets including Hong Kong, France, Spain, Pakistan and Thailand. The Group's Government and Enterprise Service Company strengthened its product research and development of self-owned brandings, introduced various Mobile Cloud products and launched Internet of Vehicles services. The connection coverage of dedicated lines for key corporate customers was close to 90%. The International Company launched the innovative "RMB3/6/9" international roaming data packages and "RMB30/60/90" unlimited daily data tariffs, which were well received by the market. The Global Network Center in Hong Kong officially commenced operations. The Group successfully acquired equity interest in True Corporation, an integrated telecommunications operator in Thailand. The Group also established operating companies specialized in digital services and digital content, including China Mobile Online Services Company Limited and MIGU Company Limited.

The Group focused on the system of new products and proactively developed digital services. The Group published the unified communications white paper on "New Communications, New Messages, New Contacts" and had developed the initial capabilities for pre-commercial operations. The Group enhanced the consolidation and operations of digital-content products and launched "and-Entertainment" product packages covering the five major content-type businesses, namely, "Migu Music", "and-Reading", "and-Video", "and-Game", and "and-Animation". Customers' subscription for "and-Entertainment" product packages exceeded 200 million and data usage per customer increased significantly. Revenue from "and-Entertainment" rose rapidly. The Group launched the self-branded set-top box to tap into the family market and endeavored to establish early presence in family homes. The Group also built up an open platform for Internet of Things, optimized dedicated networks and numbers and endeavored to promote growth in the scale of Internet of Things.

The Group further promoted the transformation of its marketing system and optimized the tariff structure and marketing model while deepening products innovation, and accomplished initial results in separating the businesses of voice services, data traffic and data services as well as separating devices, contracts and plans. With various provincial companies and China Mobile Device all entering e-Commerce marketplaces, the Group enhanced its capacities in electronic channels and achieved a sales amount exceeded RMB200 billion in online transactions through self-operated electronic channels. The number of customers who activated through handset outlets reached 40 million.

ENHANCED MANAGEMENT, REDUCED COSTS AND INCREASED EFFICIENCY

Facing the changing industry landscape, the Group adhered to the principles of "centralized management, operational specialization, market-oriented mechanism, the building of a flat organization, the standardization of processes" and proactively promoted management enhancement.

The Group further strengthened its centralized management. The electronic procurement and tendering system has covered a few thousand projects and the electronic procurement amount exceeded RMB100 billion. The Group's level of centralized procurement was continuously enhanced, and thereby further reduced procurement cost. There was steady progress in the construction of modern infrastructures such as centralized data centers and call centers, which comprehensively promoted centralized network failure management, performance management, network optimization and maintenance management.

At the same time, the Group established market-oriented mechanisms for both human resources management and remuneration and incentives. A quantitative performance-based remuneration system encompassed all the front-line marketing and network staff, and thereby, effectively vitalizing the Group's organization.

The Group endeavored to reduce costs and increase efficiency. The Group proactively promoted transformation of marketing models through adjusting and optimizing the allocation of selling expenses, significantly reducing device subsidies, stopping physical products marketing across the board and closing high-cost services including VIP lounges at airports. The Group also optimized the social channel commissions structure by significantly lowering the commissions for mobile number subscription. By virtue of a series of measures, the Group's selling expenses in 2014 were reduced by 17.5%.

CAPITAL EXPENDITURE

The Group is at a critical phase of transformation development and strives to promote the three changes, namely, from voice-centric to data-centric operations, from mobile communications services to innovative full-services and from communications services to digital services. The Group will maintain a reasonable investment scale to safeguard efficiency and return on investment. The focus of capital expenditure will be on facilitating 4G developments and responding to the increasing demand for data traffic, supporting technology innovations and business developments in areas including mobile Internet, Internet of Things and cloud computing and enhancing accumulation of infrastructure resources to improve the Group's competitive advantages in full-services.

The Group's capital expenditure for 2014 was RMB213.5 billion, which was mainly expended on the construction of mobile communications networks (48%), transmission (34%), business networks (4%), support systems (4%), buildings and infrastructure (8%) and others (2%). Capital expenditure of the Group for 2015 is budgeted at RMB199.7 billion, which will be expended on the construction of mobile communications networks (39%), transmission (33%), business networks (8%), support systems (5%), buildings and infrastructure (13%) and others (2%).

FUTURE OUTLOOK

The complex and evolving landscape nurtures both new opportunities and new challenges. From a macroeconomic perspective, China's economic development has entered a new phase with new norms. Nurturing new business models, stimulating information consumption and developing modern servicing industry have emerged as the direction for further economic growth. In terms of industry trends, the extremely rapid development of mobile Internet is propagating a transcending social evolution and profoundly changing social lifestyles. In terms of competition within the industry, 4G has become the main focus of competition. Various 4G networks will compete on the same platform, customer migration to 4G networks will accelerate and competition in 4G services will become more intensified.

The Group will firmly seize the opportunities arising from 4G developments and strive to maintain its leading positions in 4G networks, market position and business operations with a view to building up an overall leading advantage in 4G services. At the same time, the Group will focus on entrepreneurship and innovation in order to create new miracles amid the mobile Internet era.


11:40
Venice
Through a mobile APP, a chef in Venice started her cooking lesson with Xiao Zhang, her student in Beijing


13:15
Shenzhen
In the afternoon, following directions from his multi-function automobile device, Xiao Wang drove into downtown Shenzhen for a meeting


15:15
London
Bryan in London received a message from Miss Li in Hong Kong, confirming the arrival of his goods. With Internet of Things, they can both be very sure of that


世界人民大
BEIJING


Music
SHENZHEN


LHR
PEK
HKG
JFK
HONG KONG

The ingredients are ready, next step ...

XIAO ZHANG | BEIJING | 18:40





I want to go downtown

XIAO WANG | SHENZHEN | 13:15



It just arrived London!

MISS LI | HONG KONG | 23:15


VENICE


爱车健康指数：优
95分
再跑一圈
晒一下
动力系统
车身系统
电气设备
底盘系统
SHENZHEN


PEK
LHR
JFK
HKG
LONDON

FINANCIAL REVIEW

SUMMARY OF THE FINANCIAL RESULTS – ESTABLISHED 4G COMPETITIVE ADVANTAGE

In 2014, the Group firmly seized its first-mover opportunity in 4G services, concentrated and devoted full efforts and breakthrough the routines in order to realize transcending 4G developments and establish the competitive advantage in the industry. Focusing on the three major drivers and based on the three growth curves of voice services, data traffic services and digital services, the Group was committed to promoting data traffic operation, proactively fostered digital services and endeavored to mitigate the significant impacts of various policy factors including the transformation from business tax to value-added tax and the adjustments of interconnection settlement standards on its operating performance. The Group directed resources to areas affecting its core competitiveness, including accelerating 4G development, forging network capacity and optimizing customer services. The Group also proactively promoted the transformation of sales and marketing activities, endeavored to improve its management efficiency, significantly compressed its administrative expenses, comprehensively promoted operations with low cost and high efficiency in order to continuously create value for the shareholders.

- Operating revenue reached RMB641.4 billion, up by 1.8% compared to the previous year

- Profit attributable to equity shareholders was RMB109.3 billion, down by 10.2% compared to the previous year and margin of profit attributable to equity shareholders reached 17.0%

- EBITDA was RMB235.3 billion, down by 2.1% compared to the previous year and EBITDA margin reached 36.7%. EBITDA was 40.4% of revenue from telecommunications services

- Basic EPS was RMB5.38, down by 11.1% compared to the previous year

OPERATING REVENUE – REVENUE FROM DATA TRAFFIC SHOWED ENCOURAGING INCREASE

In 2014, the Group actively leveraged on the trends of rapid development of mobile Internet, focused its efforts on implementing strategic transformation and accelerated 4G development. The operating revenue of the Group for the year reached RMB641.4 billion, representing an increase of 1.8% compared to the previous year, of which the revenue from telecommunications services was RMB581.8 billion, representing a decrease of 1.5% compared to the previous year. Revenue from data traffic services became the primary driver of revenue growth, and the revenue structure was optimized remarkably. The Group proactively deployed the development of new services. With the driving force of digital services as the third growth curve became more apparent, the sustainable development capacity of the Group continued to become stronger as well.

	2014 RMB million	2013 RMB million	Change %
Operating revenue	**641,448**	630,177	1.8
Revenue from telecommunications services	**581,817**	590,811	-1.5
Voice services	**308,959**	355,686	-13.1
Data services	**253,088**	206,886	22.3
Others	**19,770**	28,239	-30.0
Revenue from sales of products and others	**59,631**	39,366	51.5

Voice Services Revenue

The voice services revenue was RMB309.0 billion, down by 13.1% compared to the previous year. Due to the substitution effect of OTT mobile Internet, voice usage decreased for the first time with a total voice usage of 4.29 trillion minutes, representing a decrease of 0.5% compared to the previous year. The voice services revenue accounted for 53.1% of the revenue from telecommunications services, which represented a decrease of 7.1 percentage points compared to the previous year. The Group consolidated its operations in both traditional services and data traffic services, and maintained the stability of total customer ARPU through reasonable tariff packages and sales and marketing activities.

Data Services Revenue

The data services revenue was RMB253.1 billion, representing an increase of 22.3% compared to the previous year and accounting for 43.5% of the revenue from telecommunications services, which represented an increase of 8.5 percentage points compared to the previous year. Through quickly building up 4G network capacity and proactively promoting sales of 4G terminals, the Group made remarkable achievements in its data traffic operation and the development pace of its 4G services was phenomenal. The revenue from wireless data traffic reached RMB153.9 billion, representing an increase of 42.2% compared to the previous year and accounting for up to 26.4% of the revenue from telecommunications services, and has become a strong driving force of revenue growth. The mobile data traffic reached 1.1329 trillion megabytes, up by a significant 115.1% from the previous year, the growth rate of which increased by 33 percentage points compared to the previous year. The rapid growth of data traffic services effectively mitigated the impact brought by the slowdown of SMS, MMS and other traditional data services. Due to the impacts of substitution by OTT businesses, SMS and MMS revenue was RMB34.8 billion, down by 15.8% compared to the previous year. The SMS usage decreased by 16.7% compared to the previous year. Applications and information services experienced a faster growth, achieving a revenue of RMB64.4 billion, up by 12.3% compared to the previous year and accounting for up to 11.1% of the revenue from telecommunications services. The growth momentum of the revenue from digital services such as "and-Reading", "and-Video", "and-Game" and "and-Animation" was favorable and the Group's informationalization services for corporate customers also achieved a relatively fast growth.

OPERATING EXPENSES – MARKETING AND SALES TRANSFORMATION ACHIEVED SIGNIFICANT RESULTS

In 2014, the Group proactively optimized its allocation of resources, enforced a precise management of costs and directed its resources to areas that are favorable to improve its core competitiveness and to stimulate a long-term sustainable development by strengthening benchmarking management and promoting best practices according to experience. The Group focused on mobilizing existing assets and strictly controlled construction costs and thereby, increased its efficiency of asset costs. The Group continuously optimized its marketing and sales model by appropriately reducing its selling expenses and proactively promoting transformation in sales and marketing, and promoted operation with low costs and high efficiency by continuing to carry out the diligent and thrifty mantra in its business operations and significantly reducing administrative expenses. The operating expenses increased by 6.0% compared to the previous year to RMB524.1 billion, representing 81.7% of the operating revenue.

	2014 RMB million	2013 RMB million	Change %
Operating Expenses	**524,114**	494,528	6.0
Leased lines	**21,083**	18,727	12.6
Interconnection	**23,389**	25,998	-10.0
Depreciation	**116,225**	104,699	11.0
Personnel	**36,830**	34,376	7.1
Selling expenses	**75,781**	91,834	-17.5
Costs of products sold	**74,464**	61,363	21.3
Other operating expenses	**176,342**	157,531	11.9

Leased lines

The expenses for leased lines were RMB21.1 billion, up by 12.6% compared to the previous year and representing 3.3% of the operating revenue. The expenses for leased lines mainly comprised the leasing fees for TD-SCDMA network capacity, Internet ports and "Village Connect" assets. The TD-SCDMA network capacity leasing fees increased as a result of the increase in the TD-SCDMA network utilization rate and the growth of the relevant assets scale, and the leasing fees for Internet ports also increased as a result of the rapid development of data traffic services.

Interconnection

Interconnection expenses decreased by 10.0% compared to the previous year to RMB23.4 billion, representing 3.7% of the operating revenue. This was mainly due to the decrease in SMS and MMS settlement expenses to other operators as a result of the adjustments of interconnection settlement standards.

Depreciation

Depreciation expenses increased by 11.0% compared to the previous year to RMB116.2 billion, representing 18.1% of the operating revenue. The Group is at a critical stage of building up its 4G network as well as transformation of its development. As the scale of capital expenditure is fairly large in recent years, depreciation expenses increased correspondingly with the expansion of the assets scale. The Group has always regarded network quality as its lifeline. Facing the 4G era and mobile Internet development, the Group is committed to providing customers with quality network services and favorable experience.

Personnel

Personnel expenses were RMB36.8 billion, increased by 7.1% compared to the previous year, representing 5.7% of the operating revenue. Due to the support of 4G network construction, transformation of its development, and adjustment of employment structure with the requirement of relevant laws and regulations, the total number of the Group's personnel increased. As at 31 December 2014, the Group had a total of 241,550 employees. Personnel expenses increased accordingly with the increase in the number of personnel and the rigid increase in social insurance expenses.

Selling Expenses

Selling expenses decreased by 17.5% compared to the previous year to RMB75.8 billion, representing 11.8% of the operating revenue. The Group actively promoted the transformation of marketing and sales model and appropriately reduced the selling expenses, achieving a significant improvement in marketing and sales efficiency. The Group also adjusted and optimized the investment structure of selling expenses and strengthened the retention of existing customers and maintenance of the relationship with middle-to-high-end customers.

Costs of Products Sold

Costs of products sold were RMB74.5 billion, increased by 21.3% compared to the previous year. The Group devoted itself to promote the long-term development of the TD-LTE terminal supply chain and focused on the sales of 4G terminal, which strongly drove the data traffic growth and led to the increase in costs of products sold accordingly.

Other Operating Expenses

Other operating expenses (consisting primarily of network maintenance expenses, operating lease charges, labor service expenses, impairment loss of doubtful accounts and asset written-off) were RMB176.3 billion, up by 11.9% compared to the previous year and representing 27.5% of the operating revenue. Network maintenance and other related expenses increased due to the expanded assets scale. The network maintenance expenses were RMB52.5 billion. The number of labor sourced by third parties reached 237,808 by the end of 2014 and the related labor services expenses were RMB28.3 billion. Endeavoring to reduce cost and improve returns, the Group stringently controlled its administrative expenses, which led to a significant decrease in the conference and travelling expenses continuously.

PROFITABILITY – CONTINUED TO MAINTAIN FAVORABLE PROFITABILITY

The Group was devoted to maintain profitability at a sound level. The EBITDA and profit attributable to equity shareholders in 2014 were RMB235.3 billion and RMB109.3 billion, respectively. The EBITDA margin and the margin of profit attributable to equity shareholders reached 36.7% and 17.0%, respectively. Basic EPS was RMB5.38. The Group is committed to promoting the strategic transformation and sustainable healthy development and continuously consolidating and improving its core competitiveness in order to provide its customers with quality services and to continuously create value for its shareholders.

	2014 RMB million	2013 RMB million	Change %
Profit from operation	**117,334**	135,649	-13.5
Profit attributable to equity shareholders	**109,279**	121,692	-10.2
EBITDA	**235,259**	240,426	-2.1
Basic EPS (RMB)	**5.38**	6.05	-11.1

CAPITAL STRUCTURE, FUND MANAGEMENT, CASH FLOW AND CREDIT RATINGS – CAPITAL STRUCTURE CONTINUED TO REMAIN AT A SOUND LEVEL

Underpinned by its perennially stable capital structure, prominent financial strength and sustainable healthy cash flow generating capability, the Group has laid a sound foundation for withstanding risk and the achievement of a sustainable healthy development.

Capital Structure

As at the end of 2014, the aggregate sum of the Group's long-term and short-term debt was RMB5.1 billion and its total debt to total book capitalization ratio (with total book capitalization representing the sum of total debt and total equity attributable to equity shareholders) was 0.6%. All the borrowings were denominated in RMB (consisting primarily of RMB bonds) and 98.7% of the Group's borrowings were made at fixed interest rates. The Group firmly adhered to its prudent financial risk management policies and maintained sound repayment capabilities. The Group's effective average interest rate of the borrowings was 4.51% and the effective interest coverage multiple was about 556 times.

	2014 RMB million	2013 RMB million	Change %
Current assets	**477,583**	467,189	2.2
Non-current assets	**818,866**	700,203	16.9
Total assets	**1,296,449**	1,167,392	11.1
Current liabilities	**431,876**	370,913	16.4
Non-current liabilities	**5,930**	5,755	3.0
Total liabilities	**437,806**	376,668	16.2
Non-controlling interests	**2,067**	1,951	5.9
Total equity attributable to equity shareholders	**856,576**	788,773	8.6

Fund Management and Cash Flow

The Group consistently upheld prudent financial principles and strict fund management policies and ensured the safety and integrity of its funds through its highly centralized management of investing and financing activities and strict control over its investments. Meanwhile, the Group continued to reinforce its centralized fund management function and make appropriate allocations of the overall funds through China Mobile Finance, thereby enhancing the Group's ability to deploy internal funds effectively.

In 2014, the Group continued to have healthy cash generated from operating activities. However, as the Group was in a critical phase of 4G development, the scale of capital expenditure was relatively large and a negative free cash flow was observed. The Group's net cash generated from operating activities was RMB211.0 billion and its free cash flow was RMB-2.5 billion. As at the end of 2014, the Group's total cash and bank balances were RMB428.3 billion, of which 98.6%, 0.2% and 1.2% were denominated in RMB, U.S. dollars and Hong Kong dollars, respectively. The steady fund management and healthy cash flow provided a solid foundation for the long-term development of the Group.

	2014 **RMB million**	2013 RMB million
Net cash generated from operating activities	**211,022**	224,985
Free cash flow[1]	**(2,486)**	40,097

Credit Ratings

The Company currently has a corporate credit rating of Aa3/Outlook Stable from Moody's and AA–/Outlook Stable from Standard & Poor's, which remain at the levels equivalent to China's sovereign credit ratings respectively. These ratings demonstrated that the Group's sound financial strength, favorable business opportunities and solid financial management are highly recognized by the market.

DIVIDENDS

Based on the Group's operating performance in 2014 and taking into consideration its long-term future development, in accordance with the dividend payout ratio of 43% planned for the full financial year of 2014, the Board recommends payment of a final dividend of HK$1.380 per share for the financial year ended 31 December 2014. This, together with the interim dividend of HK$1.540 per share that was paid, amounts to an aggregate dividend payment of HK$2.920 per share for the full financial year of 2014.

In 2015, taking into consideration various relevant factors, including the Group's overall financial condition, cash flow generating capability and future sustainable development needs, the Company's planned dividend payout ratio for the full year of 2015 will be 43%.

The Board believes that the Company's favorable profitability and healthy cash flow generating capability will be able to provide sufficient support to its future development, while providing shareholders with a favorable return.

CONCLUSION

In this era of intensified mobile Internet competition, the Group will endeavor to balance short-term performance and long-term development, strengthen its refined management, uphold prudent financial principles, strictly monitor and control financial risks, rationally allocate resources, consolidate and enhance its core competitiveness in the network, services, management, personnel and others, endeavored to maintain its profitability at a sound level and a healthy cash flow in order to achieve a sustainable healthy development and continuously create value for its shareholders.

[1] *The Company defines free cash flow as net cash generated from operating activities less capital expenditure incurred during the year.*

CORPORATE GOVERNANCE REPORT

Our goal has always been to enhance our corporate value, maintain our sustainable long-term development and generate greater returns for our shareholders. In order to better achieve the above objectives, we have established good corporate governance practices following the principles of integrity, transparency, openness and efficiency, and have implemented sound governance structure and measures. We have established and improved various policies, internal control system and other management mechanisms and procedure for the key participants involved in good corporate governance, including shareholders, board of directors and its committees, management and staff, internal auditors, external auditors and other stakeholders (including our customers, local communities, industry peers, regulatory authorities, etc.).

In addition, as a company listed in both Hong Kong and New York, we also set forth in this report a summary of the significant differences between the corporate governance practices of the Company and the corporate governance practices required to be followed by U.S. companies under the NYSE's listing standards.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Board is responsible for performing the corporate governance duties and setting out the terms of reference on corporate governance functions. At present, more than one-third of the Board are independent non-executive directors.

Throughout the financial year ended 31 December 2014, the Company has complied with all code provisions of the Corporate Governance Code (the "CP"), as revised, as set forth in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules"), except that the Company and its directors (including independent non-executive directors) have not entered into any service contract with a specified term. All directors are subject to retirement by rotation and re-election at our AGMs every three years.

SHAREHOLDERS

The Company has been established in Hong Kong and owned by all shareholders. Our controlling shareholder is CMHK (Group), which, as of 31 December 2014, indirectly held approximately 72.85% of the total number of issued shares of the Company through a wholly-owned subsidiary, CMHK (BVI). The remaining approximately 27.15% of the total number of issued shares were held by public investors.

The new Companies Ordinance (Cap 622 of the Laws of Hong Kong) (the "New Companies Ordinance") came into effect on 3 March 2014. In light of the New Companies Ordinance, the Board put forward to shareholders for approval, and the shareholders approved in the annual general meeting of the Company held on 22 May 2014, a special resolution to adopt new Articles of Association of the Company in substitution for and to the exclusion to the then existing Articles of Association, in order to reflect certain changes and corporate governance measures under the New Companies Ordinance. The Articles of Association (the "Articles") of the Company is available on our website and the HKEx website.

Shareholder Rights

According to the Articles and New Companies Ordinance, shareholders holding the requisite voting rights may: (i) requisition to move a resolution at the AGM; (ii) requisition to convene an EGM; and (iii) propose a person other than a retiring director for election as a director at a general meeting. Such details and procedures are available in our website. Shareholders may make inquiries in writing to the Board providing sufficient contact information so that such inquiries can be properly handled. In addition, shareholders may also raise their concerns and suggestions in the Q&A session at our AGMs.

I. Requisition to move a resolution at an AGM

The Company holds a general meeting as its AGM every year, which is usually held in May. In accordance with section 615 of the Companies Ordinance, a requisition to move a resolution at the AGM may be submitted by:

(i) any number of shareholders representing not less than one-fortieth (1/40th) of the total voting rights of all shareholders having the right to vote on that resolution at the AGM; or

(ii) not less than 50 shareholders having the right to vote on that resolution at the AGM.

The requisition must identify the resolution and must be signed by all the requisitionists. The requisition must be deposited at 60/F, The Center, 99 Queen's Road Central, Hong Kong, our registered office (the "Registered Office"), for the attention of the Company Secretary, not later than:

(i) 6 weeks before the AGM to which the request relates; or

(ii) if later, when the Notice of AGM is dispatched.

II. Requisition to convene an EGM

Shareholders holding not less than one-twentieth (1/20th) of the total voting rights of all the members having a right to vote at general meetings of the Company can deposit a requisition to convene an EGM pursuant to sections 566 to 568 of the Companies Ordinance. The requisition must state the general nature of the business to be dealt with at the meeting, and must be signed by the requisitionists. The requisition must be deposited at our Registered Office for the attention of the Company Secretary.

III. Proposing a person other than a retiring director for election as a director at a general meeting

If a shareholder wishes to propose a person other than a retiring director for election as a director at a general meeting, he/she must lodge a written notice to that effect at our Registered Office for the attention of the Company Secretary. The written notice must state the full name and biographical details of the person proposed for election as a director as required by Rule 13.51(2) of the Listing Rules. A written notice signed by the person proposed for election as a director indicating his/her willingness to be elected must also be lodged with the Company. The period for lodging the above will commence on the day after the despatch of the notice of the general meeting for which the above notices are given and end no later than seven days prior to the date of such general meeting.

For requesting the Company to circulate to shareholders a statement with respect to a matter mentioned in a proposed resolution or any other business to be dealt with at a general meeting, shareholders are requested to follow the requirements and procedures as set out in section 580 of the Companies Ordinance.

Shareholder Value and Communication

The Company's established principle is to strive to create value and bring favorable returns for shareholders. Since our first dividend payment for the fiscal year 2002, we have made efforts to achieve a sustained and stable growth in dividend to create better returns for shareholders. In fact, although the company's profitability in recent years has been fluctuating, we still maintain the planned 43% annual dividend payout ratio.

We use a number of formal channels to report to shareholders the performance and operations of the Company, particularly through our annual and interim reports. Generally, when announcing interim results, annual results or any major transactions in accordance with the relevant regulatory requirements, the Company arranges investment analyst conferences, press conferences and investor telephone conferences to explain the relevant results or major transactions to the shareholders, investors and the general public, listen to their opinions and address any questions that they may have. In addition, the Company adheres to the practice of voluntarily disclosing on a quarterly basis certain key, unaudited operational and financial data, and on a monthly basis the net increase in the number of customers on its website to further increase the Group's transparency and to provide shareholders, investors and the general public with additional timely information so as to facilitate their understanding of the Group's operations. The company maintains close communication with investors through investment conferences, one-on-one meetings, video-conferencing and other forms of exchange interaction to timely deliver our operating conditions to the capital markets. In 2014, our management attended 17 investor conferences and 246 routine investor meetings, met with 675 investment institutions and 861 investors in total. We will continue our efforts to enhance our investor relations work.

The Company also attaches high importance to the annual general meetings of its shareholders, and makes substantial efforts to enhance communications between the Board and the shareholders. At the annual general meetings of shareholders, the Board always makes efforts to fully address the questions raised by shareholders. In 2014, we held our annual general meeting (the "AGM") on one occasion on 22 May 2014 in the Conference Room, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong. The major items discussed and the percentage of votes cast in favor of the resolutions are set out as follows:

- The approval of the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2013 (99.9986%);
- The declaration of a final dividend for the year ended 31 December 2013 (99.9989%);
- The re-election of Mr. XI Guohua, Mr. SHA Yuejia, Mr. LIU Aili, Dr. LO Ka Sui and Mr. Paul CHOW Man Yiu as directors (98.0388% to 99.8468%);
- The appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP (hereinafter collectively as "PwC") as auditors of the Group for Hong Kong financial reporting and US financial reporting purposes, respectively, and authorizing the Board to fix their remuneration (99.9034%);
- The approval of the adoption of the new Articles of Association of the Company in substitution for and to the exclusion to the existing Articles of Association of the Company.

All resolutions were duly passed at the 2014 AGM. Hong Kong Registrars Limited, the share registrar of the Company, acted as scrutineer for vote-taking at the AGM. Poll results were announced at the meeting and on the websites of the Company and the HKEx on the day of the AGM.

Shareholders' Calendar

The following table sets out the tentative key dates for our shareholders for the financial year ending 31 December 2015. Such dates are subject to change pursuant to actual situations. Shareholders should note our announcements issued from time to time.

FY 2015 Shareholders' Calendar	
19 March	Announcement of final results and final dividend for the financial year ended 31 December 2014
8 April	Upload of 2014 annual report on the websites of the Company and the HKEx
9 April	Despatch of 2014 annual reports to shareholders
28 May	2015 Annual General Meeting
End of June	Payment of final dividend for the financial year ended 31 December 2014
Mid-August	Announcement of interim results and interim dividend for the six months ending 30 June 2015, if any
End of September	Payment of interim dividend for the six months ending 30 June 2015, if any

THE BOARD OF DIRECTORS AND THE BOARD COMMITTEES

The Board of Directors

The key responsibilities of the Board include, among others, formulating the Group's overall strategies, setting management targets, monitoring internal controls and financial management, supervising the performance of our management, developing and reviewing the policies and practices of corporate governance, while day-to-day operations and management are delegated by the Board to the executives of the Company. The Board operates in accordance with established practices (including those relating to reporting and supervision). Terms of Reference of its corporate governance function are available on the websites of our Company and the HKEx.

The Board currently comprises nine directors, namely Mr. XI Guohua (Chairman), Mr. LI Yue (Chief Executive Officer), Mr. XUE Taohai, Mr. SHA Yuejia and Mr. LIU Aili as executive directors, and Dr. LO Ka Shui, Mr. Frank WONG Kwong Shing, Dr. Moses CHENG Mo Chi and Mr. Paul CHOW Man Yiu as independent non-executive directors (INEDs). With effect from 19 March 2015, Madam Huang Wenlin resigned from her positions as an Executive Director and Vice President of the Company by reason of retirement. List of directors and their role and function are available on the websites of our Company and HKEx. The biographies of our directors are presented on pages 11 to 15 of this annual report and on our website.

Board meetings are held at least once a quarter and as and when necessary. Directors are requested to declare their direct or indirect interests, if any, in any proposals or transactions to be considered by the Board at Board meetings and withdraw from the meetings as appropriate. During the financial year ended 31 December 2014, the Board met on six occasions and the directors' attendances at the meetings are as follows:

	Board of directors	Audit committee	Remuneration committee	Nomination committee	AGM
INEDs					
Dr. LO Ka Shui	6/6	–	2/2	1/1	1/1
Mr. Frank WONG Kwong Shing	6/6	5/5	2/2	1/1	1/1
Dr. Moses CHENG Mo Chi	5/6	4/5	2/2	0/1	1/1
Mr. Paul CHOW Man Yiu	6/6	5/5	–	–	1/1
EDs					
Mr. XI Guohua (Chairman)	6/6	–	–	–	1/1
Mr. LI Yue (CEO)	6/6	–	–	–	1/1
Mr. XUE Taohai	6/6	–	–	–	1/1
Mdm. HUANG Wenlin[1]	5/6	–	–	–	0/1
Mr. SHA Yuejia	6/6	–	–	–	0/1
Mr. LIU Aili	5/6	–	–	–	1/1

[1] *resigned from her positions as an Executive Director and Vice President of the Company with effect from 19 March 2015.*

All board meetings and committee meetings were attended by the directors in person or by telephone/video conferencing. In 2014, the Board has met and discussed the matters relating to the annual results, interim results, adoption of the new Articles of Association, connected transactions, acquisitions etc.

The Board has adopted a Board Diversity Policy. In considering the composition of the Board, diversity can be considered from a number of perspectives, including professional experience and qualifications, regional and industry experience, educational and cultural background, skills, industry knowledge and reputation, knowledge of the laws and regulations applicable to the Group, gender, ethnicity, language skills and length of service etc. Such perspectives shall be taken into account in determining the optimal composition of the Board and be considered on a case-by-case basis in light of the actual circumstances of the Company.

To ensure the timely disclosure of any change of directors' personal information, the Company has set up a specific communication channel with each of our directors. There is no financial, business, family or other material relationships among members of the Board. The Company purchases directors and officers' liabilities insurance on behalf of its directors and officers and reviews the terms of such insurance annually.

In 2015, the Company has received a confirmation of independence from each of our INEDs, namely Dr. LO Ka Shui, Mr. Frank WONG Kwong Shing, Dr. Moses CHENG Mo Chi and Mr. Paul CHOW Man Yiu, and considers them to be independent. The Board is of the view that they not only are able to completely fulfill their responsibilities as an INED, but will also continue to play a role and contribute to our Board Committees. They being our INEDs will benefit the Company and all shareholders as a whole.

The directors have disclosed to the Company the positions held by them in other listed public companies or organizations or associated companies, and the information regarding their directorships in other listed public companies in the last three years is set out in the biographies of directors and senior management on pages 11 to 15 of this annual report and on the Company's website. The Company has also received acknowledgments from the directors of their responsibility for preparing the financial statements and the representation by the auditors of the Company about their reporting responsibilities.

All our directors confirm they have complied with New CP A.6.5 with respect to directors' training. Throughout the financial year ended 31 December 2014, we have provided a training session with respect to investigations and regulation issues of the Securities and Futures Commission of Hong Kong to our directors and management.

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" set out in Appendix 10 to the Hong Kong Listing Rules (the "Model Code") to regulate the directors' securities transactions. Save and except for the interests disclosed in the report of the directors on pages 53 to 56 of this annual report, none of the directors had any other interest in the shares of the Company as of 31 December 2014. All directors have confirmed, following enquiry by the Company, that they have complied with the Model Code during the period between 1 January 2014 and 31 December 2014.

THE BOARD COMMITTEES

The Board currently has three principal board committees, which are the Audit Committee, the Remuneration Committee and the Nomination Committee, and all of which are comprised solely of independent non-executive directors. With authorization of the Board, each of the board committees operates under its written terms of reference. The terms of reference of the Committees are available on the HKEx's and the Company's websites, and can be obtained from the Company Secretary upon written request.

AUDIT COMMITTEE

Membership

The current members of the Company's Audit Committee are Mr. Frank WONG Kwong Shing (chairman), Dr. Moses CHENG Mo Chi and Mr. Paul CHOW Man Yiu, who are all independent non-executive directors. All members of our Audit Committee have many years of finance and business management experience and expertise and appropriate professional qualifications.

Responsibilities

The duties of our Audit Committee are to be primarily responsible for, among other things, making recommendations to the Board on the appointment, re-appointment and removal of external auditors, approving the remuneration and terms of engagement of external auditors, dealing with any questions of resignation or dismissal of such auditors; reviewing and monitoring external auditors' independence and objectivity and the effectiveness of the audit process in accordance with applicable standards; developing and implementing policies on the engagement of external auditors to provide non-audit services; monitoring the integrity of financial statements of the Company and the annual reports and accounts, interim report and, if prepared for publication, quarterly reports, and reviewing significant financial reporting judgments contained in them; and overseeing the Company's financial reporting system and internal control procedures.

Work Done in 2014

In 2014, the Audit Committee met on five occasions and the attendance of each member is disclosed on page 39 of this annual report. In addition, the Audit Committee met three times with the external auditors in 2014 and one of such meeting was held without any executive directors being present.

In 2014, the Audit Committee:

- reviewed and approved the financial statements and results announcement, the report of the directors, financial review and final dividend for the financial year ended 31 December 2013;
- reviewed and approved our 2013 Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission ("US SEC");
- reviewed and approved the interim report, interim results announcement and interim dividend for the six months ended 30 June 2014;
- reviewed and approved the budgets and remuneration of the external auditors;
- reviewed and approved the assessment report on the disclosure controls and procedures;
- reviewed and approved the 2013 assessment report in relation to effectiveness of compliance with section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the "SOX Act");
- reviewed and approved the 2014 project plan of internal audit department and budget for external engagement;
- reviewed and approved the compliance with relevant laws and regulations in 2013;
- reviewed and approved various internal audit reports.

REMUNERATION COMMITTEE

Membership

The current members of the Company's Remuneration Committee are Dr. LO Ka Shui (chairman), Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi, who are all independent non-executive directors.

Responsibilities

The duties of the Remuneration Committee are, among others, to make recommendations to the Board on the remuneration packages of individual executive directors and senior management, including benefits in kind, pension rights and compensation payments including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board on the remuneration of non-executive directors; to review and approve the management's remuneration proposals with reference to corporate goals and objectives resolved by the Board from time to time; to review and approve compensation payable to executive directors and senior management for any loss or termination of office or appointment, and compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that they are consistent with contractual terms; to ensure that no director or any of his associates is involved in deciding his own remuneration; to make recommendations to the Board on the policy and structure for remuneration of all directors, senior management and employees including salaries, incentive schemes and other share option schemes, and on the establishment of formal and transparent procedures for developing remuneration policy; to make recommendations to the Board on disclosure of directors' remuneration in the annual report (if applicable) sent by the Board to the shareholders; to make recommendations to the Board annually on whether the shareholders shall be requested to approve the policies set out in the report on directors' remuneration (if applicable) at the AGM.

Work Done in 2014

In 2014, the Remuneration Committee met twice, during which the committee:

- reviewed and approved the 2013 performance-linked annual bonus of the senior management; and
- reviewed and approved the revised performance-linked annual bonus appraisal KPI for senior management.

NOMINATION COMMITTEE

Membership

The current members of the Company's Nomination Committee are Dr. LO Ka Shui (chairman), Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi, who are all independent non-executive directors.

Responsibilities

The duties of the Nomination Committee, among other things, are to review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the corporate strategy; to identify individuals suitably qualified to become board members and select or make recommendations to the Board on the selection of, individuals nominated for directorships; to assess the independence of independent non-executive directors; to make recommendations to the Board on the appointment or reappointment of directors and succession planning for directors, in particular the Chairman and the Chief Executive Officer.

Work Done in 2014

In 2014, the Nomination Committee met once, during which the committee reviewed the composition of the Board.

REMUNERATION, APPOINTMENT AND ROTATION OF DIRECTORS

The Remuneration Committee is responsible for determining the remuneration packages of all executive directors and senior management. At present, the cash portion of our senior management's remuneration consists of a fixed monthly salary and a performance-linked annual bonus. The award of the performance-linked annual bonus is correlated to the attainment of key performance indicators or targets.

In terms of long-term incentives, the Company has adopted a share option scheme. Depending on their ranking, members of the management are awarded different numbers of share options. The remuneration of non-executive directors is determined in part by reference to the prevailing market conditions and their workload as non-executive directors and members of the board committees of the Company. Please refer to note 9 to the consolidated financial statements on page 93 of this annual report for directors' and senior management's remuneration in 2014.

Currently, executive directors are mainly selected internally within the Group from executives who have considerable years of management experience and expertise in the telecommunications industry, whereas for the identification of non-executive directors, importance is attached to the individual's independence as well as his or her experience and expertise in finance and business management. The Nomination Committee, taking into consideration the requirements of the jurisdictions where the Company is listed and the structure and composition of the Board, identifies, reviews and nominates, with diligence and care, individuals suitably qualified as board members of the Company before making recommendations to the Board for their final appointment.

All newly-appointed directors receive a comprehensive induction of directors' duties to make sure that they have a proper understanding of the operations and business of the Company, and that they are fully aware of their responsibilities as a director, the listing rules of the stock exchanges on which the Company is listed, applicable laws and regulations, and the operation and governance policies of the Company. All newly-appointed directors are subject to re-election by shareholders at the first annual general meeting after their appointment. Every director is subject to retirement by rotation and needs to stand for re-election at least once every three years.

MANAGEMENT AND EMPLOYEES

The task of the Company's management is to implement the strategy and direction as determined by the Board, and to take care of day-to-day operations and functions of the Company. The division of responsibilities among our Chief Executive Officer and other members of the senior management (including the Chairman, who has a separate role from that of the Chief Executive Officer) is set out in the biographies of directors and senior management on pages 11 to 15 of this annual report and on the Company's website.

Our management is required to adhere to certain business principles and ethics while performing management duties. For the purpose of promoting honest and ethical conducts and deterring wrongdoings, the Company, in 2004, adopted a code of ethics, which is applicable to our chief executive officer, chief financial officer, deputy chief financial officer, assistant chief financial officer and other designated senior officers of the Group, in accordance with the requirements of the SOX Act. In the event of a breach of the code of ethics, the Company may take appropriate preventive or disciplinary actions after consultation with the Board. The code of ethics has been filed with the U.S. SEC as an exhibit to our annual report on Form 20-F for the financial year ended 31 December 2003, which may also be viewed and downloaded from our website.

The Company established an on-going disclosure control procedure to formulate potential insider dealings. Our CEO and CFO have a personal obligation to maintain the effectiveness of the disclosure controls and internal controls over financial reporting, and to report to the Audit Committee and the external auditor any significant changes, deficiencies and material weaknesses in, and fraud related to, such controls. Besides, our management provides monthly updates to board members giving the latest development of the Company to enable them to discharge their duties.

To prevent and discipline corruption, we further refined our management system and business processes to improve internal control and prevent risks, enhancing anti-corruption education. We further revised and improved our decision-making policies and implementation method, refined our major issue catalogue and criteria to prevent risks in decision-making. We strengthened the inspection mechanism, especially on key areas such as procurement biddings to look for loopholes in our management system and resolve them and urge for honest operation, healthy development, good performance and shareholders' interests protection. The Company has set a post office box, an e-mail account (jubao@chinamobile.com), a telephone hotline (010-52616186), fax and other channels for whistle-blowing. The Company will keep the whistleblowers' personal information strictly confidential to protect his/her rights, and carefully verify and investigate issues reported.

INTERNAL AUDIT

The internal audit department of the Company conducts independent and objective supervision and assessment and provides consulting services in respect of the appropriateness, compliance and effectiveness of the Company's operational activities and internal controls by applying systematic and standardized auditing procedures and methods. The internal audit department also assists the Company in improving the effectiveness of corporate governance, risk management and control process, with an aim to increasing its corporate value, improving its operations, promoting its sustainable and healthy development as well as contributing to the achievement of its strategic objectives.

The Company and its operating subsidiaries have set up internal audit departments, which independently audit the business units of the Company and its operating subsidiaries. The head of the internal audit department of the Company directly reports to the Audit Committee which, in turn, reports to the Board regularly. The internal audit departments have unrestricted access to all areas of the Group's business units, assets, records and personnel in the course of performing their duties.

The internal audit department of the Company establishes an internal audit scope and framework and carries out risk investigations on an annual basis. According to the results of the risk investigations, the internal audit department formulates an internal audit project rolling plan and an annual audit plan and, together with the Audit Committee, reviews and approves the annual audit plan and resources allocation. The annual audit plan of the internal audit department covers various areas, namely financial audit, internal control audit, risk assessment, audit investigation and consultancy services. For financial audit, the internal audit department audits and assesses the truthfulness, accuracy, compliance and efficiency of the Company's financial activities and financial information as well as the management and utilization of the Company's capital and assets. For internal control audit, the internal audit department audits and assesses the effectiveness in the design and implementation of the Company's internal control system. According to the requirements under section 404 of the SOX Act, the internal audit department of the Company organizes and performs internal audit assessment on the internal control over financial reporting of the Company on an annual basis, providing assurance for the Company's management in its issuance of the internal control assessment report. At the same time, the internal audit department carries on special projects and investigations in response to requests from the Company's management or the Audit Committee or if otherwise required. In addition, without prejudice to its independence, if requested by the Company's management and as required by business needs, the internal audit department provides management advice or consultancy services by making use of audit resources and audit information to facilitate the Company's decision-making and operational management.

The internal audit department makes improvement recommendations in respect of its findings in the course of the audits and requests the management to undertake and to confirm the implementation plan, the methods and the timing. It regularly monitors the status of the implementation of the recommendations to ensure their completion.

In 2014, the internal audit department made more efforts on the supervision on terminal marketing expenses and tariffs to avoid material operational risks and weakness in key management, and on audit informatization, kicking-off the on-going computer-assisted audit to enhance the depth and breadth of audit. The Company and its subsidiaries further promoted the audit rectification and accountability to hold the accountable with penalties. Our closed-loop audit management and results have been improved.

In 2015, we will continue to strengthen auditing and supervision in light of our strategy, focusing on high-risk operational and key management loopholes and promoting on-going process control and mechanism optimization to further enhance the effectiveness of internal audit.

EXTERNAL AUDITORS

In 2014, the Group engaged PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as statutory auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively. The principal services provided by PwC included:

- review of interim consolidated financial information of the Group;
- audit of annual consolidated financial statements of the Group and annual financial statements of its subsidiaries; and
- audit of the effectiveness of the Group's internal control over financial reporting as of 31 December 2014.

Apart from providing the above-mentioned audit services to the Group, PwC also provided other non-audit services to the Group, which were permitted under section 404 of the SOX Act and pre-approved by the Audit Committee.

The following table sets forth the types of, and fees for, the principal audit services and non-audit services provided by PwC (please refer to note 6 to the consolidated financial statements for details):

	2014 RMB million	2013 RMB million
Audit fees[2]	**91**	85
Non-audit services fees[3]	**6**	7

[2] *Including the fees rendered for the audit of internal control over financial reporting as required by section 404 of the SOX Act.*
[3] *Including the fees for tax services, section 404 of the SOX Act advisory services, risk assessment and other IT related advisory services.*

OTHER STAKEHOLDERS

Good corporate governance practices require due attention to the impact of our business decisions on our shareholders as well as other relevant stakeholders such as customers, local communities, industry peers and regulatory authorities. Our sustainability report for the year of 2014 (the "Sustainability Report"), which is issued together with this annual report, highlights our philosophy of corporate social responsibility and our performance in the areas of social and environmental management in 2014. This annual report and the Sustainability Report illustrate our efforts and development in the areas of industry development, community advancement and environmental protection and also explain how we have fulfilled our obligations to our employees, customers, environment, local communities and other stakeholders.

In 2014, we were recognized on the Dow Jones Sustainability Emerging Markets Index, and had been on the DJSI family for the seventh consecutive year.

INTERNAL CONTROLS

The Board is responsible for conducting and conducts regular reviews of the effectiveness of the Group's internal controls to reasonably ensure that the Company is operating legally and the assets are safeguarded and to ensure the accuracy and reliability of the financial information that the Company employs in its business or releases to the public.

According to the provisions under section 404 of the SOX Act, our management is responsible for establishing and maintaining internal control over financial reporting. We adopted the control criteria framework set out in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013) and in compliance with requirements under the CP issued by HKEx, in establishing a stringent internal control system over financial reporting, and refined the routine management mechanism of internal controls.

We established a sound corporate governance structure and a top-down organizational structure from the Board to the specific positions with respective internal control duties. Our Audit Committee under the Board is responsible for, among other things, monitoring the Company's financial reporting procedures, internal controls and risk management. The Company reports the design and implementation of internal controls to Audit Committee annually and receives guidance and supervision from Audit Committee.

We established a three-tier internal controls of "the top level internal control system, the internal control professional system and the internal control practices guidelines", which brought the control requirements to the whole process of marketing, production and management. Base on our business operation, we focus on high risk and key management areas and perform risk assessment, so as to enforce our internal control requirement into our daily operation. Meanwhile, we assigned specific responsibilities to individuals and input the control requirements in our IT systems to strengthen the internal controls. And through multiple internal and external supervision and inspections, including self-assessment, management evaluation, external audit, etc., we effectively improved the execution efficiency and effectiveness of our internal controls.

Based on the evaluation conducted by the management of the Company, the management believes that, as of 31 December 2014, the Company's internal control over financial reporting was effective and provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for reporting purposes in accordance with generally accepted accounting principles.

All disclosure of material information relating to the Company is made through the unified leadership and management of the Board, with the Company's management performing its relevant duties. The Company has performed an annual review of the effectiveness of the Company's disclosure controls and procedures, and concluded that, as of 31 December 2014, the Company's disclosure controls and procedures were effectively executed at a reasonable assurance level.

INFORMATION DISCLOSURE

According to the HKEx Listing Rules and United States Securities Act, since 2003, the Company has implemented the information disclosure internal control and procedures. We have established the Disclosure Committee, including our Chairman, chief executive officer, chief financial officer and heads of main functional departments. Empowered by the Board, the Disclosure Committee is responsible for organizing and coordinating the routine reporting and disclosure job to prompt timely, fair, truthful and complete disclosure of information, ensure good corporate governance and transparency, properly get back to the investors, analysts and media inquiries, to prevent our share price volatility caused by error messages.

Under the circumstances where any department or officer are in breach of disclosure procedures and internal control resulting in reporting or disclosure errors, or in breach of disclosure related laws and regulations, the Company shall hold the relevant personnel accountable. Members of the Disclosure Committee, heads of our Internal Audit Department and other relevant departments and each of our subsidiaries shall make certifications annually and take personal responsibilities with respect to their disclosure duties.

Our Internal Audit Department conducts annual evaluation with respect to the effectiveness of disclosure internal control and procedures, and issues audit reports. Depend on which, our CEO and CFO shall make written statements with respect to our annual report on Form 20-F and take personal responsibilities in accordance with the requirements of the US Securities Act. The Disclosure Committee can revise the disclosure internal control and procedure in accordance with its performance and the development of relevant laws with approval of the senior management. The revised internal control procedure and articles shall be circulated within the Group.

In compliance with the provisions of Hong Kong Securities and Futures Ordinance, the Company also set up rules and lock-up periods on directors, management and employees in dealing in the shares of the Company or exercising our share options while they are in possession of inside information. In about every six months, they are required to sign a duty of confidentiality and prohibition against insider dealing. Unauthorized use of confidential or inside information for profits is strictly prohibited to prevent violation of laws and regulations.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY U.S. COMPANIES UNDER THE NYSE'S LISTING STANDARDS

As a foreign private issuer (as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended), we are permitted to follow home country practices in lieu of some of the corporate governance practices required to be followed by U.S. companies listed on the NYSE. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on the NYSE.

In accordance with the requirements of section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards.

Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent directors. As a listed company in Hong Kong, the Company is subject to the requirement under the Hong Kong Listing Rules that at least one-third of its board be independent non-executive directors as determined under the Hong Kong Listing Rules. The Company has 4 independent non-executive directors out of a total of 9 directors. The Hong Kong Listing Rules set forth standards for establishing independence, which differ from those set forth in the NYSE Listed Company Manual.

Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. As a listed company in Hong Kong, we are subject to the requirement under the Hong Kong Listing Rules that our Chairman should hold meetings at least annually with the non-executive directors (including INEDs) without the presence of executive directors.

Section 303A.04 of the NYSE Listed Company Manual provides that the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee's purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company's board of directors. Our Board is responsible for performing the corporate governance duties, including developing and reviewing our policies and practices of corporate governance.

Section 303A.07 of the NYSE Listed Company Manual provides that if an audit committee member simultaneously serves on the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the board of directors must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company's audit committee and disclose such determination. The Company is not required, under the applicable Hong Kong law, to make such determination.

Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. While the Company is not required, under the Hong Kong Listing Rules, to adopt such similar code, as required under the SOX Act, the Company has adopted a code of ethics that is applicable to the Company's principal executive officers, principal financial officers, principal accounting officers or persons performing similar functions.

Section 303A.12(a) of the NYSE Listed Company Manual provides that each listed company's chief executive officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. The Company's chief executive officer is not required, under the applicable Hong Kong law, to make similar certifications.

CONTINUOUS EVOLVEMENT OF CORPORATE GOVERNANCE

We will closely study the development of corporate governance practices among the world's leading corporations, future evolution of the relevant regulatory environment and the requirements of the investors on an ongoing basis. We will also review and enhance our corporate governance procedures and practices from time to time so as to ensure the long-term sustainable development of the Company.

HUMAN RESOURCES DEVELOPMENT

In 2014, in view of the need for the corporate strategic transformation and business development, our human resources work adhered to the corporate strategic deployment and we endeavored to further liberate creativity and promote innovation. Our human resources work was guided by the human resources strategic plans and the 2014 key tasks with "stimulating vitality and improving efficiency" as the focus, "transformation and structural adjustment" as the theme and "management personnel cultivation, labor management reform, incentive mechanism enhancement and talent management" as the emphasis, endeavoring to accomplish progress and deliver results.

In 2014, the Group continued to promote the cultivation of its management personnel and reserve team and enhanced the work on management adjustment and supplement. Tailoring to the different characteristics of various positions, different measures including selection within the organization and competitive selection were used in the selection and appointment of cadres. Within the year, the Group completed 120 person-times in the evaluation and job re-designation of cadres from 55 units, continuously optimizing the structure of the management team and further enhancing its overall functionality and capabilities.

In order to actively respond to the needs for organizational reform, various specialized companies were established including China Mobile (Suzhou) Software Technology Co., Ltd., China Mobile (Hangzhou) Information Technology Co., Ltd., China Mobile Online Services Co., Ltd. and MIGU Co., Ltd. The Group conducted research on professional corporate human resources management models and promoted initiatives relating to professional corporate governance and optimization of human resources. The Group performed dynamic optimization of its standard job system, enhanced the delineation of responsibilities between headquarters and departments and recalibrated 67 cross-department organizations, realizing a streamlining rate of 32.8% and further improving organizational efficiency.

The Group endeavored to comply with applicable labor laws and regulations, adjusted position classification and labor structure, implemented the standardized quarterly reporting system on labor management, dynamically supervised and directed the standardized labor management work of various units and successfully established the labor deployment model based upon employment contracts. The human resources allocation system was optimized. The human resources allocation for various subordinated units and professional lines has been adjusted and optimized, resulting in effective control of the total staff number and continuous improvement of the allocation efficiency and providing support to the corporate business development.

In respect of remuneration incentives, the Group improved its diversified incentive mechanism and enhanced the effectiveness of its remuneration incentives, with the implementation of the remuneration incentive system of different levels and categories. Taking into consideration and linking between the market-oriented level of the business and the stage of development, for units with businesses of a higher market-oriented level, external competitiveness was further reflected in the remuneration system and calculations, and a higher degree of flexibility was provided in order to support the corporate strategic transformation. The Group continued to promote reform on the quantitative performance-based remuneration system and facilitated ancillary quantitative performance-based remuneration budgeting in order to ensure that outstanding staff would be effectively incentivized. Performance-oriented remuneration was further enhanced and personnel costs were linked to the performance assessment results of each business unit in order to reflect the management principle of "remuneration increases if performance improves while remuneration decreases if performance declines". Enterprise annuity was also implemented in order to enrich the Group's benefits system.

The Group devoted significant efforts to recruitment work and organized campus presentations and recruitment activities which included 12 presentation sessions and 16 on-site recruitment sessions at 16 well-known integrated universities in 12 provinces and cities and 4 specialized posts and telecommunications universities including Beijing University of Posts and Telecommunications, covering a total of nearly 60,000 people with a plan to recruit 8,000 people within the year. The Group explored the establishment of a unified written test for recruiting university graduates, optimized the recruitment process, enhanced recruitment efficiency in order to ensure the staff quality and promote their simultaneous growth with us.

In 2014, the number of people who studied at the online university of China Mobile reached 321,000 with a total of 8.2 million study hours, both of which were highly ranked among online study programs run by domestic enterprises. A total of 140,000 people accessed online studies through mobile phones and studying through the Internet had become an important channel of staff development. Online training and discussions were provided in live classes through the live broadcasting platform with participation of over 2 million person-times, which had become the platform for a fast and large-scale promotion of the corporate key business developments. Various forms of training were provided to the staff in order to enhance their professional and execution abilities and promote implementation of the Group's strategies.

China Mobile University was awarded the "2014 ATD – Excellence in Practice Award", the highest honor which is regarded as the equivalent of Oscar awards in global training and education, which demonstrated that China Mobile University had become a model for the world's premier enterprise universities. Based in the United States, the Association for Talent Development (ATD) is one of the world's largest and most authoritative association dedicated to talent development and is the leader in the area of talent development. China Mobile University was also presented with many major awards in China, including the title of "2014 China Best Enterprise University" and "2014 Engine Award – China Benchmarked Enterprise University", and received high recognition and praise for its achievements in enterprise training and development.

In 2015, the human resources work will firmly embrace the corporate development strategies and key tasks, adapt to the new development requirements for human resources work, align with the development trends and take initiatives to create changes with "innovating mechanism, stimulating vitality and improving efficiency" as the theme, "optimizing staff selection and allocation system, enhancing labor resources reform, enriching diversified incentive mechanism and perfecting human resources system management" as the key tasks. The Group will focus on the key issues, identify areas requiring major efforts, further change the work style, strive to accomplish more proactive, forward-looking, systematic and efficient work, strengthen service awareness, continue to enhance organizational capabilities and operational efficiency and actively provide support for its strategic transformation and business upgrading.


2014中国企业学习与人才发展年度评选
引擎奖—中国标杆企业大学
中国移动学院
中国企业学习与人才发展大会组委会
二〇一四年九月

2014 Engine Award – China Benchmarked Enterprise University


atd
AWARDS
Excellence in Talent Development

2014 ATD – Excellence in Practice Award


中国移动学院
2014年度
中国最佳企业大学

2014 China Best Enterprise University

REPORT OF DIRECTORS

The directors take pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2014.

PRINCIPAL ACTIVITIES

The Group's principal activity is providing mobile telecommunications and related services in 31 provinces, autonomous regions and directly-administered municipalities in Mainland China and Hong Kong. The principal activity of the Company is investment holding.

The turnover of the Group during the financial year consisted primarily of income generated from the provision of mobile telecommunications services.

MAJOR CUSTOMERS AND SUPPLIERS

The Group's aggregate turnover with its five largest customers did not exceed 30% of the Group's total turnover in 2014.

Purchases from the largest supplier for the year represented 13% of the Group's total purchases. The five largest suppliers accounted for an aggregate of 29% of the Group's purchases in 2014. Purchases for the Group include network equipment purchases, leasing of transmission lines and payments in relation to interconnection arrangements. Purchases from suppliers, other than suppliers of leased lines and network equipment and interconnection arrangements, were not material to the Group's total purchases.

At no time during the year ended 31 December 2014 have the directors, their associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5% of the number of issued shares of the Company) had any interest in these five largest suppliers.

SUBSIDIARIES AND ASSOCIATES

Particulars of the Company's subsidiaries and the Group's associates as at 31 December 2014 are set out in notes 18 and 19, respectively, to the consolidated financial statements.

FINANCIAL STATEMENTS

The profit of the Group for the year ended 31 December 2014 and the financial conditions of the Company and the Group as at that date are set out in the consolidated financial statements on pages 70 to 129.

DIVIDENDS

The Board believes that the Company's favorable profitability and healthy cash flow generating capability will be able to provide sufficient support to its future development, while providing shareholders with a favorable return. Based on the Group's operating performance in 2014 and taking into consideration its long-term future development, in accordance with the dividend payout ratio of 43% planned for the full financial year of 2014, the Board recommends payment of a final dividend of HK$1.380 per share for the financial year ended 31 December 2014. This, together with the interim dividend of HK$1.540 per share that was paid, amounts to an aggregate dividend payment of HK$2.920 per share for the full financial year of 2014. In 2015, taking into consideration various relevant factors, including the Group's overall financial condition, cash flow generating capability and future sustainable development needs, the Company's planned dividend payout ratio for the full year of 2015 will be 43%.

DONATIONS

Donations made by the Group during the year amounted to RMB55,987,029 (2013: RMB67,661,542).

PROPERTY, PLANT AND EQUIPMENT

Changes to the property, plant and equipment of the Group and the Company during the year ended 31 December 2014 are set out in note 14 to the consolidated financial statements.

SHARE CAPITAL AND SHARE OPTION SCHEMES

Details of the Company's share capital and share option scheme are set out in note 35 to the consolidated financial statements and the paragraph "Share Option Schemes" below, respectively.

BONDS

Details of the bonds of the Group are set out in note 33 to the consolidated financial statements.

RESERVES

Changes to the reserves of the Group during the year are set out in the consolidated statement of changes in equity. Changes to the reserves of the Company during the year are set out in note 35 to the consolidated financial statements.

DIRECTORS

The directors during the financial year were:

Executive Directors:

XI Guohua *(Chairman)*
LI Yue
XUE Taohai
HUANG Wenlin (resigned on 19 March 2015)
SHA Yuejia
LIU Aili

Independent Non-Executive Directors:

LO Ka Shui
Frank WONG Kwong Shing
Moses CHENG Mo Chi
Paul CHOW Man Yiu

In accordance with Article 95 of the Company's Articles of Association, Mr. XUE Taohai, Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election.

The biographies of the directors proposed for re-election at the forthcoming annual general meeting ("Directors for Re-election") are set out on pages 12 and 14. Except as disclosed in such biographies, the Directors for Re-election have not held any other directorships in any listed public companies in the last three years. Further, except as noted in the biographies, none of the Directors for Re-election is connected with any directors, senior management or substantial or controlling shareholders of the Company and, except as disclosed in the paragraphs headed "Directors' and Chief Executive's Interest and Short Positions in Shares, Underlying Shares and Debentures" and "Share Option Schemes" below, none of them has any interests in the shares of the Company within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance ("SFO").

Mr. Frank WONG Kwong Shing was appointed as an independent non-executive director of the Company since August 2002. He has many years of finance and commercial experience and is a highly valued and respected member of the Board. He is also a chairman of the Audit Committee, a member of the Remuneration Committee and Nomination Committee. Each year, Mr. Frank WONG Kwong Shing provided the Company with a confirmation of his independence in accordance with the relevant requirements of the Hong Kong Listing Rules and the Board believes that Mr. Frank WONG Kwong Shing is independent. The Board also believes that he is able to discharge his duties as an independent non-executive director of the Company and will also continue to contribute to the various committees of the Board. Accordingly, the Board is of the view that the re-election of Mr. Frank WONG Kwong Shing as an independent non-executive director of the Company is in the interests of the Company and its shareholders as a whole.

Dr. Moses CHENG Mo Chi was appointed as an independent non-executive director of the Company since March 2003. He has extensive legal expertise and is a highly valued and respected member of the Board. He is also a member of each of the Audit Committee, Remuneration Committee and Nomination Committee. Each year, Dr. Moses CHENG Mo Chi provided the Company with a confirmation of his independence in accordance with the relevant requirements of the Hong Kong Listing Rules and the Board believes that Dr. Moses CHENG Mo Chi is independent. The Board also believes that he is able to discharge his duties as an independent non-executive director of the Company and will also continue to contribute to the various committees of the Board. Accordingly, the Board is of the view that the re-election of Dr. Moses CHENG Mo Chi as an independent non-executive director of the Company is in the interests of the Company and its shareholders as a whole.

The service contracts of all the Directors for Re-election do not provide for a specified length of service and each of such directors will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Each of the Directors for Re-election is entitled to an annual director's fee of HK$180,000 as proposed by the Board and approved by the shareholders of the Company. Director's fees are payable on a time pro-rata basis for any non full year's service. Mr. Frank WONG Kwong Shing is entitled to an additional annual fee of HK$290,000 as a chairman of Audit Committee, a member of the Remuneration Committee and Nomination Committee. Dr. Moses CHENG Mo Chi is entitled to an additional annual fee of HK$260,000 as a member of each of the Audit Committee, Remuneration Committee and Nomination Committee. In addition, for the financial year ended 31 December 2014, Mr. XUE Taohai received annual remuneration including retirement scheme contributions of HK$1,170,000, plus a discretionary bonus as determined by the Board with respect to the director's performance. The remuneration of the director has been determined with reference to the individual's duties, responsibilities and experience, and to prevailing market conditions.

None of the Directors for Re-election has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than under normal statutory obligations.

Save as disclosed herein, there are no other matters relating to the re-election of the Directors for Re-election that need to be brought to the attention of the shareholders of the Company nor is there any information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Hong Kong Listing Rules.

DIRECTORS' INTERESTS IN CONTRACTS

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' AND CHIEF EXECUTIVE'S INTEREST AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2014, the interests and short positions of the directors in the shares and underlying shares of the Company (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers are set out below.

Certain directors of the Company personally held ordinary shares of the Company. Details of the directors' holding of ordinary shares of the Company as at 31 December 2014 are as follows.

Director	Capacity	Ordinary shares held	Percentage of the number of issued shares[1]
LO Ka Shui	Beneficial owner	400,000	0.00%
	Interest of controlled corporation	300,000	0.00%
Frank WONG Kwong Shing	Beneficial owner	150,000	0.00%

Note:

Based on 20,438,426,514 ordinary shares of the Company in issue as at 31 December 2014, and rounded off to two decimal places.

Certain directors of the Company personally hold options to subscribe for ordinary shares of the Company. Please refer to the paragraph headed "Share Option Schemes" below for details of the interests of the directors in such share options. The share options were granted to the directors pursuant to the terms of the share option schemes adopted by the Company.

Apart from those disclosed herein, as at 31 December 2014, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) that is required to be recorded and kept in the register in accordance with section 352 of the SFO or any interests required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

SHARE OPTION SCHEMES

Share Option Schemes of the Company

Pursuant to a resolution passed at the annual general meeting held on 24 June 2002, a share option scheme (the "Scheme") was adopted to replace an old share option scheme adopted on 8 October 1997 (the "Old Scheme") and the Old Scheme was terminated. The Scheme shall be valid and effective for a period of 10 years commencing on its adoption date after which period no further options to subscribe for shares of the Company will be granted. The Scheme ceased to be valid and effective on 24 June 2012 and accordingly, no further share options will be granted under the Scheme. However, the provisions of the Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted under the Scheme prior to the expiry of the 10-year period and which may become thereafter capable of being exercised under the rules of the Scheme.

As set out in the Company's circular to shareholders dated 8 April 2002, the purpose of the Scheme is to provide the Company with a flexible and effective means of remunerating and providing benefits to the executive directors, non-executive directors and employees of the Company, any of its holding companies and their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest (the "Participants"), thereby incentivizing the Participants. Under the Scheme, the Board may, at their discretion, invite the Participants to take up options to subscribe for shares in the Company.

The maximum aggregate number of shares which can be subscribed pursuant to options that are or may be granted under the Schemes equals to 10% of the total issued share capital of the Company as at the date of adoption of the Scheme. Options lapsed or cancelled in accordance with the terms of the Old Scheme or the Scheme will not be counted for the purpose of calculating this 10% limit.

The total number of shares in the Company issued and to be issued upon exercise of the options granted to a Participant (including both exercised and outstanding options) in any 12-month period must not exceed 1% of the issued share capital of the Company. The consideration payable for the grant of each option under the Scheme is HK$1.00.

Under the Scheme, the term of the option is determined by the Board at their discretion, provided that all options must be exercised within 10 years after the date on which the option is granted. The exercise price of the options granted under the Scheme is determined by the Board at its discretion provided that such price may not be set below a minimum price which is the highest of:

(i) the nominal value of a share in the Company;

(ii) the closing price of the shares in the Company on the Stock Exchange on the date on which the option was granted; and

(iii) the average closing price of the shares in the Company on the Stock Exchange for the five trading days immediately preceding the date on which the option was granted.

No share options were granted or cancelled under the Scheme during the year ended 31 December 2014.

As at 31 December 2014, the directors and chief executive of the Company and the employees of the Group had the following personal interests in options to subscribe for shares of the Company granted under the Scheme.

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	No. of shares involved in the options lapsed during the year	No. of shares acquired on exercise of options during the year	Exercise price HK$
Directors						
LI Yue	154,000	-	28 October 2004	119,000	35,000	22.75
	780,000	780,000	8 November 2005	-	-	34.87
XUE Taohai	154,000	-	28 October 2004	154,000	-	22.75
	780,000	780,000	8 November 2005	-	-	34.87
SHA Yuejia	82,575	-	28 October 2004	82,575	-	22.75
	780,000	780,000	8 November 2005	-	-	34.87
LIU Aili	82,600	-	28 October 2004	82,600	-	22.75
	141,500	141,500	8 November 2005	-	-	34.87
Moses CHENG Mo Chi	400,000	400,000	8 November 2005	-	-	34.87
Employees	113,418,420	-	28 October 2004	2,259,113	111,159,307	22.75
	475,000	-	21 December 2004	456,000	19,000	26.75
	268,025,464	43,351,922	8 November 2005	-	224,673,542	34.87
		46,233,422	(Note (a))			

Notes:

(a). *The total number of shares involved in the options outstanding at the end of the year represents 0.23% of the number of issued shares of the Company as at the date of this annual report.*

(b) *No options to subscribe for shares in the Company were granted to the directors of the Company in 2014.*

(c) *Particulars of share options:*

Date of grant	*Exercise period*
28 October 2004	*28 October 2005 to 27 October 2014 (in respect of 40% of the options granted)*
	28 October 2006 to 27 October 2014 (in respect of 30% of the options granted)
	28 October 2007 to 27 October 2014 (in respect of the remaining 30% of the options granted)
21 December 2004	*21 December 2005 to 20 December 2014 (in respect of 40% of the options granted)*
	21 December 2006 to 20 December 2014 (in respect of 30% of the options granted)
	21 December 2007 to 20 December 2014 (in respect of the remaining 30% of the options granted)
8 November 2005	*8 November 2006 to 7 November 2015 (in respect of 40% of the options granted)*
	8 November 2007 to 7 November 2015 (in respect of 30% of the options granted)
	8 November 2008 to 7 November 2015 (in respect of the remaining 30% of the options granted)

Details of share options exercised during the year:

Period during which share options were exercised	Exercise price HK$	Weighted average closing price per share immediately before dates of exercise of options HK$	Proceeds received HK$	Number of shares involved in the options
2 January 2014 to 27 October 2014	22.75	76.54	2,529,670,484	111,194,307
18 June 2014	26.75	75.50	508,250	19,000
3 January 2014 to 31 December 2014	34.87	80.14	7,834,366,410	224,673,542

SHARE OPTION SCHEME OF ASPIRE HOLDINGS LIMITED ("ASPIRE")

Pursuant to a resolution passed at the annual general meeting of the Company held on 24 June 2002, the share option scheme of Aspire (the "Aspire Scheme") was adopted by the Company.

The Aspire Scheme is valid and effective for a period of 10 years commencing on its adoption date after which period no further options to subscribe for shares of Aspire will be granted. The Aspire Scheme ceased to be valid and effective on 24 June 2012 and accordingly, no further options will be granted under the Aspire Scheme. However, the provisions of the Aspire Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any options granted under the Aspire Scheme prior to the expiry of the 10-year period and which may become thereafter capable of being exercised under the rules of the Aspire Scheme.

As set out in the Company's circular to shareholders dated 8 April 2002, the purpose of the Aspire Scheme is to provide Aspire with a flexible and effective means of remunerating and providing benefits to the employees, the executive directors and the non-executive directors of Aspire or any of its subsidiaries (the "Aspire Participants"), thereby incentivizing the Aspire Participants. Under the Aspire Scheme, the board of directors of Aspire may, at their discretion, invite Aspire Participants to take up options to subscribe for shares of Aspire (the "Aspire Shares").

The maximum aggregate number of Aspire Shares which can be subscribed pursuant to options that are or may be granted under the Aspire Scheme equals to 10% of the total issued share capital of Aspire as at the date of adoption of the Aspire Scheme. Options lapsed or cancelled in accordance with the terms of the Aspire Scheme will not be counted for the purpose of calculating this 10% limit. The total number of Aspire Shares issued and to be issued upon exercise of the options granted to an Aspire Participant (including both exercised and outstanding options) in any 12-month period must not exceed 1% of the issued share capital of Aspire. As at 31 December 2014 and the date of this annual report, there was no outstanding option under the Aspire Scheme.

The consideration payable by an Aspire Participant for the grant of each option is HK$1.00.

For options granted under the Aspire Scheme, the exercise price of the options is determined by the board of directors of Aspire at its discretion provided that such price may not be set below a minimum price which is the higher of:

(i) US$0.298; and

(ii) the price determined by applying a maximum discount of 20% to the price per Aspire Share calculated by dividing the valuation of Aspire as a whole by the aggregate number of issued Aspire Shares at the time of employment/appointment of the Aspire Participant or the grant of the options to the Aspire Participant (as the case may be),

provided, however, that 10% of the options to be granted under the Aspire Scheme may have an exercise price less than (i) or (ii) above but not less than US$0.182.

Under the Aspire Scheme, the term of the option is determined by the board of directors of Aspire at their discretion, provided that all options must be exercised within 10 years after the date on which the option is granted.

Under the vesting conditions on the options under the Aspire Scheme:

(i) 50% of any options granted are exercisable: (a) 2 years after the time of commencement of employment (or the appointment as director) of the relevant Aspire Participant (in the case of options specified in the employment contract with the relevant Aspire Participant) or (in other cases) the date on which the Aspire Participant is offered with the option or (b) after listing of Aspire, whichever is later; and

(ii) the remaining 50% of such options are exercisable 3 years after the initial 50% of the options become exercisable.

As at 31 December 2014, the employees of Aspire had the following personal interests in options to subscribe for shares of Aspire granted under the Aspire Scheme.

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	Normal period during which options are exercisable	No. of shares involved in the options lapsed during the year	Exercise price US$
Employees of Aspire*	725,000	–	18 March 2004	(Note)	725,000	0.298
	45,000	–	28 May 2004	(Note)	45,000	0.298

* *During the year ended 31 December 2014, no share options have been granted under the Aspire Scheme to any of the directors or chief executive of the Company.*

Note:

(1) No share option under the Aspire Scheme was outstanding as at the date of this annual report.

(2) (a) The initial 50% of the options granted to a particular employee are exercisable between the period:

- *commencing on the later of:*

  (i) 2 years after the commencement of employment of that employee or the option offer date (as the case may be); or

  (ii) the listing of the shares of Aspire; and

- *ending on the date falling 10 years from the option grant date; and*

(b) the remaining 50% of such options shall be exercisable between the period commencing 3 years after the initial 50% of the options become exercisable and ending on the date falling 10 years from the option grant date.

None of the directors of Aspire had any personal interests in options to subscribe for shares of Aspire granted under the Aspire Scheme at the beginning and at the end of the year ended 31 December 2014.

No options were granted or exercised under the Aspire Scheme during the year ended 31 December 2014. Share options involving 770,000 Aspire Shares (representing all the previously outstanding share options granted under the Aspire Scheme) have lapsed during the year ended 31 December 2014. The options granted are not recognized in the financial statements until they are exercised.

Since the options granted pursuant to the Aspire Scheme are for the subscription of shares in Aspire which are not listed, the value of the options granted is not required to be disclosed under the Hong Kong Listing Rules.

In any event, since (i) the shares in Aspire are not listed; (ii) the options granted under the Aspire Scheme are not freely transferable (and hence there is no open market for transacting these options); and (iii) the grantee of an option will also not be able to charge, mortgage, encumber or create any interest in favour of any other person over or in relation to any option, any valuation of the options will necessarily be based on subjective assumptions, and may not provide a reliable measure of the fair value of the options and would potentially be misleading to the shareholders of the Company.

Apart from the foregoing, at no time during the year was the Company, any of its holding companies or subsidiaries, a party for any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of acquiring shares in or debentures of the Company or any other body corporate.

PRE-IPO SHARE OPTION SCHEME OF CHINA MOBILE HONG KONG COMPANY LIMITED

Pursuant to a resolution passed by the shareholders of China Mobile Hong Kong Company Limited (formerly known as China Mobile Peoples Telephone Company Limited) ("CMHK") on 4 March 2004, the pre-IPO share option scheme (the "CMHK Pre-IPO Scheme") was adopted to incentivize the then employees of CMHK.

No share options were granted under the CMHK Pre-IPO Scheme after the listing of CMHK on 31 March 2004 and no further share options will be granted under the CMHK Pre-IPO Scheme. There were 70,000 shares covered by the share options granted under the CMHK Pre-IPO Scheme which were outstanding at the beginning of the financial year ended 31 December 2014. All the share options outstanding at the beginning of the year ended 31 December 2014 were granted to employees of CMHK on 11 March 2004, and the exercise price was HK$4.55 per share, being the offer price of the shares of CMHK at the time of its initial public offering. All outstanding share options granted under the CMHK Pre-IPO Scheme have been vested. Grantees of the outstanding share options are entitled to exercise the share options from 11 March 2005 to 10 March 2014. No share options granted under the CMHK Pre-IPO Scheme have been exercised during the year ended 31 December 2014. All outstanding share options lapsed during the year ended 31 December 2014.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

The Company has been notified of the following interests in the Company's issued shares as at 31 December 2014 amounting to 5% or more of the ordinary shares in issue:

		Ordinary shares held		Percentage of total number of issued shares
		directly	indirectly	
(i)	China Mobile Communications Corporation ("CMCC")	–	14,890,116,842	72.85%
(ii)	China Mobile (Hong Kong) Group Limited ("CMHK (Group)")	–	14,890,116,842	72.85%
(iii)	China Mobile Hong Kong (BVI) Limited ("CMHK (BVI)")	14,890,116,842	–	72.85%

Note: In light of the fact that CMCC and CMHK (Group) directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of CMHK (BVI), in accordance with the SFO, the interests of CMHK (BVI) are deemed to be, and have therefore been included in, the interests of CMCC and CMHK (Group).

Apart from the foregoing, as at 31 December 2014, no persons, other than a director or chief executive of the Company, had any interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO.

CONNECTED TRANSACTIONS

Continuing Connected Transactions

Details of the continuing connected transactions are set out in note 36 to the consolidated financial statements.

For the financial year ended 31 December 2014, the following continuing connected transactions (the "Continuing Connected Transactions") have not exceeded their respective annual caps:

(1) rental and property management service charges paid by the Group to CMCC did not exceed RMB2,000 million. The charges payable by the Group in respect of properties owned by CMCC and its subsidiaries are determined with reference to market rates whilst the charges payable in respect of properties which CMCC or its subsidiaries lease from third parties and sub-let to the Group are determined according to the actual rent payable by CMCC or its subsidiaries to such third parties together with the amount of any tax payable;

(2) telecommunications service charges, prices of transmission towers and spare parts and the charges payable for installation and maintenance services in respect of transmission towers paid by the Group to CMCC did not exceed RMB7,000 million. The telecommunications service charges, prices of transmission towers and spare parts and the charges payable for installation and maintenance services in respect of transmission towers are determined with reference to and cannot exceed relevant standards laid down and revised from time to time by the government of the PRC. Where there are no government standards, the prices and charges are determined according to market rates; the charges in respect of telecommunications services provided by the Group payable by CMCC and its subsidiaries to the Group did not exceed RMB2,300 million;

(3) settlement charges paid by the Company to China TieTong Telecommunications Corporation ("TieTong"), a wholly-owned subsidiary of CMCC, in respect of calls made or received by their respective customers did not exceed RMB800 million and the settlement charges received by the Company from TieTong in respect of calls made or received by their respective customers were below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Hong Kong Listing Rules. The rates for the settlement charges payable and receivable by the Company to and from TieTong are based on the previous interconnection settlement agreements entered into between TieTong and CMCC;

(4) leasing fees paid by the Company to CMCC for the leasing of the TD-SCDMA network capacity by the Company from CMCC did not exceed RMB8,500 million. The leasing fees are determined on a basis that reflects the Group's actual usage of CMCC's TD-SCDMA network capacity and to compensate CMCC for the costs of such network capacity;

(5) service charges paid by the Company to CMCC for the agency services regarding sales channel utilization and for the cooperation in the provision of basic telecommunications services (such as fixed-line phone services, fixed-line IDD phone services, IP phone-to-phone calls services, 2G GSM and 3G TD-SCDMA mobile telecommunications services) ("Basic Telecommunications Services") and value-added telecommunications services (such as paging services, data transmission services, voice mailbox services and network connection services) ("Value-Added Telecommunications Services") to customers of the Company under the Telecommunications Services Cooperation Agreement did not exceed RMB5,000 million. The aggregate amount of the charges received by the Company for the services provided to CMCC under the Telecommunications Services Cooperation Agreement did not exceed RMB1,200 million. The service charges for agency services are determined with reference to market prices after taking into consideration the actual volume of agency services provided by CMCC and performance indicators such as total sales being recognized and additional number of subscribers acquired as a result of the provision of agency services by CMCC. In determining the market prices for the agency services, the Company has taken into account the service fees payable by the Company and CMCC to other industry players as well as the services fees receivable by the Company and CMCC from other industry players. The service fees payable by the Company and CMCC were, from the Company's perspective, no less favorable than the service fees charged to other industry players, being independent third parties, for the same agency services provided to such independent third parties. The service charges in respect of business cooperation are determined with reference to, after taking into account the actual volume of Basic Telecommunications Services and Value-Added Telecommunications Services provided and the resources and investment contributed, the government fixed price or the government guidance price if there is no government fixed price and where there is neither a government fixed price nor a government guidance price, the market price. Where none of the foregoing prices is applicable, the price is to be agreed between the parties and determined on a cost-plus basis. As there are no government fixed price or government guidance price for the Basic Telecommunications Services or the Value-Added Telecommunications Services, the charges payable by the Company and CMCC under the Telecommunications Services Cooperation Agreement for these services are determined with reference to the market price. In determining the market prices for the Basic Telecommunications Services and the Value-Added Telecommunications Services, the Company has taken into account the charges payable by the Company and CMCC to other industry players and the charges receivable by the Company and CMCC from other industry players. Such charges payable by the Company and CMCC were, from the Company's perspective, no less favorable than the charges charged to other industry players, being independent third parties, for the same Basic Telecommunications Services or Value-Added Telecommunications Services; and

(6) leasing fees paid by the Company to CMCC for the leasing of telecommunications network operation assets by the Company from CMCC did not exceed RMB14,600 million. The leasing fees are determined with reference to the prevailing market rates. In determining the market rates for the leasing fees, the Company has taken into account the charges payable by the Company and CMCC to other industry players as well as the charges receivable by the Company and CMCC from other industry players. The leasing fees payable by the Company to CMCC were not more than the leasing fees charged to other industry players, being independent third parties, for same kinds of network operation assets. The aggregate amount of leasing fees received by the Company from CMCC under the Network Assets Leasing Agreement was below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Hong Kong Listing Rules.

The transactions referred to in paragraph (1) above were entered into pursuant to the 2014–2016 property leasing and management services agreement dated 15 August 2013 between the Company and CMCC (the "2014–2016 Property Leasing Agreement"). The Company announced the entering into and the terms of the 2014–2016 Property Leasing Agreement on 15 August 2013. The 2014–2016 Property Leasing Agreement has a term of three years commencing on 1 January 2014 and will expire on 31 December 2016.

The transactions referred to in paragraph (2) above were entered into pursuant to the 2014–2016 telecommunications services agreement dated 15 August 2013 between the Company and CMCC (the "2014–2016 Telecommunications Services Agreement"). The Company announced the entering into and the terms of the 2014–2016 Telecommunications Services Agreement on 15 August 2013. The 2014–2016 Telecommunications Services Agreement has a term of three years commencing on 1 January 2014 and will expire on 31 December 2016.

The transactions referred to in paragraph (3) above were entered into pursuant to the tripartite agreement among the Company, CMCC and TieTong dated 13 November 2008 (the "Tripartite Agreement"). The entering into of the Tripartite Agreement was announced by the Company on 13 November 2008. The Tripartite Agreement has been renewed and announced by the Company (i) on 6 November 2009 for a period of one year from 1 January 2010; (ii) on 21 December 2010 for a period of one year from 1 January 2011; (iii) on 6 December 2011 for a period of one year from 1 January 2012; (iv) on 12 December 2012 for a period of one year from 1 January 2013; (v) on 15 August 2013 for a period of one year from 1 January 2014; and (vi) on 14 August 2014 for a period of one year from 1 January 2015.

The transactions referred to in paragraph (4) above were entered into pursuant to the network capacity leasing agreement between the Company and CMCC dated 29 December 2008 (the "Network Capacity Leasing Agreement"). The entering into of the Network Capacity Leasing Agreement was announced by the Company on 29 December 2008. The Network Capacity Leasing Agreement has been renewed and announced by the Company (i) on 6 November 2009 for a period of one year from 1 January 2010; (ii) on 21 December 2010 for a period of one year from 1 January 2011; (iii) on 6 December 2011 for a period of one year from 1 January 2012; (iv) on 12 December 2012 for a period of one year from 1 January 2013; (v) on 15 August 2013 for a period of one year from 1 January 2014; and (vi) on 14 August 2014 for a period of one year from 1 January 2015.

The transactions referred to in paragraph (5) above were entered into pursuant to the telecommunications services cooperation agreement between the Company and CMCC dated 6 November 2009 (the "Telecommunications Services Cooperation Agreement"). The entering into of the Telecommunications Services Cooperation Agreement was announced by the Company on 6 November 2009. The Telecommunications Services Cooperation Agreement has been renewed and announced by the Company (i) on 21 December 2010 for a period of one year from 1 January 2011; (ii) on 6 December 2011 for a period of one year from 1 January 2012; (iii) on 12 December 2012 for a period of one year from 1 January 2013; (iv) on 15 August 2013 for a period of one year from 1 January 2014; and (v) on 14 August 2014 for a period of one year from 1 January 2015.

The transactions referred to in paragraph (6) above were entered into pursuant to the telecommunications network operation assets leasing agreement between the Company and CMCC dated 18 August 2011 (the "Network Assets Leasing Agreement"). The entering into of the Network Assets Leasing Agreement was announced by the Company on 18 August 2011. The Network Assets Leasing Agreement has been renewed and announced by the Company (i) on 6 December 2011 for a period of one year from 1 January 2012; (ii) on 12 December 2012 for a period of one year from 1 January 2013; (iii) on 15 August 2013 for a period of one year from 1 January 2014; and (iv) on 14 August 2014 for a period of one year from 1 January 2015.

CMCC is the ultimate controlling shareholder of the Company and therefore, a connected person of the Company. TieTong is a wholly-owned subsidiary of CMCC and therefore, a connected person of the Company. Accordingly, all the transactions referred to in paragraphs (1) to (6) above constitute connected transactions for the Company under the Hong Kong Listing Rules.

In the opinion of the independent non-executive directors, the Continuing Connected Transactions were entered into by the Group:

(i) in the ordinary and usual course of its business;

(ii) on normal commercial terms or better; and

(iii) according to the agreements governing such transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The auditors of the Company were engaged to report on the Group's Continuing Connected Transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The auditors have issued their unqualified letter containing their findings and conclusions in respect of the Continuing Connected Transactions in accordance with Rule 14A.56 of the Hong Kong Listing Rules. The auditors' letter has confirmed that nothing has come to their attention that cause them to believe that the Continuing Connected Transactions:

(A) have not been approved by the Board;

(B) were not, in all materal respects, in accordance with the pricing policies of the Group as stated in this annual report;

(C) were not entered into, in all material respects, in accordance with the relevant agreements governing the Continuing Connected Transactions; and

(D) have exceeded their respective annual caps for the financial year ended 31 December 2014 set out in the previous announcements of the Company.

A copy of the auditors' letter in relation to the Continuing Connected Transactions has been provided by the Company to the Stock Exchange.

In respect of the Continuing Connected Transactions, the Company has complied with the disclosure requirements under the Hong Kong Listing Rules in force from time to time, and has followed the policies and guidelines as laid down in the guidance letter HKEx-GL73-14 issued by the Stock Exchange when determining the price and terms of the transactions conducted during the year ended 31 December 2014.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year ended 31 December 2014.

BANK AND OTHER LOANS

Particulars of bank and other loans of the Group as at 31 December 2014 are set out in note 33 to the consolidated financial statements.

FINANCIAL SUMMARY

A summary of the audited results and of the audited statements of the assets and liabilities of the Group for the last five financial years is set out on pages 130 to 131 of this annual report.

EMOLUMENT POLICY

In order to continue to maintain the sustainable development of the Group's competitiveness, the Group has always emphasized the importance of recruiting, incentivizing, developing and retaining its employees, paid close attention to the external competitiveness, internal fairness of its remuneration structure and the cost-effectiveness of remuneration and emphasized the importance of the correlation between remuneration management and performance management. Employees' remuneration comprises a basic salary, a performance-based bonus and a long-term incentive scheme in the form of share option schemes for eligible employees, details of which are set out under the paragraph headed "Share option schemes" above.

EMPLOYEE RETIREMENT BENEFITS

Particulars of the employee retirement benefits of the Group are set out in note 2 to the consolidated financial statements.

PUBLIC FLOAT

As at the date of this annual report and based on the information that is publicly available to the Company and to the knowledge of the directors of the Company, the Company has maintained the public float prescribed under the Hong Kong Listing Rules and agreed with the Stock Exchange.

AUDITORS

A resolution will be proposed at the forthcoming annual general meeting for the re-appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively.

By order of the Board

Xi Guohua
Chairman

Hong Kong, 19 March 2015

NOTICE OF THE ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of China Mobile Limited (the "**Company**") will be held on Thursday, 28 May 2015 at 10:00 a.m. in the Conference Room, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong for the following purposes:

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors of the Company and its subsidiaries for the year ended 31 December 2014.

2. To declare a final dividend for the year ended 31 December 2014.

3. To re-elect executive Director.

4. To re-elect independent non-executive Directors.

5. To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the Directors to fix their remuneration.

And to consider and, if thought fit, to pass the following as ordinary resolutions:

Ordinary Resolutions

6. "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase shares in the capital of the Company including any form of depositary receipt representing the right to receive such shares ("**Shares**") be and is hereby generally and unconditionally approved;

   (b) the aggregate number of Shares which may be purchased on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") or any other stock exchange on which securities of the Company may be listed and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10 per cent. of the number of issued shares of the Company at the date of passing this resolution, and the said approval shall be limited accordingly;

   (c) for the purpose of this resolution "**Relevant Period**" means the period from the passing of this resolution until whichever is the earlier of:

      (1) the conclusion of the next annual general meeting of the Company; or

      (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

      (3) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting."

7. "**THAT** a general mandate be and is hereby unconditionally given to the directors of the Company to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the articles of association of the Company, the aggregate number of the shares allotted shall not exceed the aggregate of:

   (a) 20 per cent. of the number of issued shares of the Company at the date of passing this resolution, plus

   (b) (if the directors of the Company are so authorized by a separate ordinary resolution of the shareholders of the Company) the number of Shares repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the number of issued shares of the Company at the date of passing this resolution).

   Such mandate shall expire at the earlier of:

   (1) the conclusion of the next annual general meeting of the Company; or

   (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

   (3) the date of any revocation or variation of the mandate given under this resolution by ordinary resolution of the shareholders of the Company at a general meeting."

8. "**THAT** the directors of the Company be and are hereby authorized to exercise the powers of the Company referred to in the resolution set out in item 7 in the notice of the annual general meeting in respect of the shares of the Company referred to in paragraph (b) of such resolution."

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

8 April 2015

Notes:

1. *Any member entitled to attend and vote at the annual general meeting is entitled to appoint one or, if he is the holder of two or more shares, more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.*

2. *In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 60/F, The Center, 99 Queen's Road Central, Hong Kong at least 24 hours before the time for holding the annual general meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.*

3. *The Board of Directors has recommended a final dividend of HK$1.380 per share for the year ended 31 December 2014 and, if such dividend is declared by the members passing resolution number 2, it is expected to be paid on or about 30 June 2015 to those shareholders whose names appear on the Company's register of members on 10 June 2015. Shareholders should read the announcement issued by the Company on 19 March 2015 regarding the closure of register of members and the withholding and payment of enterprise income tax for non-resident enterprises in respect of the proposed 2014 final dividend.*

4. *To ascertain shareholders' eligibility to attend and vote at the annual general meeting, the register of members of the Company will be closed from 22 May 2015 to 28 May 2015 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to be entitled to attend and vote at the annual general meeting, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 21 May 2015.*

   To ascertain shareholders' entitlement to the proposed final dividend upon passing resolution number 2, the register of members of the Company will be closed from 8 June 2015 to 10 June 2015 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 5 June 2015.

5. *Concerning resolution number 6 above, the directors of the Company wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on the Stock Exchange will be set out in a separate circular from the Company to be enclosed with the 2014 Annual Report.*

INDEPENDENT AUDITOR'S REPORT



羅兵咸永道

Independent Auditor's Report
To the shareholders of China Mobile Limited
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of China Mobile Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 70 to 129, which comprise the consolidated and company balance sheets as at 31 December 2014, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flow for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants, and the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 80 of Schedule 11 to the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2014, and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 19 March 2015

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2014
(Expressed in Renminbi ("RMB"))

	Note	2014 Million	2013 Million
Operating revenue (Turnover)	4		
Revenue from telecommunications services		**581,817**	590,811
Revenue from sales of products and others		**59,631**	39,366
		641,448	630,177
Operating expenses			
Leased lines		**21,083**	18,727
Interconnection		**23,389**	25,998
Depreciation		**116,225**	104,699
Personnel	5	**36,830**	34,376
Selling expenses		**75,781**	91,834
Cost of products sold		**74,464**	61,363
Other operating expenses	6	**176,342**	157,531
		524,114	494,528
Profit from operations		**117,334**	135,649
Non-operating income, net	7	**1,089**	910
Interest income		**16,149**	15,289
Finance costs	8	**(228)**	(331)
Share of profit of associates	19	**8,248**	7,062
Profit before taxation		**142,592**	158,579
Taxation	11(a)	**(33,187)**	(36,776)
PROFIT FOR THE YEAR		**109,405**	121,803
Other comprehensive income/(loss) for the year that may be subsequently reclassified to profit or loss:			
Exchange differences on translation of financial statements of overseas entities		**(169)**	(172)
Share of other comprehensive income/(loss) of associates		**1,224**	(767)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		**110,460**	120,864

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

for the year ended 31 December 2014
(Expressed in RMB)

	Note	2014 Million	2013 Million
Profit attributable to:			
Equity shareholders of the Company		**109,279**	121,692
Non-controlling interests		**126**	111
PROFIT FOR THE YEAR		**109,405**	121,803
Total comprehensive income attributable to:			
Equity shareholders of the Company		**110,334**	120,754
Non-controlling interests		**126**	110
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		**110,460**	120,864
Earnings per share – Basic	13(a)	**RMB5.38**	RMB6.05
Earnings per share – Diluted	13(b)	**RMB5.35**	RMB5.98

The notes on pages 78 to 129 are an integral part of these consolidated financial statements. Details of dividends to equity shareholders of the Company are set out in note 35(b).

CONSOLIDATED BALANCE SHEET

as at 31 December 2014
(Expressed in RMB)

	Note	As at 31 December 2014 Million	As at 31 December 2013 Million
Non-current assets			
Property, plant and equipment	14(a)	**564,795**	479,227
Construction in progress	15	**93,341**	85,000
Land lease prepayments and other prepayments	16	**24,855**	19,735
Goodwill	17	**35,300**	36,894
Other intangible assets		**766**	1,063
Interest in associates	19	**70,444**	53,940
Deferred tax assets	20	**20,507**	17,401
Restricted bank deposits	21	**8,731**	6,816
Other financial assets	22	**127**	127
		818,866	700,203
Current assets			
Inventories	23	**9,130**	9,152
Accounts receivable	24	**16,340**	13,907
Other receivables	25	**14,398**	11,649
Prepayments and other current assets	25	**15,344**	11,832
Amount due from ultimate holding company	26	**112**	94
Tax recoverable		**702**	647
Available-for-sale financial assets	27	**2,000**	–
Restricted bank deposits	21	**695**	–
Bank deposits	28	**352,118**	374,977
Cash and cash equivalents	29	**66,744**	44,931
		477,583	467,189
Current liabilities			
Accounts payable	30	**223,503**	173,157
Bills payable		**674**	1,360
Deferred revenue	31	**62,615**	61,789
Accrued expenses and other payables	32	**134,725**	125,811
Amount due to ultimate holding company	26	**4,271**	22
Obligations under finance leases		**68**	68
Current taxation		**6,020**	8,706
		431,876	370,913
Net current assets		**45,707**	96,276
Total assets less current liabilities carried forward		**864,573**	796,479

CONSOLIDATED BALANCE SHEET (CONTINUED)

as at 31 December 2014
(Expressed in RMB)

	Note	As at 31 December 2014 Million	As at 31 December 2013 Million
Total assets less current liabilities brought forward		**864,573**	796,479
Non-current liabilities			
Interest-bearing borrowings	33	**(4,992)**	(4,989)
Deferred revenue, excluding current portion	31	**(840)**	(662)
Deferred tax liabilities	20	**(98)**	(104)
		(5,930)	(5,755)
NET ASSETS		**858,643**	790,724
CAPITAL AND RESERVES			
Share capital	35(c)	**400,737**	2,142
Reserves		**455,839**	786,631
Total equity attributable to equity shareholders of the Company		**856,576**	788,773
Non-controlling interests		**2,067**	1,951
TOTAL EQUITY		**858,643**	790,724

Approved and authorized for issue by the Board of Directors on 19 March 2015.

Li Yue
Director

Xue Taohai
Director

The notes on pages 78 to 129 are an integral part of these consolidated financial statements.

BALANCE SHEET

as at 31 December 2014
(Expressed in RMB)

	Note	As at 31 December 2014 Million	As at 31 December 2013 Million
Non-current assets			
Property, plant and equipment	14(b)	**1**	1
Investments in subsidiaries	18	**485,109**	479,148
		485,110	479,149
Current assets			
Amounts due from subsidiaries	18	**1,743**	1,912
Other receivables		**91**	5
Cash and cash equivalents	29	**3,030**	1,295
		4,864	3,212
Current liabilities			
Accrued expenses and other payables		**12**	21
		12	21
Net current assets		**4,852**	3,191
Total assets less current liabilities		**489,962**	482,340
Non-current liabilities			
Amount due to a subsidiary	18	**(4,992)**	(4,989)
		(4,992)	(4,989)
NET ASSETS		**484,970**	477,351
CAPITAL AND RESERVES			
Share capital	35(c)	**400,737**	2,142
Reserves	35(a)	**84,233**	475,209
TOTAL EQUITY		**484,970**	477,351

Approved and authorized for issue by the Board of Directors on 19 March 2015.

Li Yue
Director

Xue Taohai
Director

The notes on pages 78 to 129 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2014
(Expressed in RMB)

	Attributable to equity shareholders of the Company									
	Share capital Million	Share premium Million	Capital reserve Million	General reserve Million	Exchange reserve Million	PRC statutory reserves Million	Retained profits Million	Total Million	Non-controlling interests Million	Total equity Million
As at 1 January 2013	2,142	387,183	(292,268)	72	(1,489)	211,610	416,197	723,447	1,862	725,309
Changes in equity for 2013:										
Profit for the year	-	-	-	-	-	-	121,692	121,692	111	121,803
Other comprehensive loss	-	-	(767)	-	(171)	-	-	(938)	(1)	(939)
Total comprehensive (loss)/income for the year	-	-	(767)	-	(171)	-	121,692	120,754	110	120,864
Dividends approved in respect of previous year (note 35(b)(ii))	-	-	-	-	-	-	(28,460)	(28,460)	(21)	(28,481)
Dividends declared in respect of current year (note 35(b)(i))	-	-	-	-	-	-	(27,031)	(27,031)	-	(27,031)
Shares issued under share option scheme	-	60	(17)	-	-	-	-	43	-	43
Transfer to PRC statutory reserves (note 35(d)(iii))	-	-	-	-	-	24,139	(24,119)	20	-	20
Others	-	-	-	-	1,060	-	(1,060)	-	-	-
As at 31 December 2013	2,142	387,243	(293,052)	72	(600)	235,749	457,219	788,773	1,951	790,724
As at 1 January 2014	**2,142**	**387,243**	**(293,052)**	**72**	**(600)**	**235,749**	**457,219**	**788,773**	**1,951**	**790,724**
Changes in equity for 2014:										
Profit for the year	-	-	-	-	-	-	**109,279**	**109,279**	**126**	**109,405**
Other comprehensive income/(loss)	-	-	**1,224**	-	**(169)**	-	-	**1,055**	-	**1,055**
Total comprehensive income/(loss) for the year	-	-	**1,224**	-	**(169)**	-	**109,279**	**110,334**	**126**	**110,460**
Dividends approved in respect of previous year (note 35(b)(ii))	-	-	-	-	-	-	**(26,044)**	**(26,044)**	**(10)**	**(26,054)**
Dividends declared in respect of current year (note 35(b)(i))	-	-	-	-	-	-	**(24,880)**	**(24,880)**	-	**(24,880)**
Shares issued under share option scheme (note 35(c)(iii))	**9,279**	**2,073**	**(3,137)**	-	-	-	-	**8,215**	-	**8,215**
Transfer to PRC statutory reserves (note 35(d)(iii))	-	-	-	-	-	**23,169**	**(22,991)**	**178**	-	**178**
Transfer between reserves upon expiry of options (note 34(b))	-	-	**(27)**	-	-	-	**27**	-	-	-
Transition to no-par value regime (note 35(c)(ii))	**389,316**	**(389,316)**	-	-	-	-	-	-	-	-
Others	-	-	-	-	**8**	-	**(8)**	-	-	-
As at 31 December 2014	**400,737**	-	**(294,992)**	**72**	**(761)**	**258,918**	**492,602**	**856,576**	**2,067**	**858,643**

The notes on pages 78 to 129 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOW

for the year ended 31 December 2014
(Expressed in RMB)

	Note	**2014 Million**	2013 Million
Operating activities			
Profit before taxation		**142,592**	158,579
Adjustments for:			
– Depreciation of property, plant and equipment		**116,225**	104,699
– Amortization of other intangible assets	6	**106**	78
– Amortization of land lease prepayments	16	**406**	385
– Gain on disposal of property, plant and equipment	6	**–**	(3)
– Write-off of property, plant and equipment	6	**2,093**	2,074
– Impairment loss of doubtful accounts	6	**5,494**	5,084
– Write-down of inventories	6	**293**	202
– Interest income		**(16,149)**	(15,289)
– Finance costs	8	**228**	331
– Dividend income from unlisted securities	7	**–**	(34)
– Share of profit of associates		**(8,248)**	(7,062)
– Unrealized exchange loss/(gain), net		**81**	(59)
– Loss on disposal of a subsidiary		**–**	18
– Impairment loss of goodwill	6	**1,594**	–
Operating cashflow before changes in working capital		**244,715**	249,003
Increase in inventories		**(271)**	(2,156)
Increase in accounts receivable		**(7,927)**	(7,273)
Increase in other receivables		**(992)**	(148)
Increase in prepayments and other current assets		**(8,008)**	(2,189)
(Increase)/decrease in amount due from ultimate holding company		**(18)**	8
Increase in accounts payable		**8,384**	5,372
Decrease in bills payable		**(144)**	(563)
Increase in deferred revenue		**1,160**	4,129
Increase in accrued expenses and other payables		**8,914**	22,041
Increase/(decrease) in amount due to ultimate holding company		**4,249**	(17)
Cash generated from operations		**250,062**	268,207
Tax paid			
– Hong Kong profits tax paid		**(269)**	(26)
– PRC enterprise income tax paid		**(38,771)**	(43,196)
Net cash generated from operating activities carried forward		**211,022**	224,985

CONSOLIDATED STATEMENT OF CASH FLOW (CONTINUED)

for the year ended 31 December 2014
(Expressed in RMB)

	Note	2014 Million	2013 Million
Net cash generated from operating activities brought forward		**211,022**	224,985
Investing activities			
Capital expenditure		**(170,776)**	(138,997)
Land lease prepayments		**(1,030)**	(1,044)
Acquisition of other intangible assets		**(23)**	(355)
Proceeds from disposal of property, plant and equipment		**1**	44
Decrease/(increase) in bank deposits		**22,859**	(42,980)
Increase in restricted bank deposits		**(2,610)**	(1,398)
Interest received		**14,392**	12,392
Proceeds from disposal of a joint venture		**–**	6
Proceeds from disposal of a subsidiary		**–**	124
Acquisition of interest in associates	19	**(9,508)**	(1,363)
Dividends received from associates	19	**2,476**	2,062
Dividends received from unlisted securities		**–**	34
Purchase of available-for-sale financial assets		**(2,000)**	–
Net cash used in investing activities		**(146,219)**	(171,475)
Financing activities			
Proceeds from issuance of shares under share option scheme	35(c)(iii)	**8,215**	43
Interest paid		**(225)**	(329)
Dividends paid to the Company's equity shareholders	35(b)	**(50,924)**	(55,491)
Dividend paid to non-controlling shareholders of a subsidiary		**(10)**	(21)
Repayment of deferred considerations		**–**	(23,633)
Net cash used in financing activities		**(42,944)**	(79,431)
Net increase/(decrease) in cash and cash equivalents		**21,859**	(25,921)
Cash and cash equivalents at beginning of year		**44,931**	70,906
Effect of changes in foreign exchange rate		**(46)**	(54)
Cash and cash equivalents at end of year	29	**66,744**	44,931

Significant non-cash transactions

The Group recorded payables of RMB119,172,000,000 (2013: RMB98,992,000,000) to equipment suppliers as at 31 December 2014 for additions of construction in progress during the year then ended.

The notes on pages 78 to 129 are an integral part of these consolidated financial statements.

(Expressed in RMB unless otherwise indicated)

1 GENERAL INFORMATION

China Mobile Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China (the "PRC") on 3 September 1997. The principal activities of the Company and its subsidiaries (together referred to as the "Group") are the provision of mobile telecommunications and related services in Mainland China and in Hong Kong (For the purpose of preparing these consolidated financial statements, Mainland China refers to the PRC excluding Hong Kong, Macau Special Administrative Region of the PRC and Taiwan). The Company's ultimate holding company is China Mobile Communications Corporation ("CMCC"). The address of the Company's registered office is 60th Floor, The Center, 99 Queen's Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the "HKEx") on 23 October 1997 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 22 October 1997.

2 SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB"), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), are consistent with IFRSs as it relates to the Group's financial statements. These financial statements also comply with HKFRSs and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). In accordance with the transitional and saving arrangements for Part 9 of the new Hong Kong Companies Ordinance (Cap. 622), "Accounts and Audit" as set out in sections 76 to 87 of Schedule 11 to the new Hong Kong Companies Ordinance (Cap. 622), these financial statements are prepared in accordance with the applicable requirements of the predecessor Hong Kong Companies Ordinance (Cap. 32) for this financial year and the comparative period. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation

The consolidated financial statements for the year ended 31 December 2014 comprise the Group and the Group's interest in associates.

The measurement basis used in the preparation of the financial statements is the historical cost basis, as modified by the revaluation of available-for-sale financial assets which are carried at fair value.

The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs and HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 40.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Subsidiaries and non-controlling interests

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealized gains arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment. Accounting policies of subsidiaries would be changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Company.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at their proportionate share of the subsidiary's net identifiable assets.

Non-controlling interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

Changes in the Group's interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or a joint venture.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(j)). The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Associates

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for using the equity method.

Under the equity method, the investment is initially recorded at cost. Thereafter, the investment is adjusted for the post-acquisition change in the Group's share of the investee's net assets and any impairment loss relating to the investment (see note 2(j)). The Group's share of the post-acquisition post-tax results of the investee for the year is recognized as share of profit or loss of associates in the consolidated statement of comprehensive income, whereas the Group's share of the post-acquisition post-tax items of the investee's other comprehensive income is recognized as other comprehensive income in the consolidated statement of comprehensive income.

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group's interest in the investee is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the investee, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss. Accounting policies of associates would be changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

(e) Goodwill

Goodwill represents the excess of

(i) the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group's previously held equity interest in the acquiree; over

(ii) the net fair value of the acquiree's identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognized immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 2(j)). Each unit or groups of units to which the goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purpose. Goodwill is monitored at the operating segment level.

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the gain or loss on disposal.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Other intangible assets

Other intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see note 2(j)). Amortization of intangible assets with finite useful lives is recorded in other operating expenses on a straight-line basis over the assets' estimated useful lives, from the date they are available for use. Both the period and method of amortization are reviewed annually.

Intangible assets are not amortized where their useful lives are assessed to be indefinite. The useful life of an intangible asset that is not being amortized is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. Otherwise, the change in useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out above.

(g) Other financial assets

Other financial assets represent investments in unquoted equity securities (other than investments in subsidiaries and interest in associates), which are recognized in the balance sheet at cost less impairment losses (see note 2(j)) when those investments in equity securities do not have a quoted market price in an active market and their fair value cannot be reliably measured.

(h) Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(j)).

The cost of property, plant and equipment comprises the purchase price and any directly attributable costs of bringing the asset to its working location and condition for its intended use. Subsequent expenditure relating to an item of property, plant and equipment that has already been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the entity. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings	8–30 years
Telecommunications transceivers, switching centers, transmission and other network equipment	5–10 years
Office equipment, furniture, fixtures and others	3–10 years

Both the assets' useful lives and residual values, if any, are reviewed annually.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments of such assets is included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided for at rates, which write off the cost of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the useful life of the asset as set out in note 2(h). Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(j). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. There were no contingent rentals recognized by the Group during the years presented.

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. There were no contingent rentals recognized by the Group during the years presented.

The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.

(j) Impairment of assets

(i) Impairment of investments in equity securities, available-for-sale financial assets and receivables

Investments in equity securities (other than investments in subsidiaries), available-for-sale financial assets and receivables are reviewed at the end of each reporting date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

- significant financial difficulty of the entity;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- it becoming probable that the entity will enter bankruptcy or other financial reorganization;
- significant changes in the technological, market, economic or legal environment that have an adverse effect on the entity; and
- a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Impairment of assets (Continued)

(i) Impairment of investments in equity securities, available-for-sale financial assets and receivables (Continued)

If any such evidence exists, any impairment loss is determined and recognized as follows:

- For interest in associates recognized using the equity method (see note 2(d)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with note 2(j)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note 2(j)(ii).

- For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for such equity securities are not reversed.

- For debt instruments classified as available-for-sale financial assets, if any impairment evidence exists, the cumulative loss (measured as the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) is removed from equity and recognized in profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through profit or loss. For equity instruments classified as available-for-sale financial assets, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any impairment evidence exists, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) is removed from equity and recognized in profit or loss. Impairment losses recognized in profit or loss on equity instruments are not reversed through profit or loss.

- For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group. If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of debtors included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Impairment of assets (Continued)

(ii) Impairment of other assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill and intangible assets with indefinite useful lives, an impairment loss previously recognized no longer exists or may have decreased:

- property, plant and equipment;
- construction in progress;
- prepaid interests in leasehold land classified as being held under an operating lease;
- investments in subsidiaries;
- goodwill; and
- other intangible assets.

If any such indication exists, the asset's recoverable amount is estimated. For goodwill and other intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

- Calculation of recoverable amount

  The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

- Recognition of impairment losses

  An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal, or value in use, if determinable.

- Reversals of impairment losses

  In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

  A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Construction in progress

Construction in progress is stated at cost less impairment losses (see note 2(j)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for in respect of construction in progress until it is completed and ready for its intended use.

(l) Inventories

Inventories are carried at the lower of cost and net realizable value. Cost represents purchase cost of goods calculated using the weighted average cost method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to management's estimates based on prevailing market conditions.

When inventories are sold, the carrying amount of those inventories is recognized as cost of products sold. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs. No reversal of any write-down of inventories occurred during the years presented.

(m) Accounts receivable and other receivables

Accounts receivable and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method less allowance for impairment loss (see note 2(j)), except where the effect of discounting would be immaterial.

(n) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

Regular way purchases and sales of available-for-sale financial assets are recognized on the trade-date (the date on which the Group commits to purchase or sell the asset). The investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value. Changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income.

Available-for-sale financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

When available-for-sale financial assets are sold, the accumulated fair value adjustments recognized in equity is removed and recognized in profit or loss.

Interest on available-for-sale debt instruments calculated using the effective interest method is recognized in profit or loss. Dividends on available-for-sale equity instruments are recognized in profit or loss when the Group's right to receive payments is established.

(o) Deferred revenue

Deferred revenue consists primarily of prepaid service fees received from customers which are generally not refundable and revenue deferred for unredeemed point rewards under Customer Point Reward Program ("Reward Program", see note 2(s)(iv)).

The prepaid service fees are stated at the amount of proceeds received less the amount already recognized as revenue.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(q) Accounts payable and other payables

Accounts payable and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial.

(r) Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and in hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(s) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

(i) revenue derived from voice and data services are recognized when the service is rendered;

(ii) sales of products are recognized when the title is passed to the buyer;

(iii) for offerings which include the provision of services and discounted sale of mobile handset, the Group determines the revenue from the sale of the mobile handset by deducting the fair value of the service element from the total contract consideration; and

(iv) for transactions which offer customer points reward when services are provided, the consideration allocated to the customer points reward is based on its fair value which is recorded as deferred revenue when the rewards are granted and recognized as revenue when the points are redeemed or expired.

(t) Interest income

Interest income is recognized as it accrues using the effective interest method.

(u) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u) Income tax (Continued)

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries and associates to the extent that, in the case of taxable temporary differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  - the same taxable entity; or

  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v) Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(w) Employee benefits

(i) Short-term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, leave passage, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

The Company and subsidiaries incorporated in Hong Kong are required to make contributions to Mandatory Provident Funds under the Hong Kong Mandatory Provident Fund ("MPF") Schemes Ordinance. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$30,000 (HK$25,000 prior to June 2014). Such contributions are recognized as an expense in profit or loss as incurred.

The employees of the subsidiaries in Mainland China participate in the defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees' salary costs. In addition to the local governmental defined contribution retirement plans, the subsidiaries also participate in a pension scheme launched by the Group managed by an independent insurance company whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees' salary costs or in accordance with the terms of the plans. The Group's contributions to these plans are charged to profit or loss when incurred.

The Company and subsidiaries have no obligations for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w) Employee benefits (Continued)

(ii) Share-based payments

The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed at each balance sheet date. Any resulting adjustment to the cumulative fair value recognized in prior years is credited/charged to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve). The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share capital account (share premium account before 3 March 2014, see note 35(c)(ii))) or the option expires (when it is released directly to retained profits). In the Company's balance sheet, share-based payment transactions in which the Company grants share options to subsidiaries' employees are accounted for as an increase in value of investments in subsidiaries, which is eliminated on consolidation.

(iii) Termination benefits

Termination benefits are recognized when, and only when, the Group demonstrably commits itself to terminate employment which is without realistic possibility of withdrawal or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(x) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceased when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or completed.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y) Translation of foreign currencies

The functional currency of major entities within the Group is Renminbi ("RMB"). The Group adopted RMB as its presentation currency in the preparation of the financial statements, which is the currency of the primary economic environment in which most of the Group's entities operate.

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in currencies other than the functional currency are retranslated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognized in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of overseas entities are translated into RMB at the exchange rates approximating the foreign exchange rate ruling at the dates of transactions. Balance sheet items are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve. On disposal of an overseas entity, the cumulative amount of the exchange differences relating to that particular foreign operation is reclassified from equity to profit or loss.

For the purpose of the consolidated statement of cash flow, the cash flows of overseas entities within the Group are translated into RMB by using the exchange rates approximating the foreign exchange rate ruling at the dates of the cash flows.

(z) Related parties

(a) A person, or a close member of that person's family, is related to the Group if that person:

(i) has control or joint control of the Group;

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or the Group's parent.

(b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(iii) Both entities are joint ventures of the same third party;

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi) The entity is controlled or jointly controlled by a person identified in note 2(z)(a); or

(vii) A person identified in note 2(z)(a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(Expressed in RMB unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa) Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group's Chief Operating Decision Maker ("CODM") in order to allocate resources and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the years presented, the Group as a whole is an operating segment since the Group is only engaged in mobile telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group's operating activities are carried out in Mainland China. The Group's assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group's assets and operating revenue, respectively.

3 CHANGES IN ACCOUNTING POLICIES

The Group has adopted certain new and amended IFRS/HKFRS effective for accounting period beginning on 1 January 2014. Details of the adoption are as follows:

Amendment to IAS/HKAS 32, "Financial Instruments: Presentation"
IFRIC/HK(IFRIC) – Int 21, "Levies"

The adoption of the above new and amended standards did not have any material impact on the Group's financial statements. The Group did not apply any other amendments, new standards or interpretation that is not yet effective for the current accounting year (see note 41).

4 OPERATING REVENUE (TURNOVER)

	2014 Million	2013 Million
Revenue from telecommunications services		
Voice services	**308,959**	355,686
Data services	**253,088**	206,886
Others	**19,770**	28,239
	581,817	590,811
Revenue from sales of products and others	**59,631**	39,366
	641,448	630,177

On 29 April 2014, a notification (the "Cai Shui [2014] No. 43") was jointly issued by the Ministry of Finance and the State Administration of Taxation of the People's Republic of China ("SAT"), and as approved by the State Council of the People's Republic of China, the telecommunications industry would be included in the scope of the pilot program for the transformation from business tax to value-added tax (the "VAT Program") from 1 June 2014. According to the Cai Shui [2014] No. 43, the value-added tax rates for the provision of basic telecommunications services and value-added telecommunications services are 11% and 6%, respectively. With the implementation of the VAT Program from 1 June 2014, the Group is not required to pay the business tax of 3% on the telecommunications services.

5 PERSONNEL

	2014 Million	2013 Million
Salaries, wages and other benefits	**31,740**	30,066
Retirement costs: contributions to defined contribution retirement plans	**5,090**	4,310
	36,830	34,376

(Expressed in RMB unless otherwise indicated)

6 OTHER OPERATING EXPENSES

	Note	**2014 Million**	2013 Million
Maintenance		**52,450**	46,059
Impairment loss of doubtful accounts		**5,494**	5,084
Impairment loss of goodwill (note 17)		**1,594**	–
Write-down of inventories		**293**	202
Amortization of other intangible assets		**106**	78
Operating lease charges			
– land and buildings		**12,471**	10,784
– others	(i)	**4,755**	3,808
Gain on disposal of property, plant and equipment		**–**	(3)
Write-off of property, plant and equipment		**2,093**	2,074
Auditors' remuneration			
– audit services	(ii)	**91**	85
– tax services		**–**	1
– other services		**6**	6
Others	(iii)	**96,989**	89,353
		176,342	157,531

Note:

(i) Other operating lease charges represent the operating lease charges for motor vehicles, computer and other office equipment.

(ii) Audit services include reporting on the Group's internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America of RMB20,000,000 (2013: RMB18,000,000).

(iii) Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges, consultancy and professional fees, consumables and supplies, labour service expenses and other miscellaneous expenses.

7 NON-OPERATING INCOME, NET

	2014 Million	2013 Million
Penalty income	**507**	405
Dividend income from unlisted securities	**–**	34
Others	**582**	471
	1,089	910

8 FINANCE COSTS

	2014 Million	2013 Million
Interest on bank loans and other borrowings repayable within five years	**–**	104
Interest on bonds	**228**	227
	228	331

9 DIRECTORS' REMUNERATION

Directors' remuneration during the year is as follows:

(Expressed in Hong Kong dollar)	Directors' fees '000	Salaries, allowances and benefits in kind '000	Performance related bonuses '000	Retirement scheme contributions '000	2014 Total '000
Executive directors					
XI Guohua	**180**	**1,174**	**565**	**256**	**2,175**
LI Yue (Chief Executive Officer)	**180**	**1,067**	**513**	**234**	**1,994**
XUE Taohai	**180**	**960**	**462**	**210**	**1,812**
HUANG Wenlin*	**180**	**960**	**462**	**210**	**1,812**
SHA Yuejia	**180**	**960**	**462**	**210**	**1,812**
LIU Aili	**180**	**960**	**462**	**210**	**1,812**
Independent non-executive directors					
LO Ka Shui	**325**	**–**	**–**	**–**	**325**
WONG Kwong Shing, Frank	**470**	**–**	**–**	**–**	**470**
CHENG Mo Chi, Moses	**440**	**–**	**–**	**–**	**440**
CHOW Man Yiu, Paul	**330**	**–**	**–**	**–**	**330**
	2,645	**6,081**	**2,926**	**1,330**	**12,982**

(Expressed in Hong Kong dollar)	Directors' fees '000	Salaries, allowances and benefits in kind '000	Performance related bonuses '000	Retirement scheme contributions '000	2013 Total '000
Executive directors					
XI Guohua	180	1,174	634	287	2,275
LI Yue (Chief Executive Officer)	180	1,067	577	263	2,087
XUE Taohai	180	960	520	237	1,897
HUANG Wenlin	180	960	520	237	1,897
SHA Yuejia	180	960	520	236	1,896
LIU Aili	180	960	520	236	1,896
Independent non-executive directors					
LO Ka Shui	399	–	–	–	399
WONG Kwong Shing, Frank	458	–	–	–	458
CHENG Mo Chi, Moses	440	–	–	–	440
CHOW Man Yiu, Paul**	194	–	–	–	194
	2,571	6,081	3,291	1,496	13,439

* Madam HUANG Wenlin resigned from the position as executive director of the Company with effect from 19 March 2015.

** Mr. Paul CHOW Man Yiu has been appointed as an independent non-executive director of the Company with effect from 30 May 2013.

(Expressed in RMB unless otherwise indicated)

10 INDIVIDUALS WITH HIGHEST EMOLUMENTS

For the years ended 31 December 2014 and 2013, all of the five individuals with the highest emoluments are directors whose emoluments are disclosed in note 9.

11 TAXATION

(a) Taxation in the consolidated statement of comprehensive income represents:

	Note	**2014 Million**	2013 Million
Current tax			
Provision for Hong Kong profits tax on the estimated assessable profits for the year	(i)	**106**	167
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	(ii)	**36,193**	40,412
		36,299	40,579
Deferred tax			
Origination and reversal of temporary differences (note 20)	(iii)	**(3,112)**	(3,803)
		33,187	36,776

Note:

(i) The provision for Hong Kong profits tax is calculated at 16.5% (2013: 16.5%) of the estimated assessable profits for the year ended 31 December 2014.

(ii) The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% (2013: 25%) on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2014. Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (2013: 15%).

(iii) Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.

(iv) On 22 April 2009, SAT issued the "Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management" ("2009 Notice"). The Company is qualified as a PRC offshore-registered resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the PRC enterprise income tax law, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

(b) Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2014 Million	2013 Million
Profit before taxation	**142,592**	158,579
Notional tax on profit before tax, calculated at the PRC's statutory tax rate of 25% (Note)	**35,648**	39,645
Tax effect of non-taxable items		
– Share of profit of associates	**(2,062)**	(1,766)
– Interest income	**(26)**	(31)
Tax effect of non-deductible expenses on the PRC operations	**693**	548
Tax effect of non-deductible expenses on Hong Kong operations	**46**	54
Rate differential of certain PRC operations (note 11(a)(ii))	**(1,329)**	(1,243)
Rate differential on Hong Kong operations	**(107)**	(95)
Tax credit on purchase of domestic telecommunications equipment	**–**	(9)
Tax effect of goodwill impairment loss	**398**	–
Others	**(74)**	(327)
Taxation	**33,187**	36,776

Note: The PRC's statutory tax rate is adopted as the majority of the Group's operations are subject to this rate.

(Expressed in RMB unless otherwise indicated)

12 PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

For the year ended 31 December 2014, profit attributable to equity shareholders of the Company included a profit of RMB50,328,000,000 (2013: RMB67,682,000,000), which has been dealt with in the financial statements of the Company. As at 31 December 2014 and 2013, the amounts of distributable reserves of the Company are set out in note 35(a).

13 EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB109,279,000,000 (2013: RMB121,692,000,000) and the weighted average number of 20,293,253,516 shares (2013: 20,101,232,387 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2014 Number of shares	2013 Number of shares
Issued shares as at 1 January	**20,102,539,665**	20,100,340,600
Effect of share options exercised	**190,713,851**	891,787
Weighted average number of shares in issue during the year	**20,293,253,516**	20,101,232,387

(b) Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB109,279,000,000 (2013: RMB121,692,000,000) and the weighted average number of 20,408,441,343 shares (2013: 20,343,120,320 shares), calculated as follows:

Weighted average number of shares (diluted)

	2014 Number of shares	2013 Number of shares
Weighted average number of shares in issue during the year	**20,293,253,516**	20,101,232,387
Dilutive equivalent shares arising from share options	**115,187,827**	241,887,933
Weighted average number of shares (diluted) during the year	**20,408,441,343**	20,343,120,320

(Expressed in RMB unless otherwise indicated)

14 PROPERTY, PLANT AND EQUIPMENT

(a) The Group

	Buildings Million	Telecommunications transceivers, switching centers, transmission and other network equipment Million	Office equipment, furniture, fixtures and others Million	Total Million
Cost:				
As at 1 January 2013	109,208	831,329	18,683	959,220
Additions	1,371	1,300	805	3,476
Transferred from construction in progress	15,977	133,168	2,976	152,121
Disposals	–	(125)	(80)	(205)
Assets written-off	(344)	(37,962)	(3,033)	(41,339)
Exchange differences	(7)	(76)	(17)	(100)
As at 31 December 2013	126,205	927,634	19,334	1,073,173
As at 1 January 2014	**126,205**	**927,634**	**19,334**	**1,073,173**
Additions	**176**	**792**	**822**	**1,790**
Transferred from construction in progress	**13,881**	**186,401**	**1,841**	**202,123**
Disposals	**–**	**(7)**	**(10)**	**(17)**
Assets written-off	**(417)**	**(40,237)**	**(1,376)**	**(42,030)**
Exchange differences	**6**	**10**	**–**	**16**
As at 31 December 2014	**139,851**	**1,074,593**	**20,611**	**1,235,055**
Accumulated depreciation:				
As at 1 January 2013	27,456	489,574	11,681	528,711
Charge for the year	6,166	95,567	3,003	104,736
Written back on disposals	–	(120)	(44)	(164)
Assets written-off	(291)	(36,272)	(2,702)	(39,265)
Exchange differences	(6)	(59)	(7)	(72)
As at 31 December 2013	33,325	548,690	11,931	593,946
As at 1 January 2014	**33,325**	**548,690**	**11,931**	**593,946**
Charge for the year	**5,849**	**107,878**	**2,532**	**116,259**
Written back on disposals	**–**	**(7)**	**(9)**	**(16)**
Assets written-off	**(381)**	**(38,291)**	**(1,265)**	**(39,937)**
Exchange differences	**3**	**5**	**–**	**8**
As at 31 December 2014	**38,796**	**618,275**	**13,189**	**670,260**
Net book value:				
As at 31 December 2014	**101,055**	**456,318**	**7,422**	**564,795**
As at 31 December 2013	92,880	378,944	7,403	479,227

Write-off of property, plant and equipment mainly represents the retirement of individual network asset due to obsolescence or damages. Such assets have been disconnected from existing network, abandoned or demolished. Total net book value of such assets written off was RMB2,093,000,000 in 2014 (2013: RMB2,074,000,000). These assets were disposed at scrap value.

(Expressed in RMB unless otherwise indicated)

14 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

(b) The Company

	Office equipment, furniture, fixtures and others Million
Cost:	
As at 1 January 2013 and 2014, 31 December 2013 and 2014	17
Accumulated depreciation:	
As at 1 January 2013	15
Charge for the year	1
As at 31 December 2013	16
As at 1 January 2014	**16**
Charge for the year	**-**
As at 31 December 2014	**16**
Net book value:	
As at 31 December 2013 and 2014	**1**

15 CONSTRUCTION IN PROGRESS

	The Group	
	2014 Million	2013 Million
As at 1 January	**85,000**	55,507
Additions	**210,464**	181,614
Transferred to property, plant and equipment	**(202,123)**	(152,121)
As at 31 December	**93,341**	85,000

Construction in progress primarily comprises expenditure incurred on the network expansion projects not yet completed as at 31 December 2014.

(Expressed in RMB unless otherwise indicated)

16 LAND LEASE PREPAYMENTS AND OTHER PREPAYMENTS

The Group's land lease prepayments represent prepaid operating lease payments for land use rights in Mainland China and majority of the land lease prepayments are medium-term lease with remaining lease term less than 50 years but not less than 10 years as at balance sheet dates.

For the year ended 31 December 2014, the land lease prepayments expensed in the profit or loss amounted to approximately RMB406,000,000 (2013: approximately RMB385,000,000).

17 GOODWILL

	The Group	
	2014	2013
	Million	Million
Cost and carrying amount:		
As at 1 January	**36,894**	36,894
Impairment	**(1,594)**	–
As at 31 December	**35,300**	36,894

Impairment tests for goodwill

As set out in IAS/HKAS 36 "Impairment of Assets", a cash-generating unit is the smallest identifiable group of assets that generate cash inflows from continuing use that are largely independent of the cash flows from other assets or groups of assets. For the purpose of impairment tests of goodwill, goodwill is allocated to groups of cash-generating units (being subsidiaries acquired in each acquisition). Such groups of cash-generating units represent the lowest level within the Group for which the goodwill is monitored for internal management purposes.

Among the goodwill as at 31 December 2014, RMB35,300,000,000 (2013: RMB35,300,000,000) and RMB nil (2013: RMB1,594,000,000) are attributable to the groups of cash-generating units in relation to the operations in Mainland China and Hong Kong respectively, which management currently monitors. The recoverable amounts of these groups of cash-generating units are determined based on the greater of its fair value less costs of disposal and value-in-use. Value-in-use is calculated by using the discounted cash flow method. This method considers the pre-tax cash flows of the subsidiaries (cash-generating units) for the five years ending 31 December 2019 with subsequent transition to perpetuity. For the five years ending 31 December 2019, the average growth rates are assumed 1.5% and 2.4% for the operations in Mainland China and Hong Kong, respectively. For the years beyond 31 December 2019, the assumed continual growth rates to perpetuity of 1% and 0.5% are used for the operations in Mainland China and Hong Kong, respectively. The present value of cash flows are calculated by discounting the cash flow using pre-tax interest rates of approximately 12% and 13% for the operations in Mainland China and Hong Kong, respectively. The management performed impairment test for the goodwill in relation to the operation in Mainland China and determined such goodwill was not impaired. Reasonably possible changes in key assumptions will not lead to the goodwill impairment loss. For the operations in Hong Kong, with the development of the 4th generation mobile communication technology ("4G") business in Hong Kong during the year ended 31 December 2014, the competition in Hong Kong telecommunication market has become increasingly fierce. The management anticipates more pressure on the operating performance in future considering the necessity of investment in capital expenditure and increased marketing expenses to sustain the development of business. Based on the impairment test result, the management has made a provision for impairment loss of goodwill amounting to RMB1,594,000,000 in relation to the operation in Hong Kong as at 31 December 2014.

(Expressed in RMB unless otherwise indicated)

18 INVESTMENTS IN SUBSIDIARIES AND AMOUNTS DUE FROM/TO SUBSIDIARIES

	The Company	
	As at 31 December 2014 Million	As at 31 December 2013 Million
Unlisted equity, at cost	**480,137**	474,176
Equity share-based payment in subsidiaries	**4,972**	4,972
	485,109	479,148

In accordance with IFRS/HKFRS 2 "Share-based Payment", share-based payment transactions in which an entity receives services from its employees as consideration for equity instruments of the entity are accounted for as equity-settled transactions (see note 2(w)(ii)). The Company has recognized the grant of equity instruments to its subsidiaries' employees amounting to RMB4,972,000,000 (2013: RMB4,972,000,000) as capital contributions to its subsidiaries.

Amounts due from subsidiaries under current assets are unsecured, interest free, repayable on demand and arise in the ordinary course of business. As at 31 December 2014, amount due to a subsidiary under non-current liabilities represented an amount due to China Mobile Group Guangdong Co., Ltd. ("Guangdong Mobile") in relation to the guaranteed bonds. The amount is unsecured and will be settled on 28 October 2017 (see note 33).

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Name of company*	Place of incorporation/ establishment and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
China Mobile Communication (BVI) Limited	British Virgin Islands ("BVI")	HK$1	100%	-	Investment holding company
China Mobile Communication Co., Ltd. ("CMC") **	PRC	RMB1,641,848,326	-	100%	Network and business coordination center
Guangdong Mobile	PRC	RMB5,594,840,700	-	100%	Mobile telecommunications operator
China Mobile Group Zhejiang Co., Ltd.	PRC	RMB2,117,790,000	-	100%	Mobile telecommunications operator
China Mobile Group Jiangsu Co., Ltd	PRC	RMB2,800,000,000	-	100%	Mobile telecommunications operator
China Mobile Group Fujian Co., Ltd.	PRC	RMB5,247,480,000	-	100%	Mobile telecommunications operator
China Mobile Group Henan Co., Ltd.	PRC	RMB4,367,733,641	-	100%	Mobile telecommunications operator

(Expressed in RMB unless otherwise indicated)

18 INVESTMENTS IN SUBSIDIARIES AND AMOUNTS DUE FROM/TO SUBSIDIARIES (CONTINUED)

Name of company*	Place of incorporation/ establishment and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
China Mobile Group Hainan Co., Ltd.	PRC	RMB643,000,000	–	100%	Mobile telecommunications operator
China Mobile Group Beijing Co., Ltd. ("Beijing Mobile")	PRC	RMB6,124,696,053	–	100%	Mobile telecommunications operator
China Mobile Group Shanghai Co., Ltd.	PRC	RMB6,038,667,706	–	100%	Mobile telecommunications operator
China Mobile Group Tianjin Co., Ltd.	PRC	RMB2,151,035,483	–	100%	Mobile telecommunications operator
China Mobile Group Hebei Co., Ltd.	PRC	RMB4,314,668,600	–	100%	Mobile telecommunications operator
China Mobile Group Liaoning Co., Ltd.	PRC	RMB5,140,126,680	–	100%	Mobile telecommunications operator
China Mobile Group Shandong Co., Ltd.	PRC	RMB6,341,851,146	–	100%	Mobile telecommunications operator
China Mobile Group Guangxi Co., Ltd.	PRC	RMB2,340,750,100	–	100%	Mobile telecommunications operator
China Mobile Group Anhui Co., Ltd.	PRC	RMB4,099,495,494	–	100%	Mobile telecommunications operator
China Mobile Group Jiangxi Co., Ltd.	PRC	RMB2,932,824,234	–	100%	Mobile telecommunications operator
China Mobile Group Chongqing Co., Ltd.	PRC	RMB3,029,645,401	–	100%	Mobile telecommunications operator
China Mobile Group Sichuan Co., Ltd.	PRC	RMB7,483,625,572	–	100%	Mobile telecommunications operator
China Mobile Group Hubei Co., Ltd.	PRC	RMB3,961,279,556	–	100%	Mobile telecommunications operator
China Mobile Group Hunan Co., Ltd.	PRC	RMB4,015,668,593	–	100%	Mobile telecommunications operator

(Expressed in RMB unless otherwise indicated)

18 INVESTMENTS IN SUBSIDIARIES AND AMOUNTS DUE FROM/TO SUBSIDIARIES (CONTINUED)

Name of company*	Place of incorporation/ establishment and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
China Mobile Group Shaanxi Co., Ltd.	PRC	RMB3,171,267,431	–	100%	Mobile telecommunications operator
China Mobile Group Shanxi Co., Ltd.	PRC	RMB2,773,448,313	–	100%	Mobile telecommunications operator
China Mobile Group Neimenggu Co., Ltd.	PRC	RMB2,862,621,870	–	100%	Mobile telecommunications operator
China Mobile Group Jilin Co., Ltd.	PRC	RMB3,277,579,314	–	100%	Mobile telecommunications operator
China Mobile Group Heilongjiang Co., Ltd.	PRC	RMB4,500,508,035	–	100%	Mobile telecommunications operator
China Mobile Group Guizhou Co., Ltd.	PRC	RMB2,541,981,749	–	100%	Mobile telecommunications operator
China Mobile Group Yunnan Co., Ltd.	PRC	RMB4,137,130,733	–	100%	Mobile telecommunications operator
China Mobile Group Xizang Co., Ltd.	PRC	RMB848,643,686	–	100%	Mobile telecommunications operator
China Mobile Group Gansu Co., Ltd.	PRC	RMB1,702,599,589	–	100%	Mobile telecommunications operator
China Mobile Group Qinghai Co., Ltd.	PRC	RMB902,564,911	–	100%	Mobile telecommunications operator
China Mobile Group Ningxia Co., Ltd.	PRC	RMB740,447,232	–	100%	Mobile telecommunications operator
China Mobile Group Xinjiang Co., Ltd.	PRC	RMB2,581,599,600	–	100%	Mobile telecommunications operator
China Mobile Group Design Institute Co., Ltd.	PRC	RMB160,232,500	–	100%	Provision of telecommunications network planning design and consulting services
China Mobile Holding Company Limited **	PRC	US$30,000,000	100%	–	Investment holding company

(Expressed in RMB unless otherwise indicated)

18 INVESTMENTS IN SUBSIDIARIES AND AMOUNTS DUE FROM/TO SUBSIDIARIES (CONTINUED)

Name of company*	Place of incorporation/ establishment and operation	Particulars of issued and paid up capital	Proportion of ownership interest		Principal activity
			Held by the Company	Held by a subsidiary	
China Mobile (Shenzhen) Limited **	PRC	US$7,633,000	–	100%	Provision of roaming clearance services
Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	–	Investment holding company
Aspire (BVI) Limited #	BVI	US$1,000	–	100%	Investment holding company
Aspire Technologies (Shenzhen) Limited **#	PRC	US$10,000,000	–	100%	Technology platform development and maintenance
Aspire Information Network (Shenzhen) Limited **#	PRC	US$5,000,000	–	100%	Provision of mobile data solutions, system integration and development
Aspire Information Technologies (Beijing) Limited **#	PRC	US$5,000,000	–	100%	Technology platform development and maintenance
Fujian FUNO Mobile Communication Technology Company Limited ***	PRC	US$3,800,000	–	51%	Network planning and optimizing construction testing and supervising, technology support, development and training of Nokia GSM900/1800 Mobile Communication System
Advanced Roaming & Clearing House Limited	BVI	US$2	100%	–	Provision of roaming clearance services
Fit Best Limited	BVI	US$1	100%	–	Investment holding company
China Mobile Hong Kong Company Limited ("CMHK")	Hong Kong	HK$951,046,930	–	100%	Provision of mobile telecommunications and related services
China Mobile International Holdings Limited ("CMI Holdings")	Hong Kong	HK$10,500,000,000	100%	–	Investment holding company
China Mobile International Limited	Hong Kong	HK$3,000,000,000	–	100%	Provision of voice and roaming clearance services, internet services and value-added services

(Expressed in RMB unless otherwise indicated)

18 INVESTMENTS IN SUBSIDIARIES AND AMOUNTS DUE FROM/TO SUBSIDIARIES (CONTINUED)

Name of company*	Place of incorporation/ establishment and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
China Mobile Group Device Co., Ltd.	PRC	RMB6,200,000,000	-	99.97%	Provision of electronic communication products design and sale of related products
China Mobile Group Finance Co., Ltd. ("China Mobile Finance") ##	PRC	RMB5,000,000,000	-	92%	Provision of non-banking financial services
China Mobile M2M Company Limited	PRC	RMB500,000,000	-	100%	Provision of network services
China Mobile (Suzhou) Software Technology Co., Ltd.	PRC	RMB600,000,000	-	100%	Provision of computer hardware and software research and development services
China Mobile (Hangzhou) Information Technology Co., Ltd.	PRC	RMB600,000,000	-	100%	Provision of computer hardware and software research and development services
China Mobile Online Service Co., Ltd.	PRC	RMB50,000,000	-	100%	Provision of call center service

* The nature of all the legal entities established in the PRC is limited liability company.

** Companies registered as wholly-foreign owned enterprises in the PRC.

*** Company registered as a sino-foreign equity joint venture in the PRC.

\# Effective interest held by the Group is 66.41%.

\## China Mobile Finance was established by CMCC and Beijing Mobile, a wholly-owned subsidiary of the Company, with equity interest of 8% and 92%, respectively.

(Expressed in RMB unless otherwise indicated)

19 INTEREST IN ASSOCIATES

	The Group	
	As at 31 December 2014 Million	As at 31 December 2013 Million
Share of net assets of associates		
– Unlisted company	3,954	–
– Listed company	66,490	53,940
	70,444	53,940

Details of the associates are as follows:

Name of associate	Place of incorporation/ establishment and operation	Proportion of ownership interest held by a subsidiary	Principal activity
Unlisted company			
China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunications services
Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunications services
China Tower Corporation Limited ("Tower Company")	PRC	40%	Constructions, maintenance and operation of communications towers
Listed company			
Shanghai Pudong Development Bank Co., Ltd. ("SPD Bank")	PRC	20%	Provision of banking services
IFLYTEK Co., Ltd. ("IFLYTEK", renamed on 16 April 2014, formerly known as "Anhui USTC iFLYTEK Co., Ltd.")	PRC	15%	Provision of Chinese speech and language technology products and services
True Corporation Public Company Limited ("True Corporation")	Thailand	18%	Provision of telecommunications services

(Expressed in RMB unless otherwise indicated)

19 INTEREST IN ASSOCIATES (CONTINUED)

Except that IFLYTEK and Tower Company are owned by CMC and True Corporation is owned by CMI Holdings, all the other interest in associates are owned by Guangdong Mobile.

During 2014, CMI Holdings, a wholly-owned subsidiary of the Company subscribed for 4,429,427,068 ordinary shares of True Corporation (a fully-integrated, nationwide telecommunications service provider in Thailand) at the price of Baht6.45 per share with a total consideration of Baht28.57 billion (equivalent approximately RMB5.51 billion). Upon the completion of the subscription, CMI Holdings owns 18% of the share capital and has become the second largest shareholder of True Corporation and two designees nominated by CMI Holdings have been appointed as directors of True Corporation. Accordingly, the Group recognized the investment as interest in an associate considering the Group can exercise significant influence over financial and operating policy decisions of True Corporation.

Also in 2014, CMC, a wholly-owned subsidiary of the Company, entered into an agreement with China United Network Communications Corporation Limited and China Telecom Corporation Limited to establish Tower Company. Pursuant to the agreement, CMC contributed RMB4 billion in cash, which represents 40.0% of the registered capital of Tower Company. Upon the completion of the subscription, the Group has appointed three directors for Tower Company. Accordingly, the Group recognized the investment as interest in an associate considering the Group can exercise significant influence over financial and operating policy decisions of Tower Company. For the year ended 31 December 2014, Tower Company has not carried out substantial operation, and the total assets and equity were approximately equal to the registered capital as at 31 December 2014.

The carrying amounts of Group's share of net assets of China Motion United Telecom Limited and Shenzhen China Motion Telecom United Limited were nil. These two entities were in a net liability position based on their latest management accounts as at 31 December 2014 and 2013.

Summary financial information on principal associates:

	SPD Bank	
	As at 31 December 2014 Million	As at 31 December 2013 Million
Total assets	**4,195,924**	3,680,125
Total liabilities	**3,932,639**	3,472,898
Total equity	**263,285**	207,227
Total equity attributable to ordinary shareholders	**245,209**	204,375
Percentage of ownership of the Group	**20%**	20%
Total equity attributable to the Group	**49,042**	40,875
The impact of fair value adjustments at the time of acquisition and goodwill	**10,512**	11,673
Interest in associates	**59,554**	52,548

(Expressed in RMB unless otherwise indicated)

19 INTEREST IN ASSOCIATES (CONTINUED)

Summary financial information on principal associates (Continued):

	IFLYTEK As at 31 December 2014 Million	As at 31 December 2013 Million	True Corporation As at 31 December 2014 Million
Total current assets	**2,565**	2,682	**16,487**
Total non-current assets	**2,605**	1,646	**27,428**
Total current liabilities	**1,076**	714	**22,026**
Total non-current liabilities	**193**	152	**8,608**
Total equity	**3,901**	3,462	**13,281**
Total equity attributable to equity shareholders	**3,707**	3,311	**13,170**
Percentage of ownership of the Group	**15%**	15%	**18%**
Total equity attributable to the Group	**556**	497	**2,371**
The impact of fair value adjustments at the time of acquisition and goodwill	**876**	895	**3,133**
Interest in associates	**1,432**	1,392	**5,504**

	SPD Bank 2014 Million	2013 Million	IFLYTEK 2014 Million	2013 Million	True Corporation 2014 Million
Revenue	**123,181**	100,015	**1,775**	1,254	**20,447**
Profit before taxation	**62,030**	53,849	**434**	321	**(129)**
Profit for the year	**47,026**	40,922	**379**	279	**267**
Other comprehensive income/(loss)	**6,119**	(3,835)	**–**	–	**–**
Total comprehensive income	**53,145**	37,087	**379**	279	**267**
Dividends received from associates	**2,462**	2,052	**14**	10	**–**

(Expressed in RMB unless otherwise indicated)

19 INTEREST IN ASSOCIATES (CONTINUED)

The fair values of the interests in SPD Bank, IFLYTEK and True Corporation are disclosed as follows:

	As at 31 December 2014		As at 31 December 2013	
	Carrying amount Million	**Fair value Million**	Carrying amount Million	Fair value Million
SPD Bank	**59,554**	**58,535**	52,548	35,180
IFLYTEK	**1,432**	**3,184**	1,392	3,363
True Corporation	**5,504**	**9,205**	–	–
Interest in listed associates	**66,490**	**70,924**	53,940	38,543

The fair values of interest in SPD Bank, IFLYTEK and True Corporation are based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the balance sheet date without any deduction for transaction costs. As at 31 December 2014, the Group's interest in associates is principally the equity investment in SPD Bank and the fair value of investment in SPD Bank was RMB58.54 billion (2013: RMB35.18 billion), below its carrying amount by approximately 1.7% (2013: approximately 33.1%).

The Group assesses at the end of each reporting period whether there is objective evidence that interest in associates are impaired and particularly, whether there was impairment indication existed on interest in SPD Bank. The recoverable amount of the interest in SPD Bank is determined by value-in-use. The calculation used pre-tax cash flow projections for the five years ending 31 December 2019 with subsequent extrapolation to perpetuity. The discount rate used was based on a cost of capital used to evaluate investments in mainland China. Management judgement is required in estimating the future cash flows of SPD Bank which are sensitive to the cash flows projected. The key assumptions are determined with reference to external sources of information. Based on management's assessment results, there was no impairment as at 31 December 2014 and 2013. Changes in the key assumptions could have a significant impact of the recoverable amount of the interest in SPD Bank and could result in impairment charge in future periods.

The management has determined that there was no impairment indicator of the Group's interests in other associates as at 31 December 2014 and 2013.

20 DEFERRED TAX ASSETS AND LIABILITIES

The analysis of deferred tax assets and liabilities are as follows:

	The Group	
	As at 31 December 2014 Million	As at 31 December 2013 Million
Deferred tax assets:		
– Deferred tax asset to be recovered after 12 months	**4,639**	4,453
– Deferred tax asset to be recovered within 12 months	**15,868**	12,948
	20,507	17,401
Deferred tax liabilities:		
– Deferred tax liabilities to be settled after 12 months	**(80)**	(90)
– Deferred tax liabilities to be settled within 12 months	**(18)**	(14)
	(98)	(104)

(Expressed in RMB unless otherwise indicated)

20 DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Deferred tax assets and liabilities recognized and the movements during 2014

	As at 1 January 2014 Million	Credited to profit or loss Million	As at 31 December 2014 Million
Deferred tax assets arising from:			
Write-down for obsolete inventories	132	56	188
Write-off of certain network equipment and related assets	2,138	342	2,480
Provision for certain operating expenses	9,182	1,457	10,639
Deferred revenue from Reward Program	4,500	1,121	5,621
Impairment loss for doubtful accounts	1,449	130	1,579
	17,401	3,106	20,507
Deferred tax liabilities arising from:			
Depreciation allowance in excess of related depreciation	(104)	6	(98)
Total	17,297	3,112	20,409

Deferred tax assets and liabilities recognized and the movements during 2013

	As at 1 January 2013 Million	Credited/ (charged) to profit or loss Million	Exchange differences Million	As at 31 December 2013 Million
Deferred tax assets arising from:				
Write-down for obsolete inventories	97	35	–	132
Write-off of certain network equipment and related assets	1,635	503	–	2,138
Provision for certain operating expenses	7,084	2,098	–	9,182
Deferred revenue from Reward Program	3,420	1,080	–	4,500
Impairment loss for doubtful accounts	1,308	141	–	1,449
	13,544	3,857	–	17,401
Deferred tax liabilities arising from:				
Depreciation allowance in excess of related depreciation	(51)	(54)	1	(104)
Total	13,493	3,803	1	17,297

(Expressed in RMB unless otherwise indicated)

21 RESTRICTED BANK DEPOSITS

		The Group				
		As at 31 December 2014			As at 31 December 2013	
	Note	Non-current assets Million	Current assets Million	Total Million	Non-current assets Million	Total Million
Restricted bank deposits						
– Statutory deposit reserves	(i)	**8,666**	**-**	**8,666**	6,659	6,659
– Pledged bank deposits	(ii)	**65**	**695**	**760**	157	157
		8,731	**695**	**9,426**	6,816	6,816

Note:

(i) The statutory deposit reserves are deposited by China Mobile Finance with the People's Bank of China ("PBOC") as required, which are not available for use in the Group's daily operations.

(ii) Non-current pledged bank deposits are primarily related to the performance bonds issued by banks in favor of the Office of the Communications Authority (formerly "the Office of the Telecommunications Authority") of Hong Kong, in order to secure CMHK's due performance of network and service rollout requirement in or before 2017 and 2018, respectively.

Current pledged bank deposits represent standby letters of credit in favor of the Office of the Communications Authority of Hong Kong for CMHK fulfilling the deposit requirement for the public auction of spectrum with original maturity within one year.

22 OTHER FINANCIAL ASSETS

	The Group	
	As at 31 December 2014 Million	As at 31 December 2013 Million
Investment in unlisted equity securities in the PRC	**127**	127

23 INVENTORIES

	The Group	
	As at 31 December 2014 Million	As at 31 December 2013 Million
SIM cards and handsets	**8,194**	6,632
Other consumables	**936**	2,520
	9,130	9,152

(Expressed in RMB unless otherwise indicated)

24 ACCOUNTS RECEIVABLE

(a) Aging analysis

Aging analysis of accounts receivable, net of allowance for impairment loss of doubtful accounts is as follows:

	The Group	
	As at 31 December 2014 Million	As at 31 December 2013 Million
Within 30 days	**9,963**	8,316
31–60 days	**2,184**	2,137
61–90 days	**1,161**	1,149
Over 90 days	**3,032**	2,305
	16,340	13,907

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are mainly due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable over 90 days is mainly due to receivables arising from other telecommunications operators and certain corporate customers that are within credit term.

Accounts receivable are expected to be recovered within one year.

(b) Impairment of accounts receivable

Impairment loss in respect of accounts receivable is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly.

The following table summarizes the changes in impairment loss of doubtful accounts:

	The Group	
	2014 Million	2013 Million
As at 1 January	**5,984**	5,274
Impairment loss recognized	**5,630**	5,174
Accounts receivable written off	**(5,134)**	(4,464)
As at 31 December	**6,480**	5,984

(Expressed in RMB unless otherwise indicated)

24 ACCOUNTS RECEIVABLE (CONTINUED)

(c) Accounts receivable that are not impaired

Accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	The Group	
	As at 31 December 2014 Million	As at 31 December 2013 Million
Neither past due nor impaired	**15,668**	13,202
Less than 1 month past due	**672**	705
	16,340	13,907

Receivables that were neither past due nor impaired relate to a wide range of customers for which there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

25 OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS

Other receivables primarily comprise interest receivable from banks, utilities deposits and rental deposits, which are expected to be recovered within one year.

Prepayments and other current assets primarily consist of rental prepayments.

As at 31 December 2014 and 2013, there were no significant overdue amounts for other receivables.

26 AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY

Amount due from ultimate holding company is unsecured, interest free, repayable on demand and arising in the ordinary course of business.

As at 31 December 2014, amount due to ultimate holding company primarily comprises the short-term deposits of CMCC in China Mobile Finance and the interest payable arising from the deposits. The deposits are unsecured and carry interest at prevailing market rate.

(Expressed in RMB unless otherwise indicated)

27 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Note	The Group	
		As at 31 December 2014 Million	As at 31 December 2013 Million
Wealth management products issued by banks	(i)	**2,000**	–

Note:

(i) The available-for-sale financial assets represent wealth management products issued by banks which retain the possible loss of the principal amount invested. These wealth management products will mature within one year with variable return rates indexed to the performance of underlying assets. As at 31 December 2014, the carrying amount approximated the fair value (level 3: inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)). The fair values are based on cash flow discounted using the judgement that expected return will be obtained upon maturity.

28 BANK DEPOSITS

Bank deposits represent term deposits with banks with original maturity exceeding three months. The applicable interest rate is determined in accordance with the benchmark interest rate published by PBOC.

29 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	As at 31 December 2014 Million	As at 31 December 2013 Million	**As at 31 December 2014 Million**	As at 31 December 2013 Million
Bank deposits with original maturity within three months	**27,421**	7,798	**2,585**	1,228
Cash at banks and in hand	**39,323**	37,133	**445**	67
	66,744	44,931	**3,030**	1,295

30 ACCOUNTS PAYABLE

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	The Group	
	As at 31 December 2014 Million	As at 31 December 2013 Million
Due within 1 month or on demand	**193,595**	140,397
Due after 1 month but within 3 months	**13,465**	13,449
Due after 3 months but within 6 months	**6,095**	6,492
Due after 6 months but within 9 months	**3,363**	5,294
Due after 9 months but within 12 months	**6,985**	7,525
	223,503	173,157

All of the accounts payable are expected to be settled within one year or are repayable on demand.

(Expressed in RMB unless otherwise indicated)

31 DEFERRED REVENUE

Deferred revenue primarily includes prepaid service fees received from customers and unredeemed point rewards.

	The Group	
	2014	2013
	Million	Million
As at 1 January	**62,451**	58,322
– Current portion	**61,789**	57,988
– Non-current portion	**662**	334
Additions during the year	**233,944**	256,882
Recognized in the consolidated statement of comprehensive income	**(232,940)**	(252,753)
As at 31 December	**63,455**	62,451
Less: Current portion	**(62,615)**	(61,789)
Non-current portion	**840**	662

32 ACCRUED EXPENSES AND OTHER PAYABLES

	The Group	
	As at 31 December 2014	As at 31 December 2013
	Million	Million
Receipts-in-advance	**65,000**	68,411
Other payables	**16,998**	14,285
Accrued salaries, wages and benefits	**5,372**	5,649
Accrued expense	**47,355**	37,466
	134,725	125,811

(Expressed in RMB unless otherwise indicated)

33 INTEREST-BEARING BORROWINGS

	The Group	
	As at 31 December 2014 Million	As at 31 December 2013 Million
Bonds	**4,992**	4,989

As at 31 December 2014, the bonds represent the balance of fifteen-year guaranteed bonds issued by Guangdong Mobile, a subsidiary of the Company, with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds. The bonds are unsecured and bear interest at the rate of 4.5% per annum which is payable annually. The bonds, redeemable at 100% of the principal amount, will mature on 28 October 2017.

The Company has issued a joint and irrevocable guarantee (the "Guarantee") for the performance of the bonds. CMCC, the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

34 EQUITY SETTLED SHARE-BASED TRANSACTIONS

Pursuant to a resolution passed at the Annual General Meeting held on 24 June 2002, the current share option scheme (the "Current Scheme") was adopted.

Under the Current Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors and non-executive directors of the Company, any of its holding companies and any of their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds an equity interest, to receive options to subscribe for shares of the Company. The consideration payable for the grant of option under the Current Scheme is HK$1.00.

The maximum aggregate number of shares which can be subscribed for pursuant to options that are or may be granted under the above scheme equals to 10% of the total issued share capital of the Company as at the date of adoption of the Current Scheme. Options lapsed or cancelled in accordance with the terms of the Current Scheme will not be counted for the purpose of calculating this 10% limit.

The HKEx requires the exercise price of options to be at least the higher of the nominal value of a share (no longer existed after 3 March 2014, see note 35(c)(ii)), the closing price of the shares on the HKEx on the date on which the option was granted and the average closing price of the shares on the HKEx for the five trading days immediately preceding the date on which the option was granted.

For options granted under the Current Scheme, the exercise price of options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i) the nominal value of a share (no longer exists after 3 March 2014, see note 35(c)(ii));

(ii) the closing price of the shares on the HKEx on the date on which the option was granted; and

(iii) the average closing price of the shares on the HKEx for the five trading days immediately preceding the date on which the option was granted.

Under the Current Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the date on which the option is granted.

(Expressed in RMB unless otherwise indicated)

34 EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(a) **The terms and conditions of the grants that existed as at the end of the years are as follows, whereby all options are settled by physical delivery of shares:**

	Number of instruments			
	2014	2013	Vesting conditions	Contractual life of options
Options granted to directors				
– on 28 October 2004	–	473,175	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
– on 8 November 2005	**2,881,500**	2,881,500	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
Options granted to other employees				
– on 28 October 2004	–	113,418,420	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
– on 21 December 2004	–	475,000	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
– on 8 November 2005	**43,351,922**	268,025,464	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
Total share options	**46,233,422**	385,273,559		

(Expressed in RMB unless otherwise indicated)

34 EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(b) The number and weighted average exercise prices of share options are as follows:

	The Group			
	2014		2013	
	Weighted average exercise price HK$	Number of shares involved in the options	Weighted average exercise price HK$	Number of shares involved in the options
As at 1 January	**31.28**	**385,273,559**	31.24	387,811,349
Exercised	**30.86**	**(335,886,849)**	24.55	(2,199,065)
Expired	**23.33**	**(3,153,288)**	–	–
Forfeited	–	–	30.39	(338,725)
As at 31 December	**34.87**	**46,233,422**	31.28	385,273,559
Option vested as at 31 December	**34.87**	**46,233,422**	31.28	385,273,559

The weighted average share price at the date of exercise for shares options exercised during the year was HK$79.40 (2013: HK$84.73).

The options outstanding as at 31 December 2014 had exercise price HK$34.87 (2013: HK$22.75 to HK$34.87) and a weighted average remaining contractual life of 0.9 year (2013: 1.5 years).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model. No share options were granted during 2014 and 2013.

(Expressed in RMB unless otherwise indicated)

35 CAPITAL, RESERVES AND DIVIDENDS

(a) Movements in components of equity

The reconciliation between the opening and closing balances of each component of the Group's consolidated equity is set out in the consolidated statement of changes in equity. Details of the changes in the Company's individual components of equity between the beginning and the end of the year are set out below:

	Share capital Million	Share premium Million	Capital reserve Million	General reserve Million	Exchange reserve Million	Retained profits Million	Total Million
As at 1 January 2013	2,142	387,183	3,642	72	(1,060)	73,138	465,117
Changes in equity for 2013:							
Profit for the year	–	–	–	–	–	67,682	67,682
Total comprehensive income for the year	–	–	–	–	–	67,682	67,682
Dividends approved in respect of previous year (note 35(b)(ii))	–	–	–	–	–	(28,460)	(28,460)
Dividends declared in respect of current year (note 35(b)(i))	–	–	–	–	–	(27,031)	(27,031)
Shares issued under share option scheme	–	60	(17)	–	–	–	43
Others	–	–	–	–	1,060	(1,060)	–
As at 31 December 2013	2,142	387,243	3,625	72	–	84,269	477,351
As at 1 January 2014	**2,142**	**387,243**	**3,625**	**72**	**-**	**84,269**	**477,351**
Changes in equity for 2014:							
Profit for the year	**-**	**-**	**-**	**-**	**-**	**50,328**	**50,328**
Total comprehensive income for the year	**-**	**-**	**-**	**-**	**-**	**50,328**	**50,328**
Dividends approved in respect of previous year (note 35(b)(ii))	**-**	**-**	**-**	**-**	**-**	**(26,044)**	**(26,044)**
Dividends declared in respect of current year (note 35(b)(i))	**-**	**-**	**-**	**-**	**-**	**(24,880)**	**(24,880)**
Shares issued under share option scheme (note 35(c)(iii))	**9,279**	**2,073**	**(3,137)**	**-**	**-**	**-**	**8,215**
Transfer between reserves upon expiry of options (note 34(b))	**-**	**-**	**(27)**	**-**	**-**	**27**	**-**
Transition to no-par value regime (note 35(c)(ii))	**389,316**	**(389,316)**	**-**	**-**	**-**	**-**	**-**
As at 31 December 2014	**400,737**	**-**	**461**	**72**	**-**	**83,700**	**484,970**

As at 31 December 2014, the amount of distributable reserves of the Company amounted to RMB83,772,000,000 (2013: RMB84,341,000,000).

35 CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(b) Dividends

(i) Dividends attributable to the year:

	2014 Million	2013 Million
Ordinary interim dividend declared and paid of HK$1.540 (equivalent to approximately RMB1.222) (2013: HK$1.696 (equivalent to approximately RMB1.351)) per share	**24,880**	27,031
Ordinary final dividend proposed after the balance sheet date of HK$1.380 (equivalent to approximately RMB1.089) (2013: HK$1.615 (equivalent to approximately RMB1.270)) per share	**22,290**	25,644
	47,170	52,675

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.78887, being the rate announced by the State Administration of Foreign Exchange in the PRC on 31 December 2014. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2014.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend when it is distributed to non-resident enterprise shareholders whose names appeared on the Company's register of members, as of the record date for such dividend, and who were not individuals.

(ii) Dividends attributable to the previous financial year, approved and paid during the year:

	2014 Million	2013 Million
Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.615 (equivalent to approximately RMB1.270) (2013: HK$1.778 (equivalent to approximately RMB1.442)) per share	**26,044**	28,460

35 CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(c) Share capital

(i) Authorized and issued share capital

	2014 HK$ Million	2013 HK$ Million
Authorized:		
30,000,000,000 ordinary shares of HK$0.10 each (note 35(c)(ii))	–	3,000

	2014 Number of shares	2014 HK$ Million	2014 Equivalent RMB Million	2013 Number of shares	2013 HK$ Million	2013 Equivalent RMB Million
Issued and fully paid:						
As at 1 January	20,102,539,665	2,010	2,142	20,100,340,600	2,010	2,142
Shares issued under share option scheme (note 35(c)(iii))	335,886,849	11,004	9,279	2,199,065	–	–
Transition to no-par value regime (note 35(c)(ii))	–	367,576	389,316	–	–	–
As at 31 December	20,438,426,514	380,590	400,737	20,102,539,665	2,010	2,142

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

(ii) Transition to no-par value regime

Under the new Hong Kong Companies Ordinance (Cap. 622) which commenced operation on 3 March 2014, the concept of authorized share capital no longer exists and the Company's shares no longer have a par or nominal value. There is no impact on the number of shares in issue or the relative entitlement of any of the members as a result of this transition.

In addition, in accordance with the transitional provisions set out in section 37 of Schedule 11 to the new Hong Kong Companies Ordinance (Cap. 622), on 3 March 2014, any amount standing to the credit of the share premium account has become part of the Company's share capital.

(iii) Shares issued under share option scheme

During 2014, options were exercised to subscribe for 335,886,849 ordinary shares in the Company at a consideration of HK$10,365,000,000 (equivalent to RMB8,215,000,000) of which HK$6,000,000 (equivalent to RMB5,000,000) was credited to share capital and HK$1,887,000,000 (equivalent to RMB1,488,000,000) was credited to the share premium account before 3 March 2014 and HK$8,472,000,000 (equivalent to RMB6,722,000,000) was credited to share capital after 3 March 2014. RMB585,000,000 has been transferred from the capital reserve to the share premium account before 3 March 2014 and RMB2,552,000,000 has been transferred from the capital reserve to the share capital account after 3 March 2014 in accordance with policy set out in note 2(w)(ii).

(Expressed in RMB unless otherwise indicated)

35 CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(d) Nature and purpose of reserves

(i) Share premium

Under the new Hong Kong Companies Ordinance (Cap. 622) which commenced operation on 3 March 2014, any amount standing to the credit of the share premium account has become part of the Company's share capital (see note 35(c)(ii)).

(ii) Capital reserve

The capital reserve mainly comprises the following:

- The fair value of unexercised share options granted to employees of the Group recognized in accordance with the accounting policy adopted for share-based payments in note 2(w)(ii); and

- RMB295,665,000,000 debit balance brought forward as a result of the elimination of goodwill arising on the acquisition of subsidiaries before 1 January 2001 against the capital reserve in previous years.

(iii) PRC statutory reserves

PRC statutory reserves mainly include statutory surplus reserve and discretionary surplus reserve.

In accordance with the Company Law of the PRC, domestic enterprises in Mainland China are required to transfer 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC ("PRC GAAP"), to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital of relevant subsidiaries. Moreover, upon a resolution made by the shareholders, a certain percentage of domestic enterprises' profit after taxation, as determined under PRC GAAP, is transferred to the discretionary surplus reserve. During the year, appropriations were made by such subsidiaries to the statutory surplus reserves and discretionary surplus reserves accordingly.

The statutory and discretionary surplus reserves can be used to reduce previous years' losses, if any, and may be converted into paid-up capital, provided that the statutory reserve after such conversion is not less than 25% of the registered capital of relevant subsidiaries.

In accordance with relevant regulations issued by the Ministry of Finance of the PRC, a subsidiary of the Company, China Mobile Finance, is required to set aside a reserve through appropriations of profit after tax according to a certain ratio of the ending balance of its gross risk-bearing assets to cover potential losses against such assets.

(iv) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of overseas entities. The reserve is dealt with in accordance with the accounting policies set out in note 2(y).

(e) Capital management

The Group's primary objectives of capital management are to maintain a reasonable capital structure and to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders. The Group actively and regularly reviews and manages its capital structure to stabilize the capital position and prevent operation risk. Meanwhile, the Group will maximize the shareholders' return when having high level of borrowings and will make adjustment on the capital structure in accordance with the changes in economic conditions.

The Group monitors capital on the basis of total debt-to-book capitalization ratio. This ratio is calculated as total debts (including obligations under finance leases and interest-bearing borrowings as shown in the consolidated balance sheet) divided by book capitalization (equal to the total equity attributable to equity shareholders of the Company as shown in the consolidated balance sheet and total debts).

As at 31 December 2014, the Group's total debt-to-book capitalization ratio was 0.6% (2013: 0.8%).

Except China Mobile Finance, the Company and its subsidiaries are not subject to externally imposed capital requirements.

(Expressed in RMB unless otherwise indicated)

36 RELATED PARTY TRANSACTIONS

(a) Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries ("CMCC Group"), other than transactions disclosed in note 26, for the years ended 31 December 2014 and 2013. The majority of these transactions also constitute continuing connected transactions as defined under Chapter 14A of Listing Rules. Further details of these continuing connected transactions are disclosed under the paragraph "Connected Transactions" in the Report of Directors.

	Note	2014 Million	2013 Million
Telecommunications services revenue	(i)	**885**	1,590
Telecommunications services charges	(i)	**4,602**	2,843
Property leasing and management services charges	(ii)	**803**	808
Interest expenses	(iii)	**–**	103
Interconnection revenue	(iv)	**216**	241
Interconnection charges	(iv)	**425**	500
Network assets leasing revenue	(v)	**95**	109
Network assets leasing charges	(v)	**11,062**	9,837
Network capacity leasing charges	(v)	**5,012**	3,876
Revenue derived from cooperation of telecommunications services	(vi)	**481**	494
Charges for cooperation of telecommunications services	(vi)	**2,567**	2,232

Note:

(i) The amounts represent telecommunications services settlement received/receivable from or paid/payable to CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, telecommunications line maintenance services, and installation and maintenance services in respect of transmission towers.

(ii) The amount represents the rental and property management fees paid/payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.

(iii) The amount represents the interest expenses paid to China Mobile Hong Kong (BVI) Limited, the Company's immediate holding company, in respect of the balance of purchase consideration for acquisitions of subsidiaries.

(iv) The amounts represent settlement received/receivable from or paid/payable to CMCC Group, in respect of interconnection settlement revenue and charges.

(v) The amounts represent the network assets leasing settlement received/receivable from or paid/payable to CMCC Group and the TD-SCDMA network capacity charges paid/payable to CMCC Group. On 29 December 2008, the Company entered into a network capacity leasing agreement (the "Network Capacity Leasing Agreement") with CMCC Group for the provision of TD-SCDMA related services. The lease was effective from 1 January 2009 to 31 December 2009 and is automatically renewed for successive one-year periods unless otherwise notified by one party to the other party. The Group is permitted to terminate the lease by giving 60 days advance written notice to CMCC Group. No penalty will be imposed in the event of a lease termination. Pursuant to the Network Capacity Leasing Agreement, the Group leases TD-SCDMA network capacity from CMCC Group and pays leasing fees to CMCC Group. The leasing fees are determined on a basis that reflects the actual usage of CMCC Group's TD-SCDMA network capacity and compensates CMCC Group for the costs of such network capacity. At the end of the lease terms, there is no purchase option granted to the Group to purchase the leased network assets. The Group also does not bear any gains or losses in the fluctuation in the fair value of the leased network assets at the end of the lease terms. As a result, the Group does not bear the risks associated with the ownership of the leased network assets, and accordingly the Group accounts for the network assets leasing and the network capacity leasing as operating leases.

(vi) The amounts represent the services fee received/receivable from or paid/payable to CMCC Group for providing customer development services and cooperation in the provision of basic and value added telecommunications services.

(Expressed in RMB unless otherwise indicated)

36 RELATED PARTY TRANSACTIONS (CONTINUED)

(b) Amounts due from/to CMCC Group

Amounts due from/to CMCC Group, other than amount due from/to ultimate holding company, are included in the following accounts captions summarized as follows:

	The Group	
	As at 31 December 2014 Million	As at 31 December 2013 Million
Accounts receivable	**1,037**	1,162
Other receivables	**5**	6
Prepayments and other current assets	**146**	109
Accounts payable	**5,693**	4,036
Accrued expenses and other payables	**309**	145

The amounts are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business.

(c) Significant transactions with associates of the Group and of CMCC Group

The Group has entered into transactions with associates over which the Group or CMCC Group can exercise significant influence. The major transactions entered into by the Group and the associates and amount due from/to the associates are follows:

	As at 31 December 2014 Million	As at 31 December 2013 Million
Bank deposits	**42,660**	42,752
Available-for-sale financial assets	**1,000**	–
Interest receivable	**934**	664
Accounts payable	**513**	208

	Note	**2014 Million**	2013 Million
Interest income	(i)	**1,653**	1,355
Mobile telecommunications services revenue	(ii)	**127**	84
Mobile telecommunications services charges	(iii)	**1,837**	2,261
Dividend income		**2,476**	2,062

Note:

(i) Interest income represents interest earned from deposits placed with SPD Bank. The applicable interest rate is determined in accordance with the benchmark interest rate published by PBOC.

(ii) The amount represents the mobile telecommunications services revenue received/receivable from SPD Bank.

(iii) The amount represents the mobile telecommunications services charges paid/payable to Union Mobile Pay Co., Ltd., an associate of CMCC Group.

36 RELATED PARTY TRANSACTIONS (CONTINUED)

(d) Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organisation (collectively referred to as "government-related entities").

Apart from transactions with CMCC Group (notes 26 and 36(a)) and an associate (note 36(c)) and the transaction to establish Tower Company (note 19), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following:

- rendering and receiving telecommunications services, including interconnection revenue/charges
- purchasing of goods, including use of public utilities
- placing of bank deposits

These transactions are conducted in the ordinary course of the Group's business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products in accordance with rules and regulations stipulated by related authorities of the PRC Government, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

(e) For key management personnel compensation, please refer to note 9.

37 FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group's business. The Group's exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below:

(a) Credit risk and concentration risk

The Group's credit risk is primarily attributable to the financial assets in the balance sheet, which mainly include deposits with banks, accounts receivable and other receivables. The maximum exposure to credit risk is represented by the carrying amount of the financial assets.

Substantially all the Group's cash at banks and bank deposits are deposited in financial institutions in Mainland China and Hong Kong. The credit risk on liquid funds is limited as the majority of counterparties are financial institutions with high credit ratings assigned by international credit-rating agencies and large state-controlled financial institutions.

The accounts receivable of the Group is primarily comprised of receivables due from customers and telecommunications operators. Accounts receivable from customers are spread among an extensive number of customers and the majority of the receivables from customers are due for payment within one month from the date of billing. Other receivables primarily comprise interest receivable from banks, utilities deposits and rental deposits. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis, taking into account the counter parties' financial position, the Group's past experience and other factors. As such, management considers the aggregate risks arising from the possibility of credit losses is limited and to be acceptable.

Concentrations of credit risk with respect to accounts receivable are limited due to the Group's customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as shown in note 24(c).

(Expressed in RMB unless otherwise indicated)

37 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(b) Liquidity risk

Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances and bank deposits (which are readily convertible to known amounts of cash) to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments and capital expenditures.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group's and the Company's financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group and the Company would be required to repay:

The Group

	As at 31 December 2014				
	Carrying amount Million	Total contractual undiscounted cash flow Million	Within 1 year or on demand Million	More than 1 year but less than 3 years Million	More than 3 years but less than 5 years Million
Accounts payable	223,503	223,503	223,503	-	-
Bills payable	674	674	674	-	-
Accrued expenses and other payables	134,725	134,725	134,725	-	-
Amount due to ultimate holding company	4,271	4,340	4,340	-	-
Interest-bearing borrowings	4,992	5,635	225	5,410	-
Obligations under finance leases	68	71	71	-	-
	368,233	368,948	363,538	5,410	-

	As at 31 December 2013				
	Carrying amount Million	Total contractual undiscounted cash flow Million	Within 1 year or on demand Million	More than 1 year but less than 3 years Million	More than 3 years but less than 5 years Million
Accounts payable	173,157	173,157	173,157	-	-
Bills payable	1,360	1,360	1,360	-	-
Accrued expenses and other payables	125,811	125,811	125,811	-	-
Amount due to ultimate holding company	22	22	22	-	-
Interest-bearing borrowings	4,989	5,860	225	450	5,185
Obligations under finance leases	68	71	71	-	-
	305,407	306,281	300,646	450	5,185

(Expressed in RMB unless otherwise indicated)

37 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(b) Liquidity risk (Continued)

The Company

	As at 31 December 2014				
	Carrying amount Million	Total contractual undiscounted cash flow Million	Within 1 year or on demand Million	More than 1 year but less than 3 years Million	More than 3 years but less than 5 years Million
Accrued expenses and other payables	12	12	12	-	-
Amount due to a subsidiary	4,992	5,635	225	5,410	-
	5,004	5,647	237	5,410	-

	As at 31 December 2013				
	Carrying amount Million	Total contractual undiscounted cash flow Million	Within 1 year or on demand Million	More than 1 year but less than 3 years Million	More than 3 years but less than 5 years Million
Accrued expenses and other payables	21	21	21	–	-
Amount due to a subsidiary	4,989	5,860	225	450	5,185
	5,010	5,881	246	450	5,185

Regarding the Company's financial guarantee issued, please refer to note 33 for details.

(c) Interest rate risk

The Group consistently monitors the current and potential fluctuation of interest rates to monitor the interest rate risk on a reasonable level. As at 31 December 2014, the Group did not have any interest-bearing borrowings at variable rates, but had RMB5 billion of bonds, which were issued at fixed rate and exposes the Group to fair value interest rate risk. The Group determines the amount of its fixed rate depending on the prevailing market condition. Management does not expect fair value interest rate risk to be high as the interest involved will not be significant.

As at 31 December 2014, total cash and bank balances of the Group amounted to RMB428,288,000,000 (2013: RMB426,724,000,000). The interest income for 2014 was RMB16,149,000,000 (2013: RMB15,289,000,000) and the average interest rate was 3.78% (2013: 3.66%). Assuming the total cash and bank balances are stable in the coming year and interest rate increases/ decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB3,229,000,000 (2013: RMB3,213,000,000).

(d) Foreign currency risk

The Group has foreign currency risk as certain cash and deposits with banks are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group's foreign currency cash and deposits with banks represented 1.4% (2013: 0.8%) of the total cash and deposits with banks and predominantly all of the business operations of the Group are transacted in RMB, the Group does not expect the appreciation or depreciation of the RMB against foreign currency will materially affect the Group's financial position and result of operations.

(Expressed in RMB unless otherwise indicated)

37 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(e) Fair values

All financial instruments are carried at amounts not materially different from their fair values as at 31 December except as follows:

The Group

	As at 31 December 2014		As at 31 December 2013	
	Carrying amount Million	**Fair value Million**	Carrying amount Million	Fair value Million
Interest-bearing borrowings – bonds	**4,992**	**4,951**	4,989	4,675

The fair value of bonds is based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the balance sheet date without any deduction for transaction costs.

38 COMMITMENTS

(a) Capital commitments

The Group's capital commitments outstanding as at 31 December not provided for in the consolidated financial statements were as follows:

	The Group	
	2014 Million	2013 Million
Commitments in respect of land and buildings		
– authorized and contracted for	**7,547**	7,212
– authorized but not contracted for	**32,498**	43,709
	40,045	50,921
Commitments in respect of telecommunications equipment		
– authorized and contracted for	**24,607**	25,022
– authorized but not contracted for	**112,114**	167,901
	136,721	192,923
Total commitments		
– authorized and contracted for	**32,154**	32,234
– authorized but not contracted for	**144,612**	211,610
	176,766	243,844

The Company had no significant capital commitments outstanding as at 31 December 2014 and 2013.

(Expressed in RMB unless otherwise indicated)

38 COMMITMENTS (CONTINUED)

(b) Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases as at 31 December are as follows:

	The Group				The Company
	Land and buildings Million	Leased lines Million	Others Million	Total Million	Land and buildings, and others Million
As at 31 December 2014					
Within one year	**9,733**	**9,291**	**1,043**	**20,067**	**8**
After one year but within five years	**18,882**	**3,822**	**1,361**	**24,065**	**–**
After five years	**5,853**	**953**	**69**	**6,875**	**–**
	34,468	**14,066**	**2,473**	**51,007**	**8**
As at 31 December 2013					
Within one year	8,008	5,627	984	14,619	9
After one year but within five years	15,966	2,706	1,355	20,027	5
After five years	4,476	669	34	5,179	–
	28,450	9,002	2,373	39,825	14

The Group leases certain land and buildings, leased lines, motor vehicles, computer and other office equipment under operating leases. None of the leases include contingent rentals.

39 POST BALANCE SHEET EVENT

After the balance sheet date, the Board of Directors proposed a final dividend for the year ended 31 December 2014. Further details are disclosed in note 35(b)(i).

40 ACCOUNTING ESTIMATES AND JUDGEMENTS

Key sources of estimation uncertainty

Note 17 contains information about the assumptions relating to goodwill impairment, and note 36 contains information about the judgements on the lease classification of leasing of TD-SCDMA network capacity. Other key sources of estimation uncertainty are as follows:

Impairment loss for doubtful accounts

The Group assesses impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date. The estimates are based on the aging of the accounts receivable and other receivables balances and the historical write-off experience, net of recoveries. If the financial conditions of the customers were to deteriorate, additional impairment may be required.

Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are determined based on the Group's historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment of property, plant and equipment, interest in associates, goodwill and other intangible assets

The Group's property, plant and equipment comprise a significant portion of the Group's total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Property, plant and equipment, interest in associates and other intangible assets subject to amortization, are reviewed at least annually to determine whether there is any indication of impairment. The recoverable amount is estimated whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. In addition, for goodwill and other intangible assets with indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable estimation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in further impairment charge or reversal of impairment in future periods. Additional information for the goodwill impairment and the impairment assessment of interest in associates is disclosed in notes 17 and 19, respectively.

(Expressed in RMB unless otherwise indicated)

41 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS, INTERPRETATIONS AND DISCLOSURES ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2014

Up to the date of issue of these financial statements, the IASB/HKICPA has issued a number of amendments and new standards and interpretations which are not yet effective for the year ended 31 December 2014 and which have not been adopted in these financial statements.

Of these developments, the following relate to matters that may be relevant to the Group's operations and financial statements:

	Effective for accounting periods beginning on or after
Amendment to IAS/HKAS 19, "Employee Benefits"	1 July 2014
Annual Improvement to IFRSs/HKFRSs 2010-2012 cycle	1 July 2014
Annual Improvement to IFRSs/HKFRSs 2011-2013 cycle	1 July 2014
Amendment to IFRS/HKFRS 11, "Joint Arrangements"	1 January 2016
Amendment to IAS/HKAS 16, "Property, Plant and Equipment"	1 January 2016
Amendment to IAS/HKAS 38, "Intangible Assets"	1 January 2016
Amendment to IFRS/HKFRS 10, "Consolidated Financial Statements"	1 January 2016
Amendment to IAS/HKAS 28, "Investments in Associates and Joint Ventures"	1 January 2016
Amendment to IAS/HKAS 27, "Separate Financial Statements"	1 January 2016
Annual Improvement to IFRSs/HKFRSs 2012-2014 cycle	1 January 2016
IFRS/HKFRS 15 "Revenue from Contracts with Customers"	1 January 2017
IFRS/HKFRS 9 "Financial Instrument"	1 January 2018

Management is assessing the impact of such new standards, amendments to standards and will adopt the relevant standards, amendments to standards in the subsequent periods as required.

In addition, the requirements of Part 9 "Accounts and Audit" of the new Hong Kong Companies Ordinance (Cap. 622) come into operation as from the Company's first financial year commencing on or after 3 March 2014 in accordance with section 358 of the new Hong Kong Companies Ordinance. The Group is in the process of making an assessment of expected impact of the changes in the Hong Kong Companies Ordinance on the consolidated financial statements in the period of initial application of Part 9 of the new Hong Kong Companies Ordinance (Cap. 622). So far it has concluded that the impact is unlikely to be significant and only the presentation and the disclosure of information in the consolidated financial statements will be affected.

FINANCIAL SUMMARY

(Expressed in RMB)

RESULTS

	2014 Million	2013 Million	2012 Million	2011 Million	2010 Million
Operating revenue (Turnover)					
Revenue from telecommunications services	**581,817**	590,811	560,413	527,999	485,231
Revenue from sales of products and others	**59,631**	39,366	21,422	9,807	7,512
	641,448	630,177	581,835	537,806	492,743
Operating expenses					
Leased lines	**21,083**	18,727	9,909	5,188	3,897
Interconnection	**23,389**	25,998	25,140	23,533	21,886
Depreciation	**116,225**	104,699	100,848	97,113	86,230
Personnel	**36,830**	34,376	31,256	28,672	24,524
Selling expenses	**75,781**	91,834	80,232	78,636	74,361
Cost of products sold	**74,464**	61,363	41,448	23,120	20,506
Other operating expenses	**176,342**	157,531	140,272	127,686	108,249
	524,114	494,528	429,105	383,948	339,653
Profit from operations	**117,334**	135,649	152,730	153,858	153,090
Non-operating income, net	**1,089**	910	615	571	685
Interest income	**16,149**	15,289	12,661	8,413	5,658
Finance costs	**(228)**	(331)	(390)	(565)	(902)
Share of profit of associates	**8,248**	7,062	5,685	4,306	558
Share of loss of a joint venture	**–**	–	(1)	(1)	(18)
Profit before taxation	**142,592**	158,579	171,300	166,582	159,071
Taxation	**(33,187)**	(36,776)	(41,919)	(40,603)	(39,047)
PROFIT FOR THE YEAR	**109,405**	121,803	129,381	125,979	120,024
Other comprehensive income/(loss) for the year that may be subsequently reclassified to profit or loss:					
Exchange differences on translation of financial statements of overseas entities	**(169)**	(172)	(6)	(311)	(135)
Share of other comprehensive income/(loss) of associates	**1,224**	(767)	(16)	(229)	–
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	**110,460**	120,864	129,359	125,439	119,889
Profit attributable to:					
Equity shareholders of the Company	**109,279**	121,692	129,274	125,870	119,640
Non-controlling interests	**126**	111	107	109	384
PROFIT FOR THE YEAR	**109,405**	121,803	129,381	125,979	120,024
Total comprehensive income attributable to:					
Equity shareholders of the Company	**110,334**	120,754	129,252	125,332	119,505
Non-controlling interests	**126**	110	107	107	384
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	**110,460**	120,864	129,359	125,439	119,889

(Expressed in RMB)

ASSETS AND LIABILITIES

	As at 31 December 2014 Million	As at 31 December 2013 Million	As at 31 December 2012 Million	As at 31 December 2011 Million	As at 31 December 2010 Million
Property, plant and equipment	**564,795**	479,227	430,509	408,165	385,296
Construction in progress	**93,341**	85,000	55,507	56,235	54,868
Land lease prepayments and other prepayments	**24,855**	19,735	14,244	12,798	12,040
Goodwill	**35,300**	36,894	36,894	36,894	36,894
Other intangible assets	**766**	1,063	924	818	813
Interest in associates	**70,444**	53,940	48,343	43,794	40,175
Interest in a joint venture	**–**	–	6	7	8
Deferred tax assets	**20,507**	17,401	13,544	10,913	9,720
Restricted bank deposits	**8,731**	6,816	5,418	122	162
Other financial assets	**127**	127	127	127	127
Net current assets	**45,707**	96,276	148,797	109,441	66,202
Total assets less current liabilities	**864,573**	796,479	754,313	679,314	606,305
Interest-bearing borrowings	**(4,992)**	(4,989)	(28,619)	(28,617)	(28,615)
Deferred revenue, excluding current portion	**(840)**	(662)	(334)	(261)	(248)
Deferred tax liabilities	**(98)**	(104)	(51)	(17)	(39)
NET ASSETS	**858,643**	790,724	725,309	650,419	577,403

GLOSSARY

This glossary contains certain definitions and other terms as they relate to the Company and the Group and as they are used in the Annual Report. These definitions may, or may not, correspond to standard industry definitions.

"and – Reading"

"and – Reading" is the mobile reading business under the Group's commercial brand "and!". The Group provides customers with content services including abundant number of quality books, magazines and comics through handsets and mobile e-book devices, etc. which enable customers to enjoy the pleasure of mobile reading.

"and – Video"

"and – Video" is the mobile video business under the Group's commercial brand "and!". The Group co-operates with the media to provide customers with mobile network-based audio and visual services, which enable customers to download or watch various kinds of video content such as news, movies, sports programs and other entertainment through their handsets.

IDC

Internet Data Center, facilities and related service systems facilitating the operation and maintenance of equipment for the centralized collection, storage, processing and transmission of data based on the Internet. The principal services offered by IDC include server hosting, resources leasing, system maintenance, management services and other support and operational services.

Internet of Things

Equipping SIM cards, sensors, two-dimensional codes etc to different objects and connecting them to a wireless network can capacitate intelligence to inanimate objects and enables forms of conversation and communication between people and things, and between things themselves. This network of interconnected objects is called the "Internet of Things". "Internet of Things" possesses three distinguishing features, namely: scalability, mobility and security.

LTE

Long Term Evolution, a mainstream standard for the evolution of 3G technology. It is wireless broadband data business oriented, and has the characteristics of high speed, less time delay and high quality. LTE has two models, namely FDD and TDD, of which TDD (also known as TD-LTE) is a standard for the evolution of TD-SCDMA technology. The two models of LTE can be developed in a coordinated manner to utilize symmetrical and asymmetrical bandwidths flexibly and efficiently. LTE can be integrated and coexist with the existing 2G and 3G networks.

Migu Music

A business which provides music services to customers through the mobile telecommunications network. Currently it mainly includes Wireless Music Club, Color Ring and music download, etc.

Mobile Internet

Mobile Internet is an emerging market created by the cross convergence of Internet and mobile communications after their respective development. Mobile customers can gain wireless access to the Internet anytime and anywhere by using wireless terminals such as handsets and mobile Internet terminals to meet their needs.

Mobile Market

Mobile Market is an integrated market assembling different kinds of developers and their outstanding applications, and different kinds of businesses of the Group enabling customers using different terminals to satisfy their demand for real time experience, downloads and subscription.

TD-SCDMA

Time Division-Synchronous Code Division Multiple Access, China's home-grown 3G mobile technology standard, is one of the international mainstream 3G standards. The Group's 3G network adopts TD-SCDMA standard.

Unified Communications

Unified Communications combine device communications capabilities with quality Internet experience featuring New Communications, New Messages and New Contacts, and enable transmission of text, images, videos, locations and other enriched functions through the three channels on mobile devices including voice, messages and contacts.

VoLTE

Voice-over-LTE, a voice solution for LTE networks. It transmits voice via the IP network. Compared with other voice solutions, VoLTE provides higher definition quality with shorter connection time, hence lower costs. VoLTE provides customers with a better and enriched unified communications experience.

Wireless Data Traffic

Includes mobile data traffic and WLAN data traffic. A service provided by the Group to its customers enabling wireless access to the Internet using handsets or dongles.

WLAN

Wireless Local Area Network (also known as WiFi Network), which connects computers using wireless communication technology. Customers can use mobile terminals such as notebooks and handsets to gain high-speed wireless access to the Internet or corporate Intranet for information, entertainment or work.



中国移动
China Mobile

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China Mobile Limited

60/F., The Center, 99 Queen's Road Central, Hong Kong
Tel : (852) 3121 8888
Fax : (852) 3121 8809



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